AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT FINANCIAL STATEMENTS

December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American National Insurance Company and
Policyholders of American National Variable Life Separate Account

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of net assets for each of the subaccounts of American National Variable Life Separate Account (the "Account") listed in Appendix A, as of December 31, 2022, the related statements of operations, the statements of changes in net assets, the financial highlights for each of the periods presented in Appendix A and the related notes. In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of each of the subaccounts comprising the Account as of December 31, 2022, and the results of their operations, the changes in their net assets, and the financial highlights for each of the periods presented in Appendix A, in conformity with accounting principles generally accepted in the United States of America.

The financial highlights for each of the two years or periods ended December 31, 2019 were audited by other auditors whose report, dated April 20, 2020, expressed an unqualified opinion on those financial highlights.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on the Account's financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2022, by correspondence with the Account's fund managers. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
April 25, 2023

We have served as the auditor of American National Variable Life Separate Account since 2020.

Appendix A

Subaccount	Statements of Net Assets as of	Statements of Operations for the	Statements Of Changes in Net Assets for the	Financial Highlights for the
Alger Balanced Portfolio - Class I-2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Alger Capital Appreciation Portfolio - Class I-2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Alger Growth & Income Portfolio - Class I-2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Alger Large Cap Growth Portfolio - Class I-2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Alger Mid Cap Growth Portfolio - Class I-2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Alger Small Cap Growth Portfolio - Class I-2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Federated Hermes Fund for U.S. Government Securities II	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Federated Hermes High Income Bond Fund II - Primary Shares	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Federated Hermes Kaufmann Fund II - Primary Shares	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Federated Hermes Managed Volatility Fund II - Primary Shares	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Federated Hermes Quality Bond Fund II - Primary Shares	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Asset Manager Growth Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Asset Manager Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Balanced Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Contrafund Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Contrafund Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Equity-Income Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Equity-Income Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Government Money Market Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Government Money Market Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Growth - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Growth and Income - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Growth and Income - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Growth Opportunities Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Growth Opportunities Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP High Income - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Index 500 Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Index 500 Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Investment Grade Bond Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Mid Cap Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Mid Cap Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Overseas Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Value Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022

Subaccount	Statements of Net Assets as of	Statements of Operations for the	Statements Of Changes in Net Assets for the	Financial Highlights for the
Fidelity VIP Value Strategies - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Invesco V.I. Discovery Mid Cap Growth Fund	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Two Years Ended December 31, 2022 and Period from April 30, 2020* to December 31, 2020
Invesco V.I. Diversified Dividend Fund - Series I	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Invesco V.I. Health Care Fund - Series I	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Invesco V.I. Global Real Estate Fund - Series I	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Invesco V.I. Managed Volatility Fund - Series I	-	-	Period from January 1, 2021 to April 30, 2021#	Period from January 1, 2021 to April 30, 2021# and Year Ended December 31, 2020
Invesco V.I. Equity and Income Fund	December 31, 2022	Year Ended December 31, 2022	Year Ended December 31, 2022 and Period from April 30, 2021* to December 31, 2021	Year ended December 31, 2022 and Period from April 30, 2021* to December 31, 2021
Invesco V.I. Small Cap Equity Fund - Series I	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Invesco V.I. Technology Fund - Series I	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
MFS Core Equity Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
MFS Growth Series - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
MFS Investor Trust Series - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
MFS Research Series - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
T. Rowe Price Equity Income Portfolio	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
T. Rowe Price International Stock Portfolio	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
T. Rowe Price Limited-Term Bond Portfolio	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
T. Rowe Price Mid-Cap Growth Portfolio	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022

* Date represents commencement of operations.
# Date represents liquidation of operations.

American National Variable Life Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Alger Balanced Portfolio - Class I-2	Alger Capital Appreciation Portfolio - Class I-2	Alger Growth & Income Portfolio - Class I-2	Alger Large Cap Growth Portfolio - Class I-2	Alger Mid Cap Growth Portfolio - Class I-2
ASSETS					
Investments, at fair value	$ 2,007	$ 5,369	$ 1,725	$ 2,492	$ 3,445
Total assets	**$ 2,007**	**$ 5,369**	**$ 1,725**	**$ 2,492**	**$ 3,445**
NET ASSETS					
Accumulation units	$ 2,007	$ 5,369	$ 1,725	$ 2,492	$ 3,445
Total net assets	**$ 2,007**	**$ 5,369**	**$ 1,725**	**$ 2,492**	**$ 3,445**
Units Outstanding	706,990	966,401	466,505	692,069	972,459
FUND SHARE INFORMATION					
Number of shares	122,374	98,251	74,632	52,965	251,848
Cost of investment	$ 1,992	$ 8,193	$ 1,683	$ 3,848	$ 5,704
UNIT VALUE					
Lowest	$ 2.55	$ 5.29	$ 3.24	$ 3.38	$ 3.27
Highest	$ 3.22	$ 8.95	$ 4.41	$ 5.94	$ 5.52

American National Variable Life Separate Account

Statements of Operations

Year ended December 31, 2022

	Alger Balanced Portfolio - Class I-2	Alger Capital Appreciation Portfolio - Class I-2	Alger Growth & Income Portfolio - Class I-2	Alger Large Cap Growth Portfolio - Class I-2	Alger Mid Cap Growth Portfolio - Class I-2
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 24	$ —	$ 25	$ —	$ —
Mortality and expense charge	(1)	(20)	(3)	(3)	(6)
Net investment income/(loss)	**$ 23**	**$ (20)**	**$ 22**	**$ (3)**	**$ (6)**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	136	302	162	160	(364)
Change in unrealized gains/(losses)	(434)	(3,558)	(491)	(1,775)	(1,698)
Net realized and change in unrealized gains/(losses) on investments	(298)	(3,256)	(329)	(1,615)	(2,062)
Increase/(decrease) in net assets from operations	**$ (275)**	**$ (3,276)**	**$ (307)**	**$ (1,618)**	**$ (2,068)**

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Alger Small Cap Growth Portfolio - Class I-2	Federated Hermes Fund for U.S. Government Securities II	Federated Hermes High Income Bond Fund II - Primary Shares	Federated Hermes Kaufmann Fund II - Primary Shares	Federated Hermes Managed Volatility Fund II - Primary Shares
ASSETS					
Investments, at fair value	$ 1,895	$ 256	$ 1,021	$ 856	$ 457
Total assets	**$ 1,895**	**$ 256**	**$ 1,021**	**$ 856**	**$ 457**
NET ASSETS					
Accumulation units	$ 1,895	$ 256	$ 1,021	$ 856	$ 457
Total net assets	**$ 1,895**	**$ 256**	**$ 1,021**	**$ 856**	**$ 457**
Units Outstanding	425,131	193,345	326,857	222,508	182,621
FUND SHARE INFORMATION					
Number of shares	$ 133,530	$ 27,784	$ 191,235	$ 56,680	53,961
Cost of investment	$ 3,797	$ 295	$ 1,142	$ 1,082	$ 552
UNIT VALUE					
Lowest	$ 4.16	$ 1.22	$ 2.90	$ 3.48	$ 2.29
Highest	$ 7.17	$ 1.51	$ 3.57	$ 5.59	$ 2.94

American National Variable Life Separate Account

Statements of Operations

Year ended December 31, 2022

	Alger Small Cap Growth Portfolio - Class I-2	Federated Hermes Fund for U.S. Government Securities II	Federated Hermes High Income Bond Fund II - Primary Shares	Federated Hermes Kaufmann Fund II - Primary Shares	Federated Hermes Managed Volatility Fund II - Primary Shares
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ —	$ 5	$ 58	$ —	$ 10
Mortality and expense charge	(1)	—	(3)	(3)	(1)
Net investment income/(loss)	**$ (1)**	**$ 5**	**$ 55**	**$ (3)**	**$ 9**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	115	(5)	(38)	118	108
Change in unrealized gains/(losses)	(1,361)	(37)	(156)	(497)	(197)
Net realized and change in unrealized gains/(losses) on investments	(1,246)	(42)	(194)	(379)	(89)
Increase/(decrease) in net assets from operations	**$ (1,247)**	**$ (37)**	**$ (139)**	**$ (382)**	**$ (80)**

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Federated Hermes Quality Bond Fund II - Primary Shares	Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Initial Class	Fidelity VIP Balanced Portfolio - Initial Class	Fidelity VIP Contrafund Portfolio - Initial Class
ASSETS					
Investments, at fair value	$ 183	$ 851	$ 734	$ 1,512	$ 14,866
Total assets	**$ 183**	**$ 851**	**$ 734**	**$ 1,512**	**$ 14,866**
NET ASSETS					
Accumulation units	$ 183	$ 851	$ 734	$ 1,512	$ 14,866
Total net assets	**$ 183**	**$ 851**	**$ 734**	**$ 1,512**	**$ 14,866**
Units Outstanding	112,808	285,214	219,142	457,554	1,952,406
FUND SHARE INFORMATION					
Number of shares	18,609	45,471	51,263	78,026	392,456
Cost of investment	$ 200	$ 815	$ 783	$ 1,433	$ 13,640
UNIT VALUE					
Lowest	$ 1.53	$ 2.44	$ 2.31	$ 2.99	$ 5.97
Highest	$ 1.83	$ 46.67	$ 4.71	$ 63.09	$ 170.82

American National Variable Life Separate Account

Statements of Operations

Year ended December 31, 2022

	Federated Hermes Quality Bond Fund II - Primary Shares	Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Initial Class	Fidelity VIP Balanced Portfolio - Initial Class	Fidelity VIP Contrafund Portfolio - Initial Class
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 5	$ 17	16	$ 21	$ 84
Mortality and expense charge	(1)	(11)	(8)	(19)	(186)
Net investment income/(loss)	**$ 4**	**$ 6**	**$ 8**	**$ 2**	**$ (102)**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	(9)	102	47	129	1,513
Change in unrealized gains/(losses)	(18)	(303)	(204)	(496)	(7,154)
Net realized and change in unrealized gains/(losses) on investments	(27)	(201)	(157)	(367)	(5,641)
Increase/(decrease) in net assets from operations	**$ (23)**	**$ (195)**	**$ (149)**	**$ (365)**	**$ (5,743)**

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Fidelity VIP Contrafund Portfolio - Service Class 2	Fidelity VIP Equity-Income Portfolio - Initial Class	Fidelity VIP Equity-Income Portfolio - Service Class 2	Fidelity VIP Government Money Market Portfolio - Initial Class	Fidelity VIP Government Money Market Portfolio - Service Class 2
ASSETS					
Investments, at fair value	$ 18,463	$ 5,003	$ 1,452	$ 7,566	$ 4,393
Total assets	**$ 18,463**	**$ 5,003**	**$ 1,452**	**$ 7,566**	**$ 4,393**
NET ASSETS					
Accumulation units	$ 18,463	$ 5,003	$ 1,452	$ 7,566	$ 4,393
Total net assets	**$ 18,463**	**$ 5,003**	**$ 1,452**	**$ 7,566**	**$ 4,393**
Units Outstanding	3,418,658	866,404	456,796	6,129,503	4,374,627
FUND SHARE INFORMATION					
Number of shares	505,272	212,339	63,925	7,566,472	4,392,918
Cost of investment	$ 20,068	$ 4,752	$ 1,485	$ 7,567	$ 4,395
UNIT VALUE					
Lowest	$ 4.97	$ 3.57	$ 2.73	$ 1.13	$ 0.96
Highest	$ 7.42	$ 99.06	$ 3.44	$ 1.53	$ 1.01

American National Variable Life Separate Account

Statements of Operations

Year ended December 31, 2022

	Fidelity VIP Contrafund Portfolio - Service Class 2	Fidelity VIP Equity-Income Portfolio - Initial Class	Fidelity VIP Equity-Income Portfolio - Service Class 2	Fidelity VIP Government Money Market Portfolio - Initial	Fidelity VIP Government Money Market Portfolio -
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 54	$ 99	$ 25	$ 108	$ 55
Mortality and expense charge	(42)	(56)	(3)	(88)	(3)
Net investment income/(loss)	**$ 12**	**$ 43**	**$ 22**	**$ 20**	**$ 52**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	1,864	222	118	—	—
Change in unrealized gains/(losses)	(8,774)	(613)	(224)	—	—
Net realized and change in unrealized gains/(losses) on investments	(6,910)	(391)	(106)	—	—
Increase/(decrease) in net assets from operations	**$ (6,898)**	**$ (348)**	**$ (84)**	**$ 20**	**$ 52**

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Fidelity VIP Growth - Initial Class		Fidelity VIP Growth and Income - Initial Class		Fidelity VIP Growth and Income - Service Class 2		Fidelity VIP Growth Opportunities Portfolio - Initial Class		Fidelity VIP Growth Opportunities Portfolio - Service Class 2	
ASSETS										
Investments, at fair value	$	20,848	$	1,880	$	927	$	3,863	$	3,585
Total assets	**$**	**20,848**	**$**	**1,880**	**$**	**927**	**$**	**3,863**	**$**	**3,585**
NET ASSETS										
Accumulation units	$	20,848	$	1,880	$	927	$	3,863	$	3,585
Total net assets	**$**	**20,848**	**$**	**1,880**	**$**	**927**	**$**	**3,863**	**$**	**3,585**
Units Outstanding		3,112,054		503,175		244,841		875,713		663,797
FUND SHARE INFORMATION										
Number of shares		291,546		78,249		39,850		94,158		89,827
Cost of investment	$	20,224	$	1,705	$	887	$	4,242	$	4,777
UNIT VALUE										
Lowest	$	5.02	$	2.99	$	3.27	$	3.47	$	5.06
Highest	$	235.64	$	63.43	$	4.24	$	139.33	$	8.89

American National Variable Life Separate Account

Statements of Operations

Year ended December 31, 2022

	Fidelity VIP Growth - Initial Class		Fidelity VIP Growth and Income - Initial Class		Fidelity VIP Growth and Income - Service Class 2		Fidelity VIP Growth Opportunities Portfolio - Initial Class		Fidelity VIP Growth Opportunities Portfolio - Service Class 2	
NET INVESTMENT INCOME/(LOSS)										
Dividends	$	146	$	32	$	14	$	—	$	—
Mortality and expense charge		(260)		(22)		(4)		(57)		(4)
Net investment income/(loss)	**$**	**(114)**	**$**	**10**	**$**	**10**	**$**	**(57)**	**$**	**(4)**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS										
Net realized gains/(losses)		3,155		98		59		1,399		991
Change in unrealized gains/(losses)		(10,401)		(243)		(124)		(3,947)		(3,272)
Net realized and change in unrealized gains/(losses) on investments		(7,246)		(145)		(65)		(2,548)		(2,281)
Increase/(decrease) in net assets from operations	**$**	**(7,360)**	**$**	**(135)**	**$**	**(55)**	**$**	**(2,605)**	**$**	**(2,285)**

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Fidelity VIP High Income - Initial Class	Fidelity VIP Index 500 Portfolio - Initial Class	Fidelity VIP Index 500 Portfolio - Service Class 2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2
ASSETS					
Investments, at fair value	$ 583	$ 24,333	$ 15,256	$ 654	$ 461
Total assets	**$ 583**	**$ 24,333**	**$ 15,256**	**$ 654**	**$ 461**
NET ASSETS					
Accumulation units	$ 583	$ 24,333	$ 15,256	$ 654	$ 461
Total net assets	**$ 583**	**$ 24,333**	**$ 15,256**	**$ 654**	**$ 461**
Units Outstanding	277,318	4,216,467	3,564,981	284,282	301,392
FUND SHARE INFORMATION					
Number of shares	132,183	64,926	41,265	60,515	43,991
Cost of investment	$ 702	$ 11,957	$ 13,649	$ 776	$ 558
UNIT VALUE					
Lowest	$ 1.75	$ 4.09	$ 3.83	$ 1.87	$ 1.43
Highest	$ 24.12	$ 749.35	$ 5.31	$ 30.06	$ 1.79

American National Variable Life Separate Account

Statements of Operations

Year ended December 31, 2022

	Fidelity VIP High Income - Initial Class	Fidelity VIP Index 500 Portfolio - Initial Class	Fidelity VIP Index 500 Portfolio - Service Class 2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 31	$ 388	$ 200	$ 16	$ 10
Mortality and expense charge	(7)	(296)	(21)	(8)	(2)
Net investment income/(loss)	**$ 24**	**$ 92**	**$ 179**	**$ 8**	**$ 8**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	(10)	1,634	1,326	24	19
Change in unrealized gains/(losses)	(97)	(7,756)	(5,048)	(145)	(98)
Net realized and change in unrealized gains/(losses) on investments	(107)	(6,122)	(3,722)	(121)	(79)
Increase/(decrease) in net assets from operations	**$ (83)**	**$ (6,030)**	**$ (3,543)**	**$ (113)**	**$ (71)**

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Fidelity VIP Mid Cap Portfolio - Initial Class	Fidelity VIP Mid Cap Portfolio - Service Class 2	Fidelity VIP Overseas Portfolio - Initial Class	Fidelity VIP Value Portfolio - Service Class 2	Fidelity VIP Value Strategies - Service Class 2
ASSETS					
Investments, at fair value	$ 13,749	$ 28,419	$ 1,410	$ 517	$ 965
Total assets	**$ 13,749**	**$ 28,419**	**$ 1,410**	**$ 517**	**$ 965**
NET ASSETS					
Accumulation units	$ 13,749	$ 28,419	$ 1,410	$ 517	$ 965
Total net assets	**$ 13,749**	**$ 28,419**	**$ 1,410**	**$ 517**	**$ 965**
Units Outstanding	1,461,845	4,598,418	510,055	149,837	252,781
FUND SHARE INFORMATION					
Number of shares	420,216	910,854	64,969	31,548	66,346
Cost of investment	$ 14,575	$ 30,964	$ 1,321	$ 553	$ 965
UNIT VALUE					
Lowest	$ 8.14	$ 5.39	$ 1.94	$ 2.94	$ 3.23
Highest	$ 135.09	$ 7.38	$ 58.10	$ 3.80	$ 4.29

American National Variable Life Separate Account

Statements of Operations

Year ended December 31, 2022

	Fidelity VIP Mid Cap Portfolio - Initial Class	Fidelity VIP Mid Cap Portfolio - Service Class 2	Fidelity VIP Overseas Portfolio - Initial Class	Fidelity VIP Value Portfolio - Service Class 2	Fidelity VIP Value Strategies - Service Class 2
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 71	$ 80	$ 16	$ 6	$ 9
Mortality and expense charge	(170)	(56)	(16)	(2)	(3)
Net investment income/(loss)	**$ (99)**	**$ 24**	**$ —**	**$ 4**	**$ 6**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	1,130	2,200	42	42	115
Change in unrealized gains/(losses)	(3,729)	(7,532)	(526)	(73)	(200)
Net realized and change in unrealized gains/(losses) on investments	(2,599)	(5,332)	(484)	(31)	(85)
Increase/(decrease) in net assets from operations	**$ (2,698)**	**$ (5,308)**	**$ (484)**	**$ (27)**	**$ (79)**

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Net Assets

As of December 31,2022

(Amounts in thousands except for unit and share information)

	Invesco V.I. Discovery Mid Cap Growth Fund*		Invesco V.I. Diversified Dividend Fund - Series I		Invesco V.I. Equity and Income Fund**		Invesco V.I. Health Care Fund - Series I		Invesco V.I. Global Real Estate Fund - Series I	
ASSETS										
Investments, at fair value	$	99	$	598	$	2,015	$	1,113	$	2,217
Total assets	**$**	**99**	**$**	**598**	**$**	**2,015**	**$**	**1,113**	**$**	**2,217**
NET ASSETS										
Accumulation units	$	99	$	598	$	2,015	$	1,113	$	2,217
Total net assets	**$**	**99**	**$**	**598**	**$**	**2,015**	**$**	**1,113**	**$**	**2,217**
Units Outstanding		3,884		8,778		689,537		289,164		599,985
FUND SHARE INFORMATION										
Number of shares		1,785		23,910		124,872		44,254		170,023
Cost of investment	$	130	$	625	$	2,413	$	1,270	$	2,709
UNIT VALUE										
Lowest	$	22.91	$	59.08	$	2.60	$	3.27	$	3.21
Highest	$	36.54	$	73.56	$	3.25	$	4.44	$	4.94

American National Variable Life Separate Account

Statements of Operations

Year ended December 31, 2022

	Invesco V.I. Discovery Mid Cap Growth Fund*		Invesco V.I. Diversified Dividend Fund - Series I		Invesco V.I. Equity and Income Fund**		Invesco V.I. Health Care Fund - Series I		Invesco V.I. Global Real Estate Fund - Series I	
NET INVESTMENT INCOME/(LOSS)										
Dividends	$	—	$	11	$	36	$	—	$	73
Mortality and expense charge		—		(1)		(3)		(2)		(4)
Net investment income/(loss)	**$**	**—**	**$**	**10**	**$**	**33**	**$**	**(2)**	**$**	**69**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS										
Net realized gains/(losses)	$	34	$	75	$	249	$	160	$	(73)
Change in unrealized gains/(losses)		(92)		(97)		(452)		(342)		(779)
Net realized and change in unrealized gains/(losses) on investments		(58)		(22)		(203)		(182)		(852)
Increase/(decrease) in net assets from operations	**$**	**(58)**	**$**	**(12)**	**$**	**(170)**	**$**	**(184)**	**$**	**(783)**

* Formerly named Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund.

**This fund was opened on April 30, 2021.

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Invesco V.I. Small Cap Equity Fund - Series I	Invesco V.I. Technology Fund - Series I	MFS Core Equity Portfolio - Initial Class	MFS Growth Series - Initial Class	MFS Investors Trust Series - Initial Class
ASSETS					
Investments, at fair value	$ 616	$ 1,097	$ 274	$ 1,139	$ 350
Total assets	**$ 616**	**$ 1,097**	**$ 274**	**$ 1,139**	**$ 350**
NET ASSETS					
Accumulation units	616	1,097	274	1,139	350
Total net assets	**$ 616**	**$ 1,097**	**$ 274**	**$ 1,139**	**$ 350**
Units Outstanding	184,309	404,192	5,411	223,731	83,321
FUND SHARE INFORMATION					
Number of shares	40,936	87,101	11,555	23,712	10,851
Cost of investment	$ 755	$ 1,984	$ 285	1,470	$ 362
UNIT VALUE					
Lowest	$ 2.96	$ 2.49	$ 45.30	$ 4.67	$ 3.74
Highest	$ 4.30	$ 4.55	$ 61.38	$ 7.49	$ 5.08

American National Variable Life Separate Account

Statements of Operations

Year ended December 31, 2022

	Invesco V.I. Small Cap Equity Fund - Series I	Invesco V.I. Technology Fund - Series I	MFS Core Equity Portfolio - Initial Class	MFS Growth Series - Initial Class	MFS Investors Trust Series - Initial Class
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ —	$ —	$ 1	$ —	$ 2
Mortality and expense charge	(2)	(2)	—	(2)	(1)
Net investment income/(loss)	**$ (2)**	**$ (2)**	**$ 1**	**$ (2)**	**$ 1**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	113	503	36	172	66
Change in unrealized gains/(losses)	(274)	(1,230)	(96)	(719)	(139)
Net realized and change in unrealized gains/(losses) on investments	(161)	(727)	(60)	(547)	(73)
Increase/(decrease) in net assets from operations	**$ (163)**	**$ (729)**	**$ (59)**	**$ (549)**	**$ (72)**

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	MFS Research Series - Initial Class	T. Rowe Price Equity Income Portfolio	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price Mid-Cap Growth Portfolio
ASSETS					
Investments, at fair value	$ 158	$ 14,487	$ 4,217	$ 1,111	$ 8,663
Total assets	$ 158	$ 14,487	$ 4,217	$ 1,111	$ 8,663
NET ASSETS					
Accumulation units	$ 158	$ 14,487	$ 4,217	$ 1,111	$ 8,663
Total net assets	$ 158	$ 14,487	$ 4,217	$ 1,111	$ 8,663
Units Outstanding	34,699	3,634,484	1,860,598	760,300	943,431
FUND SHARE INFORMATION					
Number of shares	5,682	536,370	323,402	242,066	335,144
Cost of investment	$ 165	$ 14,724	$ 4,895	$ 1,167	$ 9,583
UNIT VALUE					
Lowest	$ 4.08	$ 3.27	$ 1.56	$ 1.38	$ 6.07
Highest	$ 5.53	$ 78.53	$ 31.91	$ 1.54	$ 141.47

American National Variable Life Separate Account

Statements of Operations

Year ended December 31, 2022

	MFS Research Series - Initial Class	T. Rowe Price Equity Income Portfolio	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price Mid-Cap Growth Portfolio
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 1	$ 278	$ 34	$ 23	$ —
Mortality and expense charge	—	(50)	(21)	(1)	(78)
Net investment income/(loss)	$ 1	$ 228	$ 13	$ 22	$ (78)
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	24	893	(32)	(8)	265
Change in unrealized gains/(losses)	(58)	(1,714)	(833)	(72)	(2,931)
Net realized and change in unrealized gains/(losses) on investments	(34)	(821)	(865)	(80)	(2,666)
Increase/(decrease) in net assets from operations	$ (33)	$ (593)	$ (852)	$ (58)	$ (2,744)

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	Alger Balanced Portfolio - Class I-2		Alger Capital Appreciation Portfolio - Class I-2		Alger Growth & Income Portfolio - Class I-2		Alger Large Cap Growth Portfolio - Class I-2		Alger Mid Cap Growth Portfolio - Class I-2	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	23	$	(20)	$	22	$	(3)	$	(6)
Net realized gains/(losses)		136		302		162		160		(364)
Change in unrealized gains/(losses)		(434)		(3,558)		(491)		(1,775)		(1,698)
Increase/(decrease) in net assets from operations	$	(275)	$	(3,276)	$	(307)	$	(1,618)	$	(2,068)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	297	$	1,048	$	177	$	218	$	698
Policy terminations/withdrawals and charges		(391)		(1,495)		(160)		(335)		(938)
Contract maintenance fees		(19)		(48)		(16)		(26)		(36)
Increase/(decrease) in net assets from contract transactions	$	(113)	$	(495)	$	1	$	(143)	$	(276)
INCREASE/(DECREASE) IN NET ASSETS	$	(388)	$	(3,771)	$	(306)	$	(1,761)	$	(2,344)
NET ASSETS AT BEGINNING OF PERIOD		2,395		9,140		2,031		4,253		5,789
NET ASSETS AT END OF PERIOD	$	2,007	$	5,369	$	1,725	$	2,492	$	3,445

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	Alger Small Cap Growth Portfolio - Class I-2		Federated Hermes Fund for U.S. Government Securities II		Federated Hermes High Income Bond Fund II - Primary Shares		Federated Hermes Kaufmann Fund II - Primary Shares		Federated Hermes Managed Volatility Fund II - Primary Shares
INCREASE/(DECREASE) IN NET ASSETS									
Net investment income/(loss)	$	(1)	$	5	$	55	$	(3)	$	9
Net realized gains/(losses)		115		(5)		(38)		118		108
Change in unrealized gains/(losses)		(1,361)		(37)		(156)		(497)		(197)
Increase/(decrease) in net assets from operations	$	(1,247)	$	(37)	$	(139)	$	(382)	$	(80)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS									
Payments received from contract owners	$	502	$	45	$	266	$	174	$	80
Policy terminations/withdrawals and charges		(679)		(38)		(268)		(197)		(124)
Contract maintenance fees		(18)		(4)		(16)		(9)		(7)
Increase/(decrease) in net assets from contract transactions	$	(195)	$	3	$	(18)	$	(32)	$	(51)
INCREASE/(DECREASE) IN NET ASSETS	$	(1,442)	$	(34)	$	(157)	$	(414)	$	(131)
NET ASSETS AT BEGINNING OF PERIOD		3,337		290		1,178		1,270		588
NET ASSETS AT END OF PERIOD	$	1,895	$	256	$	1,021	$	856	$	457

See accompanying notes to the financial statements.

16

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	Federated Hermes Quality Bond Fund II - Primary Shares		Fidelity VIP Asset Manager Growth Portfolio - Initial Class		Fidelity VIP Asset Manager Portfolio - Initial Class		Fidelity VIP Balanced Portfolio - Initial Class		Fidelity VIP Contrafund Portfolio - Initial Class	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	4	$	6	$	8	$	2	$	(102)
Net realized gains/(losses)		(9)		102		47		129		1,513
Change in unrealized gains/(losses)		(18)		(303)		(204)		(496)		(7,154)
Increase/(decrease) in net assets from operations	$	(23)	$	(195)	$	(149)	$	(365)	$	(5,743)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	71	$	20	$	35	$	28	$	380
Policy terminations/withdrawals and charges		(124)		(78)		(83)		(103)		(1,088)
Contract maintenance fees		(4)		(14)		(10)		(14)		(118)
Increase/(decrease) in net assets from contract transactions	$	(57)	$	(72)	$	(58)	$	(89)	$	(826)
INCREASE/(DECREASE) IN NET ASSETS	$	(80)	$	(267)	$	(207)	$	(454)	$	(6,569)
NET ASSETS AT BEGINNING OF PERIOD		263		1,118		941		1,966		21,435
NET ASSETS AT END OF PERIOD	$	183	$	851	$	734	$	1,512	$	14,866

See accompanying notes to the financial statements.

American National Variable Life Separate Account
Statements of Changes in Net Assets
Year ended December 31, 2022
(Amounts in thousands)

	Fidelity VIP Contrafund Portfolio - Service Class 2		Fidelity VIP Equity-Income Portfolio - Initial Class		Fidelity VIP Equity-Income Portfolio - Service Class 2		Fidelity VIP Government Money Market Portfolio - Initial Class		Fidelity VIP Government Money Market Portfolio - Service Class 2
INCREASE/(DECREASE) IN NET ASSETS									
Net investment income/(loss)	$	12	$	43	$	22	$	20	$	52
Net realized gains/(losses)		1,864		222		118		—		—
Change in unrealized gains/(losses)		(8,774)		(613)		(224)		—		—
Increase/(decrease) in net assets from operations	$	(6,898)	$	(348)	$	(84)	$	20	$	52
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS									
Payments received from contract owners	$	3,272	$	192	$	552	$	359	$	812
Policy terminations/withdrawals and charges		(3,866)		(588)		(545)		(524)		(665)
Contract maintenance fees		(169)		(55)		(18)		(125)		(66)
Increase/(decrease) in net assets from contract transactions	$	(763)	$	(451)	$	(11)	$	(290)	$	81
INCREASE/(DECREASE) IN NET ASSETS	$	(7,661)	$	(799)	$	(95)	$	(270)	$	133
NET ASSETS AT BEGINNING OF PERIOD		26,124		5,802		1,547		7,836		4,260
NET ASSETS AT END OF PERIOD	$	18,463	$	5,003	$	1,452	$	7,566	$	4,393

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	Fidelity VIP Growth - Initial Class	Fidelity VIP Growth and Income - Initial Class	Fidelity VIP Growth and Income - Service Class 2	Fidelity VIP Growth Opportunities Portfolio - Initial Class	Fidelity VIP Growth Opportunities Portfolio - Service Class 2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (114)	$ 10	$ 10	$ (57)	$ (4)
Net realized gains/(losses)	3,155	98	59	1,399	991
Change in unrealized gains/(losses)	(10,401)	(243)	(124)	(3,947)	(3,272)
Increase/(decrease) in net assets from operations	$ (7,360)	$ (135)	$ (55)	$ (2,605)	$ (2,285)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 191	$ 667	$ 176	$ 57	$ 370
Policy terminations/withdrawals and charges	(1,719)	(94)	(195)	(582)	(455)
Contract maintenance fees	(137)	(19)	(15)	(37)	(31)
Increase/(decrease) in net assets from contract transactions	$ (1,665)	$ 554	$ (34)	$ (562)	$ (116)
INCREASE/(DECREASE) IN NET ASSETS	$ (9,025)	$ 419	$ (89)	$ (3,167)	$ (2,401)
NET ASSETS AT BEGINNING OF PERIOD	29,873	1,461	1,016	7,030	5,986
NET ASSETS AT END OF PERIOD	$ 20,848	$ 1,880	$ 927	$ 3,863	$ 3,585

See accompanying notes to the financial statements.

American National Variable Life Separate Account
Statements of Changes in Net Assets
Year ended December 31, 2022
(Amounts in thousands)

	Fidelity VIP High Income - Initial Class		Fidelity VIP Index 500 Portfolio - Initial Class		Fidelity VIP Index 500 Portfolio - Service Class 2		Fidelity VIP Investment Grade Bond Portfolio - Initial Class		Fidelity VIP Investment Grade Bond Portfolio - Service Class 2
INCREASE/(DECREASE) IN NET ASSETS									
Net investment income/(loss)	$	24	$	92	$	179	$	8	$	8
Net realized gains/(losses)		(10)		1,634		1,326		24		19
Change in unrealized gains/(losses)		(97)		(7,756)		(5,048)		(145)		(98)
Increase/(decrease) in net assets from operations	$	(83)	$	(6,030)	$	(3,543)	$	(113)	$	(71)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS									
Payments received from contract owners	$	25	$	226	$	2,311	$	52		60
Policy terminations/withdrawals and charges		(41)		(1,809)		(2,723)		(101)		(35)
Contract maintenance fees		(11)		(175)		(107)		(14)		(11)
Increase/(decrease) in net assets from contract transactions	$	(27)	$	(1,758)	$	(519)	$	(63)	$	14
INCREASE/(DECREASE) IN NET ASSETS	$	(110)	$	(7,788)	$	(4,062)	$	(176)	$	(57)
NET ASSETS AT BEGINNING OF PERIOD		693		32,121		19,318		830		518
NET ASSETS AT END OF PERIOD	$	583	$	24,333	$	15,256	$	654	$	461

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	Fidelity VIP Mid Cap Portfolio - Initial Class		Fidelity VIP Mid Cap Portfolio - Service Class 2		Fidelity VIP Overseas Portfolio - Initial Class		Fidelity VIP Value Portfolio - Service Class 2		Fidelity VIP Value Strategies - Service Class 2
INCREASE/(DECREASE) IN NET ASSETS									
Net investment income/(loss)	$	(99)	$	24	$	—	$	4	$	6
Net realized gains/(losses)		1,130		2,200		42		42		115
Change in unrealized gains/(losses)		(3,729)		(7,532)		(526)		(73)		(200)
Increase/(decrease) in net assets from operations	$	(2,698)	$	(5,308)	$	(484)	$	(27)	$	(79)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS									
Payments received from contract owners	$	314	$	4,244	$	44	$	168	$	455
Policy terminations/withdrawals and charges		(1,377)		(5,671)		(53)		(166)		(435)
Contract maintenance fees		(100)		(249)		(29)		(7)		(12)
Increase/(decrease) in net assets from contract transactions	$	(1,163)	$	(1,676)	$	(38)	$	(5)	$	8
INCREASE/(DECREASE) IN NET ASSETS	$	(3,861)	$	(6,984)	$	(522)	$	(32)	$	(71)
NET ASSETS AT BEGINNING OF PERIOD		17,610		35,403		1,932		549		1,036
NET ASSETS AT END OF PERIOD	$	13,749	$	28,419	$	1,410	$	517	$	965

See accompanying notes to the financial statements.

American National Variable Life Separate Account
Statements of Changes in Net Assets
Year ended December 31, 2022
(Amounts in thousands)

	Invesco V.I. Discovery Mid Cap Growth Fund*	Invesco V.I. Diversified Dividend Fund - Series I	Invesco V.I. Equity and Income Fund**	Invesco V.I. Health Care Fund - Series I	Invesco V.I. Global Real Estate Fund - Series I
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ —	$ 10	$ 33	$ (2)	$ 69
Net realized gains/(losses)	34	75	249	160	(73)
Change in unrealized gains/(losses)	(92)	(97)	(452)	(342)	(779)
Increase/(decrease) in net assets from operations	$ (58)	$ (12)	$ (170)	$ (184)	$ (783)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 16	$ 17	$ 445	$ 82	$ 547
Policy terminations/withdrawals and charges	(48)	(3)	(437)	(108)	(727)
Contract maintenance fees	(2)	(6)	(28)	(13)	(40)
Increase/(decrease) in net assets from contract transactions	$ (34)	$ 8	$ (20)	$ (39)	$ (220)
INCREASE/(DECREASE) IN NET ASSETS	$ (92)	$ (4)	$ (190)	$ (223)	$ (1,003)
NET ASSETS AT BEGINNING OF PERIOD	191	602	2,205	1,336	3,220
NET ASSETS AT END OF PERIOD	$ 99	$ 598	$ 2,015	$ 1,113	$ 2,217

*This fund was opened on April 30, 2020.

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	Invesco V.I. Small Cap Equity Fund - Series I		Invesco V.I. Technology Fund - Series I		MFS Core Equity Portfolio - Initial Class		MFS Growth Series - Initial Class		MFS Investors Trust Series - Initial Class	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	(2)	$	(2)	$	1	$	(2)	$	1
Net realized gains/(losses)		113		503		36		172		66
Change in unrealized gains/(losses)		(274)		(1,230)		(96)		(719)		(139)
Increase/(decrease) in net assets from operations	$	(163)	$	(729)	$	(59)	$	(549)	$	(72)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	89	$	311	$	14	$	148	$	60
Policy terminations/withdrawals and charges		(78)		(300)		(27)		(178)		(63)
Contract maintenance fees		(10)		(15)		(3)		(14)		(4)
Increase/(decrease) in net assets from contract transactions	$	1	$	(4)	$	(16)	$	(44)	$	(7)
INCREASE/(DECREASE) IN NET ASSETS	$	(162)	$	(733)	$	(75)	$	(593)	$	(79)
NET ASSETS AT BEGINNING OF PERIOD		778		1,830		349		1,732		429
NET ASSETS AT END OF PERIOD	$	616	$	1,097	$	274	$	1,139	$	350

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	MFS Research Series - Initial Class		T. Rowe Price Equity Income Portfolio		T. Rowe Price International Stock Portfolio		T. Rowe Price Limited-Term Bond Portfolio		T. Rowe Price Mid-Cap Growth Portfolio	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	1	$	228	$	13	$	22	$	(78)
Net realized gains/(losses)		24		893		(32)		(8)		265
Change in unrealized gains/(losses)		(58)		(1,714)		(833)		(72)		(2,931)
Increase/(decrease) in net assets from operations	$	(33)	$	(593)	$	(852)	$	(58)	$	(2,744)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	11	$	2,604	$	913	$	359	$	349
Policy terminations/withdrawals and charges		(13)		(2,503)		(1,021)		(452)		(835)
Contract maintenance fees		(3)		(125)		(84)		(13)	$	(66)
Increase/(decrease) in net assets from contract transactions	$	(5)	$	(24)	$	(192)	$	(106)	$	(552)
INCREASE/(DECREASE) IN NET ASSETS	$	(38)	$	(617)	$	(1,044)	$	(164)	$	(3,296)
NET ASSETS AT BEGINNING OF PERIOD		196		15,104		5,261		1,275		11,959
NET ASSETS AT END OF PERIOD	$	158	$	14,487	$	4,217	$	1,111	$	8,663

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Alger Balanced Portfolio Class I-2		Alger Capital Appreciation Portfolio Class I-2		Alger Growth & Income Portfolio Class I-2		Alger Large Cap Growth Portfolio Class -I-2		Alger Mid Cap Growth Portfolio Class I-2
INCREASE/(DECREASE) IN NET ASSETS									
Net investment income/(loss)	$	16	$	(32)	$	17	$	(6)	$ (13)
Net realized gains/(losses)		113		2,309		233		1,249	2,516
Change in unrealized gains/(losses)		283		(802)		250		(775)	(2,233)
Increase/(decrease) in net assets from operations	$	412	$	1,475	$	500	$	468	$ 270
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS									
Payments received from contract owners	$	229	$	895	$	172	$	412	$ 611
Policy terminations/withdrawals and charges		(344)		(1,312)		(247)		(736)	(1,151)
Contract maintenance fees		(5)		(13)		(4)		(7)	(10)
Increase/(decrease) in net assets from contract transactions	$	(120)	$	(430)	$	(79)	$	(331)	$ (550)
INCREASE/(DECREASE) IN NET ASSETS	$	292	$	1,045	$	421	$	137	$ (280)
NET ASSETS AT BEGINNING OF PERIOD		2,103		8,095		1,610		4,116	6,069
NET ASSETS AT END OF PERIOD	$	2,395	$	9,140	$	2,031	$	4,253	$ 5,789

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Alger Small Cap Growth Portfolio Class I-2		Federated Hermes Fund for U.S Government Securities II		Federated Hermes High Income Bond Fund II - Primary Shares		Federated Hermes Kaufmann Fund II - Primary Shares		Federated Hermes Managed Volatility Fund II - Primary Shares
INCREASE/(DECREASE) IN NET ASSETS									
Net investment income/(loss)	$	(8)	$	6	$	50	$	(6)	$	8
Net realized gains/(losses)		1,784		—		(7)		126		17
Change in unrealized gains/(losses)		(1,986)		(10)		9		(93)		65
Increase/(decrease) in net assets from operations	$	(210)	$	(4)	$	52	$	27	$	90
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS									
Payments received from contract owners	$	963	$	251	$	310	$	126	$	83
Policy terminations/withdrawals and charges		(1,266)		(165)		(280)		(139)		(79)
Contract maintenance fees		(5)		(1)		(4)		(3)		(2)
Increase/(decrease) in net assets from contract transactions	$	(308)	$	85	$	26	$	(16)	$	2
INCREASE/(DECREASE) IN NET ASSETS	$	(518)	$	81	$	78	$	11	$	92
NET ASSETS AT BEGINNING OF PERIOD		3,855		209		1,100		1,259		496
NET ASSETS AT END OF PERIOD	$	3,337	$	290	$	1,178	$	1,270	$	588

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Federated Hermes Quality Bond Fund II - Primary shares		Fidelity VIP Asset Manager Growth Portfolio Initial Class		Fidelity VIP Asset Manager Portfolio Initial Class		Fidelity VIP Balanced Portfolio Initial Class		Fidelity VIP Contrafund Portfolio Initial Class	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	6	$	2	$	6	$	(3)	$	(210)
Net realized gains/(losses)		3		103		15		172		3,494
Change in unrealized gains/(losses)		(13)		31		57		119		1,339
Increase/(decrease) in net assets from operations	$	(4)	$	136	$	78	$	288	$	4,623
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	89	$	31	$	58	$	61	$	204
Policy terminations/withdrawals and charges		(48)		(158)		(88)		(91)		(1,570)
Contract maintenance fees		(1)		(4)		(3)		(4)		(33)
Increase/(decrease) in net assets from contract transactions	$	40	$	(131)	$	(33)	$	(34)	$	(1,399)
INCREASE/(DECREASE) IN NET ASSETS	$	36	$	5	$	45	$	254	$	3,224
NET ASSETS AT BEGINNING OF PERIOD		227		1,113		896		1,712		18,211
NET ASSETS AT END OF PERIOD	$	263	$	1,118	$	941	$	1,966	$	21,435

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Fidelity VIP Contrafund Portfolio Service Class 2		Fidelity VIP Equity-Income Portfolio Initial Class		Fidelity VIP Equity-Income Portfolio Service Class 2		Fidelity VIP Government Money Market Portfolio Initial Class		Fidelity VIP Government Money Market Portfolio Service Class 2
INCREASE/(DECREASE) IN NET ASSETS									
Net investment income/(loss)	$	(63)	$	45	$	17	$	(89)	$	(6)
Net realized gains/(losses)		4,629		830		268		—		—
Change in unrealized gains/(losses)		1,154		320		31		—		—
Increase/(decrease) in net assets from operations	$	5,720	$	1,195	$	316	$	(89)	$	(6)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS									
Payments received from contract owners	$	3,151	$	114	$	319	$	487	$	501
Policy terminations/withdrawals and charges		(4,443)		(847)		(417)		(590)		(687)
Contract maintenance fees		(45)		(15)		(5)		(33)		(17)
Increase/(decrease) in net assets from contract transactions	$	(1,337)	$	(748)	$	(103)	$	(136)	$	(203)
INCREASE/(DECREASE) IN NET ASSETS	$	4,383	$	447	$	213	$	(225)	$	(209)
NET ASSETS AT BEGINNING OF PERIOD		21,741		5,355		1,334		8,061		4,469
NET ASSETS AT END OF PERIOD	$	26,124	$	5,802	$	1,547	$	7,836	$	4,260

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Fidelity VIP Growth Initial Class		Fidelity VIP Growth and Income Initial Class		Fidelity VIP Growth and Income Service Class 2		Fidelity VIP Growth Opportunities Portfolio Initial Class		Fidelity VIP Growth Opportunities Portfolio Service Class 2
INCREASE/(DECREASE) IN NET ASSETS									
Net investment income/(loss)	$	(312)	$	16	$	16	$	(87)	$	(8)
Net realized gains/(losses)		7,626		113		131		1,547		907
Change in unrealized gains/(losses)		(1,765)		169		59		(718)		(296)
Increase/(decrease) in net assets from operations	$	5,549	$	298	$	206	$	742	$	603
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS									
Payments received from contract owners	$	241	$	76	$	288	$	178	$	891
Policy terminations/withdrawals and charges		(2,599)		(150)		(305)		(1,156)		(633)
Contract maintenance fees		(37)		(5)		(4)		(10)		(8)
Increase/(decrease) in net assets from contract transactions	$	(2,395)	$	(79)	$	(21)	$	(988)	$	250
INCREASE/(DECREASE) IN NET ASSETS	$	3,154	$	219	$	185	$	(246)	$	853
NET ASSETS AT BEGINNING OF PERIOD		26,719		1,242		831		7,276		5,133
NET ASSETS AT END OF PERIOD	$	29,873	$	1,461	$	1,016	$	7,030	$	5,986

See accompanying notes to the financial statements.

American National Variable Life Separate Account
Statements of Changes in Net Assets
Year ended December 31, 2021
(Amounts in thousands)

	Fidelity VIP High Income Initial Class		Fidelity VIP Index 500 Portfolio Initial Class		Fidelity VIP Index 500 Portfolio Service Class 2		Fidelity VIP Investment Grade Bond Portfolio Initial Class		Fidelity VIP Investment Grade Bond Portfolio Service Class 2
INCREASE/(DECREASE) IN NET ASSETS									
Net investment income/(loss)	$	29	$	42	$	144	$	8	$	7
Net realized gains/(losses)		(9)		2,059		2,086		31		22
Change in unrealized gains/(losses)		1		4,979		2,069		(55)		(36)
Increase/(decrease) in net assets from operations	$	21	$	7,080	$	4,299	$	(16)	$	(7)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS									
Payments received from contract owners	$	77	$	1,096	$	2,858	$	73	$	110
Policy terminations/withdrawals and charges		(166)		(2,922)		(3,543)		(105)		(101)
Contract maintenance fees		(3)		(47)		(28)		(4)		(3)
Increase/(decrease) in net assets from contract transactions	$	(92)	$	(1,873)	$	(713)	$	(36)	$	6
INCREASE/(DECREASE) IN NET ASSETS	$	(71)	$	5,207	$	3,586	$	(52)	$	(1)
NET ASSETS AT BEGINNING OF PERIOD		764		26,914		15,732		882		519
NET ASSETS AT END OF PERIOD	$	693	$	32,121	$	19,318	$	830	$	518

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Fidelity VIP Mid Cap Portfolio Initial Class	Fidelity VIP Mid Cap Portfolio Service Class 2	Fidelity VIP Overseas Portfolio Initial Class	Fidelity VIP Value Portfolio Service Class 2	Fidelity VIP Value Strategies Service Class 2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (97)	$ 30	$ (10)	$ 5	$ 8
Net realized gains/(losses)	3,429	6,857	264	117	102
Change in unrealized gains/(losses)	272	373	58	8	146
Increase/(decrease) in net assets from operations	$ 3,604	$ 7,260	$ 312	$ 130	$ 256
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 607	$ 4,487	$ 78	$ 223	$ 168
Policy terminations/withdrawals and charges	(2,359)	(5,895)	(258)	(273)	(160)
Contract maintenance fees	(26)	(65)	(8)	(2)	(3)
Increase/(decrease) in net assets from contract transactions	$ (1,778)	$ (1,473)	$ (188)	$ (52)	$ 5
INCREASE/(DECREASE) IN NET ASSETS	$ 1,826	$ 5,787	$ 124	$ 78	$ 261
NET ASSETS AT BEGINNING OF PERIOD	15,784	29,616	1,808	471	775
NET ASSETS AT END OF PERIOD	$ 17,610	$ 35,403	$ 1,932	$ 549	$ 1,036

See accompanying notes to the financial statements.

American National Variable Life Separate Account
Statements of Changes in Net Assets
Year ended December 31, 2021
(Amounts in thousands)

	Invesco V.I. Discovery Mid Cap Growth Fund*	Invesco V.I. Diversified Dividend Fund Series I	Invesco V.I. Equity and Income Fund**	Invesco V.I. Health Care Fund Series I	Invesco V.I. Global Real Estate Fund Series I
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ —	$ 11	$ 36	$ 1	$ 74
Net realized gains/(losses)	21	8	26	217	(11)
Change in unrealized gains/(losses)	10	68	55	(68)	601
Increase/(decrease) in net assets from operations	$ 31	$ 87	$ 117	$ 150	$ 664
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 1	$ 243	$ 2,446	$ 263	$ 498
Policy terminations/withdrawals and charges	(3)	(147)	(351)	(338)	(575)
Contract maintenance fees	—	(2)	(7)	(4)	(11)
Increase/(decrease) in net assets from contract transactions	$ (2)	$ 94	$ 2,088	$ (79)	$ (88)
INCREASE/(DECREASE) IN NET ASSETS	$ 29	$ 181	$ 2,205	$ 71	$ 576
NET ASSETS AT BEGINNING OF PERIOD	162	421	—	1,265	2,644
NET ASSETS AT END OF PERIOD	$ 191	$ 602	$ 2,205	$ 1,336	$ 3,220

* Formerly named Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund.

**This fund was opened on April 30, 2021.

See accompanying notes to the financial statements.

American National Variable Life Separate Account
Statements of Changes in Net Assets
Year ended December 31, 2021
(Amounts in thousands)

	Invesco V.I. Managed Volatility Fund Series I*		Invesco V.I. Small Cap Equity Fund Series I		Invesco V.I. Technology Fund Series I		MFS Core Equity Portfolio Initial Class		MFS Growth Series Initial Class	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	41	$	(2)	$	(6)	$	2	$	(3)
Net realized gains/(losses)		119		102		405		37		324
Change in unrealized gains/(losses)		(5)		38		(166)		39		11
Increase/(decrease) in net assets from operations	$	155	$	138	$	233	$	78	$	332
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	216	$	182	$	424	$	3	$	203
Policy terminations/withdrawals and charges		(2,398)		(244)		(474)		(52)		(242)
Contract maintenance fees		—		(3)		(4)		(1)		(4)
Increase/(decrease) in net assets from contract transactions	$	(2,182)	$	(65)	$	(54)	$	(50)	$	(43)
INCREASE/(DECREASE) IN NET ASSETS	$	(2,027)	$	73	$	179	$	28	$	289
NET ASSETS AT BEGINNING OF PERIOD		2,027		705		1,651		321		1,443
NET ASSETS AT END OF PERIOD	$	—	$	778	$	1,830	$	349	$	1,732

*This Fund merged with Invesco V.I. Equity & Income on April 30, 2021.

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	MFS Investor Trust Series Initial Class		MFS Research Series Initial Class		T. Row Price Equity Income Portfolio		T. Rowe Price International Stock Portfolio		T. Rowe Price Limited-Term Bond Portfolio	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	1	$	1	$	171	$	—	$	14
Net realized gains/(losses)		31		19		1,221		515		11
Change in unrealized gains/(losses)		57		23		1,731		(478)		(27)
Increase/(decrease) in net assets from operations	$	89	$	43	$	3,123	$	37	$	(2)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	49	$	4	$	1,518	$	1,030	$	166
Policy terminations/withdrawals and charges		(49)		(28)		(2,143)		(1,046)		(135)
Contract maintenance fees		(1)		(1)		(33)		(22)		(4)
Increase/(decrease) in net assets from contract transactions	$	(1)	$	(25)	$	(658)	$	(38)	$	27
INCREASE/(DECREASE) IN NET ASSETS	$	88	$	18	$	2,465	$	(1)	$	25
NET ASSETS AT BEGINNING OF PERIOD		341		178		12,639		5,262		1,250
NET ASSETS AT END OF PERIOD	$	429	$	196	$	15,104	$	5,261	$	1,275

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	T. Rowe Price Mid-Cap Growth Portfolio	
INCREASE/(DECREASE) IN NET ASSETS		
Net investment income/(loss)	$	(100)
Net realized gains/(losses)		1,746
Change in unrealized gains/(losses)		(98)
Increase/(decrease) in net assets from operations	$	1,548
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS		
Payments received from contract owners	$	658
Policy terminations/withdrawals and charges		(1,865)
Contract maintenance fees	$	(18)
Increase/(decrease) in net assets from contract transactions	$	(1,225)
INCREASE/(DECREASE) IN NET ASSETS	$	323
NET ASSETS AT BEGINNING OF PERIOD		11,636
NET ASSETS AT END OF PERIOD	$	11,959

See accompanying notes to the financial statements.

(1) ORGANIZATION

American National Variable Life Separate Account ("the Separate Account") was established on July 30, 1987 under Texas law as a separate investment account of American National Insurance Company ("the Sponsor"). The Separate Account began operations on February 20, 1991. The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended, as a unit investment trust.

The Separate Account's assets are segregated from the Sponsor's general assets and are used only to support the following variable life products issued by the Sponsor.

Investrac Gold Variable Universal Life
Investrac Advantage Variable Universal Life
Investrac Survivor Variable Universal Life
WealthQuest III Variable Universal Life

These financial statements report the results of the subaccounts for the various variable life products. As of December 31, 2022, there are 50 active subaccounts within the Separate Account, although not all subaccounts are offered in each product.

Alger Balanced Portfolio - Class I-2	Fidelity VIP High Income - Initial Class
Alger Capital Appreciation Portfolio - Class I-2	Fidelity VIP Index 500 Portfolio - Initial Class
Alger Growth & Income Portfolio - Class I-2	Fidelity VIP Index 500 Portfolio - Service Class 2
Alger Large Cap Growth Portfolio - Class I-2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class
Alger Mid Cap Growth Portfolio - Class I-2	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2
Alger Small Cap Growth Portfolio - Class I-2	Fidelity VIP Mid Cap Portfolio - Initial Class
Federated Hermes Fund for U.S. Government Securities II	Fidelity VIP Mid Cap Portfolio - Service Class 2
Federated Hermes High Income Bond Fund II - Primary Shares	Fidelity VIP Overseas Portfolio - Initial Class
Federated Hermes Kaufmann Fund II - Primary Shares	Fidelity VIP Value Portfolio - Service Class 2
Federated Hermes Managed Volatility Fund II - Primary Shares	Fidelity VIP Value Strategies - Service Class 2
Federated Hermes Quality Bond Fund II - Primary Shares	Invesco V.I. Discovery Mid Cap Growth Fund
Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Invesco V.I. Diversified Dividend Fund - Series I
Fidelity VIP Asset Manager Portfolio - Initial Class	Invesco V.I. Health Care Fund - Series I
Fidelity VIP Balanced Portfolio - Initial Class	Invesco V.I. Global Real Estate Fund - Series I
Fidelity VIP Contrafund Portfolio - Initial Class	Invesco V.I. Equity and Income Fund
Fidelity VIP Contrafund Portfolio - Service Class 2	Invesco V.I. Small Cap Equity Fund - Series I
Fidelity VIP Equity-Income Portfolio - Initial Class	Invesco V.I. Technology Fund - Series I
Fidelity VIP Equity-Income Portfolio - Service Class 2	MFS Core Equity Portfolio - Initial Class
Fidelity VIP Government Money Market Portfolio - Initial Class	MFS Growth Series - Initial Class
Fidelity VIP Government Money Market Portfolio - Service Class 2	MFS Investors Trust Series - Initial Class
Fidelity VIP Growth - Initial Class	MFS Research Series - Initial Class
Fidelity VIP Growth and Income - Initial Class	T. Rowe Price Equity Income Portfolio
Fidelity VIP Growth and Income - Service Class 2	T. Rowe Price International Stock Portfolio
Fidelity VIP Growth Opportunities Portfolio - Initial Class	T. Rowe Price Limited-Term Bond Portfolio
Fidelity VIP Growth Opportunities Portfolio - Service Class 2	T. Rowe Price Mid-Cap Growth Portfolio

Each of the subaccounts is invested only in a corresponding portfolio of the following mutual fund companies: the Alger Portfolios, Federated Hermes Insurance Series, Fidelity Variable Insurance Products, Invesco Variable Insurance Funds, MFS Variable Insurance Trusts, T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and T. Rowe Price Fixed Income Series, Inc.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Separate Account have been prepared on an accrual basis in accordance with U.S. generally accepted accounting principles ("GAAP"). Separate Account is an investment company and follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of the financial statements. Actual results in the future could differ from management's estimates.

Investments - Investments in shares of the separate investment portfolios are stated at fair value. The determination of fair value is based on a three-tier hierarchy as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect American National's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The fair values for the shares of the separate investment portfolios are determined through a quoted market price from each respective portfolio, which meets the level one hierarchy definition. The net asset value for each share is equal to the quoted market price. Investment transactions are accounted for on the trade date. Realized gains and losses on investments are determined on the basis of identified cost. The difference between cost and fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments. Capital gain distributions and dividends from mutual funds are recorded and reinvested upon receipt.

Federal Taxes - The operations of the Separate Account form part of, and are taxed with, the operations of the Sponsor. Under the Internal Revenue Code, all ordinary income and capital gains allocated to the policyholders are not taxed to the Sponsor. As a result, the unit values of the subaccounts are not affected by federal income taxes on distributions received by the subaccounts. Accordingly, no provision for income taxes is required in the accompanying financial statements.

(3)   SHARES PURCHASES AND SALES

For the year ended December 31, 2022, the aggregate cost of purchases (including reinvestment of dividend distributions and transfers between mutual fund portfolios) and proceeds from sales of investments in the mutual portfolios were as follows (in thousands):

Sub-account	Purchases		Sales	
Alger Balanced Portfolio - Class I-2	$	297	$	391
Alger Capital Appreciation Portfolio - Class I-2		1,048		1,495
Alger Growth & Income Portfolio - Class I-2		177		160
Alger Large Cap Growth Portfolio - Class I-2		218		335
Alger Mid Cap Growth Portfolio - Class I-2		698		938
Alger Small Cap Growth Portfolio - Class I-2		502		679
Federated Hermes Fund for U.S. Government Securities II		45		38
Federated Hermes High Income Bond Fund II - Primary Shares		266		268
Federated Hermes Kaufmann Fund II - Primary Shares		174		197
Federated Hermes Managed Volatility Fund II - Primary Shares		80		124
Federated Hermes Quality Bond Fund II - Primary Shares		71		124
Fidelity VIP Asset Manager Growth Portfolio - Initial Class		20		78
Fidelity VIP Asset Manager Portfolio - Initial Class		35		83
Fidelity VIP Balanced Portfolio - Initial Class		28		103
Fidelity VIP Contrafund Portfolio - Initial Class		380		1,088
Fidelity VIP Contrafund Portfolio - Service Class 2		3,272		3,866
Fidelity VIP Equity-Income Portfolio - Initial Class		192		588
Fidelity VIP Equity-Income Portfolio - Service Class 2		552		545
Fidelity VIP Government Money Market Portfolio - Initial Class		359		524
Fidelity VIP Government Money Market Portfolio - Service Class 2		812		665
Fidelity VIP Growth - Initial Class		191		1,719
Fidelity VIP Growth and Income - Initial Class		667		94
Fidelity VIP Growth and Income - Service Class 2		176		195
Fidelity VIP Growth Opportunities Portfolio - Initial Class		57		582
Fidelity VIP Growth Opportunities Portfolio - Service Class 2		370		455
Fidelity VIP High Income - Initial Class		25		41
Fidelity VIP Index 500 Portfolio - Initial Class		226		1,809
Fidelity VIP Index 500 Portfolio - Service Class 2		2,311		2,723
Fidelity VIP Investment Grade Bond Portfolio - Initial Class		52		101
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2		60		35
Fidelity VIP Mid Cap Portfolio - Initial Class		314		1,377
Fidelity VIP Mid Cap Portfolio - Service Class 2		4,244		5,671
Fidelity VIP Overseas Portfolio - Initial Class		44		53
Fidelity VIP Value Portfolio - Service Class 2		168		166
Fidelity VIP Value Strategies - Service Class 2		455		435
Invesco V.I. Discovery Mid Cap Growth Fund*		16		48
Invesco V.I. Diversified Dividend Fund - Series I		17		3
Invesco V.I. Equity and Income Fund**		445		437
Invesco V.I. Health Care Fund - Series I		82		108
Invesco V.I. Global Real Estate Fund - Series I		547		727
Invesco V.I. Small Cap Equity Fund - Series I		89		78
Invesco V.I. Technology Fund - Series I		311		300
MFS Core Equity Portfolio - Initial Class		14		27
MFS Growth Series - Initial Class		148		178
MFS Investors Trust Series - Initial Class		60		63
MFS Research Series - Initial Class		11		13
T. Rowe Price Equity Income Portfolio		2,604		2,503
T. Rowe Price International Stock Portfolio		913		1,021
T. Rowe Price Limited-Term Bond Portfolio		359		452
T. Rowe Price Mid-Cap Growth Portfolio		349		835
Grand Total	$	**24,551**	$	**34,538**

(4)   POLICY CHARGES AND DEDUCTIONS

Mortality and Expense Risk Charges - The mortality risk and expense risk charges are applied daily against the net assets representing equity of policyholders held in each subaccount. The annual effective rates for these charges have a maximum rate of:

Investrac Gold Variable Universal Life	0.90%
Investrac Advantage Variable Universal Life	1.25%
Survivorship Variable Universal Life	0.90%
WealthQuest III Variable Universal Life	0.70%

Monthly Administrative Charges - A monthly charge to the accumulated value is deducted equal to a monthly cost of insurance, including additional charges for riders if applicable. Also, a monthly maintenance fee varying by product is assessed as follows:

Investrac Gold Variable Universal Life	$	2.50
Investrac Advantage Variable Universal Life	$	7.50
Survivorship Variable Universal Life	$	5.00
WealthQuest III Variable Universal Life	$	7.50

The monthly charge and monthly maintenance fee are imposed directly and charged directly to the contract owner accounts through the redemption of units.

Surrender Charge - A surrender charge is imposed upon the surrender of variable life insurance contracts to compensate the Sponsor for sales and other marketing expenses. The amount of any surrender charge will depend on the number of years that have elapsed since the contract was issued. In addition, partial surrenders will be assessed a $25 fee. No surrender charge will be imposed on death benefits. The surrender charge is imposed directly to the contract owner accounts through the redemption of units.

Transfer Charge - After the first twelve transfers in any one policy year for transfers made among the subaccounts (after four for the Investrac Gold Variable Universal Life product), a $25 transfer charge is imposed. Except for WealthQuest III Variable Universal Life, Investrac Advantage Variable Universal Life, and Survivorship Variable Universal Life, which imposes a $10 transfer fee. The transfer charge is imposed directly to the contract owner accounts through the redemption of units.

Premium Charge - Premium loads vary by product as follows:

Investrac Gold Variable Universal Life - a 4% sales charge and a $2.00 transaction charge plus applicable premium tax up to 4%.
Investrac Advantage Variable Universal Life - no sales charges or loads.
Survivorship Variable Universal Life - up to a 3% sales charge.
WealthQuest III Variable Universal Life - up to a 6% sales charge.

The premium charge is imposed directly to the contract owner accounts through the redemption of units.

(5)   FINANCIAL HIGHLIGHTS

The Sponsor sells a number of variable universal life products having unique combinations of features and fees that are charged against the policyholder's account balance (see Note 4). Differences in fee structures result in a variety of expense ratios and total returns. The unit value, the expense ratio and the total returns are presented for the product with the lowest and highest expense ratio:

		Units (000s)	Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Alger Balanced Portfolio - Class I-2							
December 31,	2022	707	2.84	**2,007**	5.72	0.70	(11.13)
December 31,	2021	750	3.19	2,395	3.78	0.70	18.30
December 31,	2020	779	2.70	2,103	1.73	0.70	9.76
December 31,	2019	801	2.46	1,958	4.06	0.70	19.42
December 31,	2018	849	2.06	1,734	16.80	0.70	(3.29)
Alger Capital Appreciation Portfolio - Class I-2							
December 31,	2022	966	5.56	5,369	8.31	0.70	(36.32)
December 31,	2021	1,048	8.72	9,140	21.64	0.70	19.02
December 31,	2020	1,104	7.33	8,095	15.10	0.70	39.43
December 31,	2019	1,179	5.26	6,112	12.11	0.70	34.87
December 31,	2018	1,246	3.90	4,850	17.27	0.70	(1.02)
Alger Growth & Income Portfolio - Class I-2							
December 31,	2022	467	3.70	1,725	8.59	0.70	(14.83)
December 31,	2021	468	4.34	2,031	8.65	0.70	31.15
December 31,	2020	487	3.31	1,610	1.92	0.70	13.75
December 31,	2019	508	2.91	1,462	10.95	0.70	29.33
December 31,	2018	525	2.25	1,167	7.51	0.70	(4.66)
Alger Large Cap Growth Portfolio - Class I-2							
December 31,	2022	692	3.60	2,492	4.99	0.70	(38.53)
December 31,	2021	726	5.86	4,253	22.24	0.70	12.01
December 31,	2020	787	5.23	4,116	16.93	0.70	65.51
December 31,	2019	813	3.16	2,544	2.05	0.70	28.98
December 31,	2018	836	2.45	2,051	18.41	0.70	1.24
Alger Mid Cap Growth Portfolio - Class I-2							
December 31,	2022	972	3.54	3,445	3.25	0.70	(35.79)
December 31,	2021	1,049	5.52	5,789	32.94	0.70	4.30
December 31,	2020	1,147	5.29	6,069	14.51	0.70	62.82
December 31,	2019	1,228	3.25	3,945	12.04	0.70	31.58
December 31,	2018	1,261	2.47	3,112	14.77	0.70	(8.52)
Alger Small Cap Growth Portfolio - Class I-2							
December 31,	2022	425	4.46	1,895	18.87	0.70	(37.60)
December 31,	2021	467	7.14	3,337	28.78	0.70	(5.52)
December 31,	2020	510	7.56	3,855	8.23	0.70	65.08
December 31,	2019	560	4.58	2,528	5.75	0.70	30.48
December 31,	2018	610	3.51	2,132	4.16	0.70	0.57
Federated Hermes Fund for U.S. Government Securities II							
December 31,	2022	193	1.32	256	1.83	0.70	(12.24)
December 31,	2021	193	1.51	290	1.89	0.70	(0.89)
December 31,	2020	138	1.52	209	2.42	0.70	2.77
December 31,	2019	137	1.48	199	2.33	0.70	6.47
December 31,	2018	167	1.39	230	2.43	0.70	—
Federated Hermes High Income Bond Fund II - Primary Shares							
December 31,	2022	327	3.12	1,021	5.51	0.70	(11.21)
December 31,	2021	335	3.52	1,178	4.57	0.70	5.03
December 31,	2020	328	3.35	1,100	5.97	0.70	3.74
December 31,	2019	355	3.23	1,128	6.29	0.70	14.54
December 31,	2018	383	2.82	1,067	8.15	0.70	(3.42)

(5) FINANCIAL HIGHLIGHTS (CONTINUED)

		Units	Unit Fair Value	Net Assets	Investment[1]	Expense Ratio[2]	Total Return[3]
		(000s)	Lowest to Highest	(000s)	Income Ratio	Lowest to Highest	Lowest to Highest
Federated Hermes Kaufmann Fund II - Primary Shares							
December 31,	2022	223	3.85	856	12.51	0.70	(29.81)
December 31,	2021	232	5.48	1,270	6.67	0.70	2.24
December 31,	2020	235	5.36	1,259	9.26	0.70	26.42
December 31,	2019	245	4.24	1,022	9.25	0.70	33.75
December 31,	2018	254	3.17	794	7.28	0.70	3.93
Federated Hermes Managed Volatility Fund II - Primary Shares							
December 31,	2022	183	2.50	457	25.71	0.70	(13.63)
December 31,	2021	203	2.89	588	1.75	0.70	18.62
December 31,	2020	203	2.44	496	2.60	0.70	—
December 31,	2019	207	2.44	501	2.24	0.70	20.20
December 31,	2018	239	2.03	480	3.04	0.70	(8.56)
Federated Hermes Quality Bond Fund II - Primary Shares							
December 31,	2022	113	1.62	183	4.15	0.70	(9.38)
December 31,	2021	147	1.79	263	3.43	0.70	(1.34)
December 31,	2020	126	1.81	227	3.36	0.70	5.23
December 31,	2019	122	1.72	206	2.97	0.70	9.55
December 31,	2018	128	1.57	198	2.91	0.70	(0.63)
Fidelity VIP Asset Manager Growth Portfolio - Initial Class							
December 31,	2022	285	4.33 to 2.62	851	8.21	0.90 to 1.25	(17.62) to (17.91)
December 31,	2021	310	5.26 to 3.19	1,118	2.73	0.90 to 1.25	12.86 to 12.37
December 31,	2020	338	4.66 to 2.84	1,113	2.54	0.90 to 1.25	16.21 to 15.92
December 31,	2019	357	2.45 to 34.80	1,004	7.05	0.90 to 1.25	21.22 to 21.88
December 31,	2018	400	2.02 to 28.71	924	5.57	0.90 to 1.25	(8.86) to (8.60)
Fidelity VIP Asset Manager Portfolio - Initial Class							
December 31,	2022	219	3.97 to 2.45	734	8.85	0.90 to 1.25	(15.70) to (15.99)
December 31,	2021	241	4.71 to 2.91	941	2.17	0.90 to 1.25	8.88 to 8.62
December 31,	2020	251	4.33 to 2.68	896	2.78	0.90 to 1.25	13.95 to 13.56
December 31,	2019	281	2.36 to 3.80	894	6.19	0.90 to 1.25	16.83 to 17.28
December 31,	2018	339	2.02 to 3.24	914	5.06	0.90 to 1.25	(6.91) to (6.36)
Fidelity VIP Balanced Portfolio - Initial Class							
December 31,	2022	458	3.15 to 3.18	1,512	7.28	0.90 to 1.25	(18.67) to (18.96)
December 31,	2021	482	3.87 to 3.93	1,966	8.16	0.90 to 1.25	17.27 to 16.93
December 31,	2020	490	3.30 to 3.36	1,712	2.89	0.90 to 1.25	28.91 to 20.86
December 31,	2019	527	2.56 to 43.50	1,501	6.43	0.90 to 1.25	15.84 to 23.33
December 31,	2018	541	2.21 to 35.27	1,267	6.73	0.90 to 1.25	(5.47) to (4.74)
Fidelity VIP Contrafund Portfolio - Initial Class							
December 31,	2022	1,952	11.48 to 6.26	14,866	5.25	0.90 to 1.25	(26.97) to (27.23)
December 31,	2021	2,051	15.72 to 8.60	21,435	12.58	0.90 to 1.25	26.64 to 26.31
December 31,	2020	2,209	12.41 to 6.81	18,211	0.74	0.90 to 1.25	29.39 to 28.94
December 31,	2019	2,342	5.28 to 102.54	15,003	11.87	0.90 to 1.25	29.73 to 30.48
December 31,	2018	2,495	4.07 to 78.64	12,354	9.90	0.90 to 1.25	(7.59) to (7.20)
Fidelity VIP Contrafund Portfolio - Service Class 2							
December 31,	2022	3,419	5.4	18,463	5.21	0.70	(26.18)
December 31,	2021	3,571	7.32	26,124	12.78	0.70	27.68
December 31,	2020	3,793	5.73	21,741	0.60	0.70	28.22
December 31,	2019	3,994	4.47	17,558	11.83	0.70	33.04
December 31,	2018	4,201	3.36	14,130	9.82	0.70	(7.18)
Fidelity VIP Equity-Income Portfolio - Initial Class							
December 31,	2022	866	8.18 to 4.00	5,003	5.14	0.90 to 1.25	(5.81) to (6.14)
December 31,	2021	962	8.68 to 4.27	5,802	12.77	0.90 to 1.25	23.83 to 23.30
December 31,	2020	1,126	7.01 to 3.46	5,355	6.45	0.90 to 1.25	5.73 to 5.49
December 31,	2019	1,192	3.28 to 73.19	5,419	8.66	0.90 to 1.25	25.67 to 26.32
December 31,	2018	1,354	2.61 to 57.94	4,904	7.13	0.90 to 1.25	(9.50) to (9.17)

(5)   FINANCIAL HIGHLIGHTS (CONTINUED)

		Units (000s)	Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Fidelity VIP Equity-Income Portfolio - Service Class 2							
December 31,	2022	457	3.18	1,452	5.23	0.70	(4.12)
December 31,	2021	467	3.31	1,547	12.78	0.70	24.61
December 31,	2020	502	2.66	1,334	6.25	0.70	4.28
December 31,	2019	499	2.55	1,248	8.42	0.70	26.87
December 31,	2018	521	2.01	1,031	6.99	0.70	(8.22)
Fidelity VIP Government Money Market Portfolio - Initial Class							
December 31,	2022	6,130	1.53 to 1.14	7,566	1.41	0.90 to 1.25	0.53 to 0.00
December 31,	2021	6,348	1.14	7,836	0.01	0.90 to 1.25	(0.59) to (1.58)
December 31,	2020	6,444	1.15 to 1.16	8,061	0.33	0.90 to 1.25	(1.71) to (0.85)
December 31,	2019	6,548	1.17 to 1.55	8,308	1.99	0.90 to 1.25	0.86 to 2.63
December 31,	2018	6,883	1.14 to 1.53	8,698	1.62	0.90 to 1.25	0.00 to 0.87
Fidelity VIP Government Money Market Portfolio - Service Class 2							
December 31,	2022	4,375	1.00	4,393	1.27	0.70	1.58
December 31,	2021	4,309	0.99	4,260	0.01	0.70	(0.14)
December 31,	2020	4,529	0.99	4,469	0.25	0.70	—
December 31,	2019	4,742	0.99	4,660	1.72	0.70	2.06
December 31,	2018	5,027	0.97	4,854	1.32	0.70	1.04
Fidelity VIP Growth - Initial Class							
December 31,	2022	3,112	10.74 to 5.23	20,848	8.09	0.90 to 1.25	(25.13) to (25.39)
December 31,	2021	3,355	14.34 to 7.01	29,873	20.57	0.90 to 1.25	22.16 to 21.63
December 31,	2020	3,682	11.74 to 5.76	26,719	9.41	0.90 to 1.25	42.48 to 42.22
December 31,	2019	3,839	4.05 to 133.15	19,684	6.55	0.90 to 1.25	32.79 to 33.23
December 31,	2018	4,150	3.05 to 99.94	16,103	14.99	0.90 to 1.25	(1.61) to (0.96)
Fidelity VIP Growth and Income - Initial Class							
December 31,	2022	503	3.38 to 3.78 `	1,880	3.74	0.90 to 1.25	(5.80) to (6.13)
December 31,	2021	369	3.59 to 4.03 `	1,461	6.94	0.90 to 1.25	24.95 to 24.26
December 31,	2020	393	2.87 to 3.24	1,242	7.17	0.90 to 1.25	6.69 to 6.59
December 31,	2019	412	2.69 to 45.48	1,221	12.20	0.90 to 1.25	28.27 to 29.28
December 31,	2018	444	2.09 to 2.37	1,024	6.25	0.90 to 1.25	(9.89) to (9.52)
Fidelity VIP Growth and Income - Service Class 2							
December 31,	2022	245	3.79	927	3.57	0.70	(4.88)
December 31,	2021	255	3.98	1,016	6.86	0.70	25.95
December 31,	2020	263	3.16	831	7.25	0.70	8.52
December 31,	2019	270	2.91	784	12.09	0.70	24.89
December 31,	2018	272	2.33	622	6.20	0.70	(8.98)
Fidelity VIP Growth Opportunities Portfolio - Initial Class							
December 31,	2022	876	3.56 to 4.24	3,863	20.66	0.90 to 1.25	(38.70) to (38.92)
December 31,	2021	978	5.81 to 6.94	7,030	9.08	0.90 to 1.25	11.03 to 10.55
December 31,	2020	1,119	5.23 to 6.28	7,276	5.74	0.90 to 1.25	89.49 to 66.58
December 31,	2019	1,199	2.76 to 73.22	4,638	8.25	0.90 to 1.25	23.21 to 39.55
December 31,	2018	1,184	2.24 to 52.47	3,315	6.15	0.90 to 1.25	11.00 to 11.44
Fidelity VIP Growth Opportunities Portfolio - Service Class 2							
December 31,	2022	664	5.40	3,585	19.78	0.70	(38.26)
December 31,	2021	684	8.75	5,986	8.80	0.70	11.71
December 31,	2020	656	7.83	5,133	5.64	0.70	67.31
December 31,	2019	696	4.68	3,211	8.55	0.70	40.54
December 31,	2018	733	3.33	2,424	6.05	0.70	12.12
Fidelity VIP High Income - Initial Class							
December 31,	2022	277	2.79 to 1.82	583	5.13	0.90 to 1.25	(12.17) to (12.47)
December 31,	2021	289	3.17 to 2.08	693	5.36	0.90 to 1.25	3.32 to 2.89
December 31,	2020	346	3.07 to 2.02	764	4.95	0.90 to 1.25	1.99 to 1.51
December 31,	2019	344	1.99 to 22.76	753	5.24	0.90 to 1.25	13.71 to 15.24
December 31,	2018	359	1.75 to 19.75	697	5.66	0.90 to 1.25	(4.54) to (4.00)

(5)   FINANCIAL HIGHLIGHTS (CONTINUED)

		Units (000s)	Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Fidelity VIP Index 500 Portfolio - Initial Class							
December 31,	2022	4,216	10.49 to 4.40	24,333	2.23	0.90 to 1.25	(18.94) to (19.23)
December 31,	2021	4,508	12.94 to 5.45	32,121	1.98	0.90 to 1.25	27.45 to 26.97
December 31,	2020	4,780	10.15 to 4.29	26,914	2.08	0.90 to 1.25	17.21 to 16.89
December 31,	2019	5,075	3.67 to 491.28	24,632	3.50	0.90 to 1.25	29.68 to 30.32
December 31,	2018	5,469	2.83 to 376.98	20,429	2.46	0.90 to 1.25	(5.74) to (5.26)
Fidelity VIP Index 500 Portfolio - Service Class 2							
December 31,	2022	3,565	4.28	15,256	1.99	0.70	(18.08)
December 31,	2021	3,698	5.22	19,318	1.78	0.70	28.67
December 31,	2020	3,872	4.06	15,732	1.89	0.70	16.75
December 31,	2019	4,126	3.48	13,988	3.32	0.70	32.32
December 31,	2018	4,271	2.63	11,244	2.14	0.70	(5.05)
Fidelity VIP Investment Grade Bond Portfolio - Initial Class							
December 31,	2022	284	2.76 to 1.95	654	7.53	0.90 to 1.25	(13.74) to (14.04)
December 31,	2021	314	3.20 to 2.27	830	4.84	0.90 to 1.25	(1.44) to (2.03)
December 31,	2020	331	3.25 to 2.32	882	2.20	0.90 to 1.25	8.33 to 8.41
December 31,	2019	338	2.14 to 27.88	833	2.64	0.90 to 1.25	8.08 to 8.70
December 31,	2018	367	1.98 to 25.66	835	2.97	0.90 to 1.25	(1.84) to (1.43)
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2							
December 31,	2022	301	1.53	461	7.44	0.70	(13.28)
December 31,	2021	294	1.76	518	4.62	0.70	(1.00)
December 31,	2020	292	1.78	519	2.05	0.70	7.23
December 31,	2019	298	1.66	475	2.61	0.70	9.21
December 31,	2018	296	1.52	443	3.03	0.70	(0.65)
Fidelity VIP Mid Cap Portfolio - Initial Class							
December 31,	2022	1,462	10.17 to 8.99	13,749	7.06	0.90 to 1.25	(15.51) to (15.80)
December 31,	2021	1,581	12.04 to 10.68	17,610	16.16	0.90 to 1.25	24.47 to 24.00
December 31,	2020	1,753	9.67 to 8.61	15,784	0.66	0.90 to 1.25	22.10 to 16.82
December 31,	2019	1,871	7.37 to 90.53	14,328	12.00	0.90 to 1.25	17.33 to 22.35
December 31,	2018	1,978	6.05 to 73.99	12,495	10.03	0.90 to 1.25	(15.65) to (15.31)
Fidelity VIP Mid Cap Portfolio - Service Class 2							
December 31,	2022	4,598	6.18	28,419	7.11	0.70	(14.64)
December 31,	2021	4,890	7.24	35,403	16.92	0.70	25.47
December 31,	2020	5,134	5.77	29,616	0.40	0.70	16.30
December 31,	2019	5,342	4.96	25,991	12.13	0.70	24.62
December 31,	2018	5,642	3.98	22,456	9.94	0.70	(15.32)
Fidelity VIP Overseas Portfolio - Initial Class							
December 31,	2022	510	3.19 to 2.26	1,410	2.00	0.90 to 1.25	(25.16) to (25.42)
December 31,	2021	525	4.27 to 3.03	1,932	7.99	0.90 to 1.25	18.48 to 18.09
December 31,	2020	567	3.60 to 2.57	1,808	0.99	0.90 to 1.25	14.58 to 14.17
December 31,	2019	626	2.25 to 42.10	1,728	5.52	0.90 to 1.25	26.40 to 26.65
December 31,	2018	729	1.78 to 33.24	1,568	1.67	0.90 to 1.25	(16.04) to (15.65)
Fidelity VIP Value Portfolio - Service Class 2							
December 31,	2022	150	3.45	517	4.61	0.70	(3.35)
December 31,	2021	154	3.57	549	12.58	0.70	30.79
December 31,	2020	172	2.73	471	5.58	0.70	7.93
December 31,	2019	170	2.53	432	8.81	0.70	25.87
December 31,	2018	172	2.01	340	7.40	0.70	(14.10)

(5) FINANCIAL HIGHLIGHTS (CONTINUED)

		Units (000s)	Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Fidelity VIP Value Strategies - Service Class 2							
December 31,	2022	253	3.82	965	5.57	0.70	(6.06)
December 31,	2021	255	4.06	1,036	9.79	0.70	33.19
December 31,	2020	254	3.05	775	6.75	0.70	7.02
December 31,	2019	272	2.85	771	1.35	0.70	33.80
December 31,	2018	336	2.13	713	0.74	0.70	(18.39)
Invesco V.I. Discovery Mid Cap Growth Fund*							
December 31,	2022	4	25.51	99	28.41	0.70	(31.03)
December 31,	2021	5	36.98	191	10.96	0.70	18.83
December 31,	2020	5	31.12	162	—	0.70	44.79
December 31,	2019	—	—	—	—	—	—
December 31,	2018	—	—	—	—	—	—
Invesco V.I. Diversified Dividend Fund - Series I							
December 31,	2022	9	68.07	598	14.53	0.70	(1.91)
December 31,	2021	9	69.39	602	2.70	0.70	19.67
December 31,	2020	7	57.99	421	5.46	0.70	0.10
December 31,	2019	8	57.93	448	8.49	0.70	22.86
December 31,	2018	8	47.15	353	6.02	0.70	(7.57)
Invesco V.I. Equity and Income Fund**							
December 31,	2022	690	2.92	2,015	15.10	0.70	(7.01)
December 31,	2021	702	3.14	2,205	2.82	0.70	—
December 31,	2020	—	—	—	—	—	—
December 31,	2019	—	—	—	—	—	—
December 31,	2018	—	—	—	—	—	—
Invesco V.I. Health Care Fund - Series I							
December 31,	2022	289	3.85	1,113	13.78	0.70	(13.36)
December 31,	2021	301	4.44	1,336	11.33	0.70	12.48
December 31,	2020	320	3.95	1,265	2.67	0.70	13.17
December 31,	2019	417	3.49	1,436	2.48	0.70	32.70
December 31,	2018	407	2.63	1,060	13.21	0.70	0.77
Invesco V.I. Global Real Estate Fund - Series I							
December 31,	2022	600	3.70	2,217	2.83	0.70	(24.58)
December 31,	2021	657	4.90	3,220	2.75	0.70	25.96
December 31,	2020	680	3.89	2,644	7.93	0.70	(13.56)
December 31,	2019	654	4.50	2,897	4.83	0.70	24.31
December 31,	2018	677	3.62	2,454	5.26	0.70	(7.18)
Invesco V.I. Managed Volatility Fund - Series I* **							
December 31,	2022	—	—	—	—	—	—
December 31,	2021	—	—	—	2.08	0.70	—
December 31,	2020	737	2.75	2,027	4.36	0.70	(2.89)
December 31,	2019	800	2.83	2,230	5.26	0.70	19.41
December 31,	2018	846	2.37	1,994	5.52	0.70	(11.90)
Invesco V.I. Small Cap Equity Fund - Series I							
December 31,	2022	184	3.34	616	18.50	0.70	(20.54)
December 31,	2021	185	4.21	778	5.44	0.70	20.96
December 31,	2020	202	3.48	705	9.50	0.70	24.73
December 31,	2019	198	2.79	545	13.39	0.70	26.24
December 31,	2018	202	2.21	441	7.30	0.70	(15.00)
Invesco V.I. Technology Fund - Series I							
December 31,	2022	404	2.71	1,097	38.00	0.70	(39.58)
December 31,	2021	407	4.49	1,830	9.57	0.70	14.84
December 31,	2020	422	3.91	1,651	9.29	0.70	43.75
December 31,	2019	487	2.72	1,307	9.02	0.70	36.00
December 31,	2018	494	2.00	978	4.93	0.70	(0.50)
MFS Core Equity Portfolio - Initial Class							
December 31,	2022	5	50.67	274	11.50	0.70	(17.13)
December 31,	2021	6	61.14	349	7.86	0.70	25.42
December 31,	2020	7	48.75	321	5.61	0.70	18.41
December 31,	2019	7	41.17	295	14.79	0.70	33.19
December 31,	2018	8	30.91	246	11.94	0.70	(3.86)

*This fund was opened on April 30, 2020.

**This fund was opened on April 30, 2021.

***This fund was closed on April 30, 2021.

(5)   FINANCIAL HIGHLIGHTS (CONTINUED)

		Units	Unit Fair Value	Net Assets	Investment[1]	Expense Ratio[2]	Total Return[3]
		(000s)	Lowest to Highest	(000s)	Income Ratio	Lowest to Highest	Lowest to Highest
MFS Growth Series - Initial Class							
December 31,	2022	224	5.09	1,139	11.32	0.70	(31.57)
December 31,	2021	233	7.44	1,732	13.71	0.70	23.53
December 31,	2020	240	6.02	1,443	6.38	0.70	30.52
December 31,	2019	265	4.61	1,213	9.41	0.70	38.02
December 31,	2018	295	3.34	975	7.43	0.70	2.77

(5)   FINANCIAL HIGHLIGHTS (CONTINUED)

		Units (000s)	Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
MFS Investors Trust Series - Initial Class							
December 31,	2022	83	4.20	350	13.57	0.70	(16.20)
December 31,	2021	86	5.01	429	3.77	0.70	26.96
December 31,	2020	86	3.95	341	3.83	0.70	12.25
December 31,	2019	94	3.52	325	7.13	0.70	31.84
December 31,	2018	121	2.67	320	5.22	0.70	(5.65)
MFS Research Series - Initial Class							
December 31,	2022	35	4.54	158	13.13	0.70	(17.20)
December 31,	2021	36	5.49	196	6.36	0.70	24.41
December 31,	2020	40	4.41	178	4.50	0.70	16.05
December 31,	2019	41	3.80	156	10.99	0.70	32.87
December 31,	2018	41	2.86	117	13.85	0.70	(4.35)
T. Rowe Price Equity Income Portfolio							
December 31,	2022	3,634	3.89 to 4.21	14,487	6.95	0.70 to 1.25	(2.92) to (4.54)
December 31,	2021	3,679	4.00 to 4.41	15,104	8.91	0.70 to 1.25	25.89 to 24.09
December 31,	2020	3,865	3.18 to 3.55	12,639	4.79	0.70 to 1.25	0.00 to (0.28)
December 31,	2019	4,057	3.09 to 59.24	13,136	8.75	0.70 to 1.25	24.91 to 27.71
December 31,	2018	4,359	2.46 to 47.29	11,194	11.33	0.70 to 1.25	(10.67) to (9.78)
T. Rowe Price International Stock Portfolio							
December 31,	2022	1,861	2.37 to 1.87	4,217	3.09	0.70 to 1.25	(15.37) to (16.86)
December 31,	2021	1,962	2.80 to 2.24	5,261	7.00	0.70 to 1.25	1.57 to 0.17
December 31,	2020	1,987	2.76 to 2.24	5,262	5.12	0.70 to 1.25	12.20 to 13.13
December 31,	2019	2,063	1.88 to 27.38	4,798	6.40	0.70 to 1.25	26.11 to 29.47
December 31,	2018	2,453	1.49 to 21.62	4,445	11.23	0.70 to 1.25	(15.59) to (14.86)
T. Rowe Price Limited-Term Bond Portfolio							
December 31,	2022	760	1.47	1,111	2.09	0.70	(3.29)
December 31,	2021	839	1.52	1,275	1.94	0.70	(0.01)
December 31,	2020	822	1.52	1,250	1.98	0.70	3.45
December 31,	2019	570	1.47	826	2.45	0.70	4.26
December 31,	2018	460	1.41	641	2.00	0.70	1.44
T. Rowe Price Mid-Cap Growth Portfolio							
December 31,	2022	943	6.96 to 9.94	8,663	2.89	0.70 to 1.25	(22.58) to (23.54)
December 31,	2021	1,001	8.99 to 13.01	11,959	10.07	0.70 to 1.25	14.87 to 13.39
December 31,	2020	1,112	7.83 to 11.47	11,636	7.50	0.70 to 1.25	23.70 to 22.28
December 31,	2019	1,211	6.33 to 100.39	10,336	7.68	0.70 to 1.25	29.74 to 31.33
December 31,	2018	1,362	4.82 to 77.15	8,822	13.92	0.70 to 1.25	(3.34) to (2.03)

[1]   These ratios represent dividends, excluding distributions of realized gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

[2]   These ratios represent the annualized policy expenses of the separate account, consisting primarily of mortality and expense charges. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying fund are excluded.

[3]   These ratios represent the total return, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(6)   UNIT CHANGES

The changes in units outstanding for the periods ended

Fund	December 31, 2020 Units Outstanding	2021 Units Purchased	2021 Units Redeemed	December 31, 2021 Units Outstanding	2022 Units Purchased	2022 Units Redeemed	December 31, 2022 Units Outstanding
Alger Balanced Portfolio - Class I-2	779.487	83.270	112.913	749.844	100.045	142.899	706.990
Alger Capital Appreciation Portfolio - Class I-2	1.103.711	106.733	162.835	1.047.609	160.793	242.001	966.401
Alger Growth & Income Portfolio - Class I-2	486.903	47.326	66.316	467.913	46.464	47.872	466.505
Alger Large Cap Growth Portfolio - Class I-2	787.404	71.766	133.247	725.923	50.699	84.553	692.069
Alger Mid Cap Growth Portfolio - Class I-2	1.146.931	110.923	208.622	1.049.232	168.460	245.233	972.459
Alger Small Cap Growth Portfolio - Class I-2	509.807	124.140	166.734	467.213	89.028	131.110	425.131
Federated Hermes Fund for U.S. Government Securities II	137.518	166.947	111.640	192.825	31.233	30.713	193.345
Federated Hermes High Income Bond Fund II - Primary Shares	328.365	88.810	82.386	334.789	81.850	89.782	326.857
Federated Hermes Kaufmann Fund II - Primary Shares	235.029	23.028	26.279	231.778	41.880	51.150	222.508
Federated Hermes Managed Volatility Fund II - Primary Shares	203.395	31.988	32.356	203.027	30.227	50.633	182.621
Federated Hermes Quality Bond Fund II - Primary Shares	125.559	48.965	27.060	147.464	40.841	75.497	112.808
Fidelity VIP Asset Manager Growth Portfolio - Initial Class	338.435	7.890	36.170	310.155	6.138	31.079	285.214
Fidelity VIP Asset Manager Portfolio - Initial Class	251.067	13.779	23.748	241.098	8.826	30.782	219.142
Fidelity VIP Balanced Portfolio - Initial Class	489.908	15.248	22.939	482.217	8.413	33.076	457.554
Fidelity VIP Contrafund Portfolio - Initial Class	2.209.273	19.523	177.346	2.051.450	28.507	127.551	1.952.406
Fidelity VIP Contrafund Portfolio - Service Class 2	3.793.202	482.479	704.845	3.570.836	554.447	706.625	3.418.658
Fidelity VIP Equity-Income Portfolio - Initial Class	1.126.126	16.157	180.516	961.767	20.590	115.953	866.404
Fidelity VIP Equity-Income Portfolio - Service Class 2	501.502	99.577	134.394	466.685	172.611	182.500	456.796
Fidelity VIP Government Money Market Portfolio - Initial Class	6.444.299	399.110	495.258	6.348.151	294.119	512.767	6.129.503
Fidelity VIP Government Money Market Portfolio - Service Class 2	4.529.072	506.793	726.537	4.309.328	818.322	753.023	4.374.627
Fidelity VIP Growth - Initial Class	3.682.098	32.332	359.297	3.355.133	25.958	269.037	3.112.054
Fidelity VIP Growth and Income - Initial Class	392.716	22.154	45.802	369.068	164.063	29.956	503.175
Fidelity VIP Growth and Income - Service Class 2	263.271	74.441	82.396	255.316	46.408	56.883	244.841
Fidelity VIP Growth Opportunities Portfolio - Initial Class	1.119.144	17.677	158.893	977.928	10.867	113.082	875.713
Fidelity VIP Growth Opportunities Portfolio - Service Class 2	655.884	104.913	76.422	684.375	55.416	75.994	663.797
Fidelity VIP High Income - Initial Class	345.676	22.720	79.222	289.174	11.021	22.877	277.318
Fidelity VIP Index 500 Portfolio - Initial Class	4.779.904	78.420	350.437	4.507.887	33.152	324.572	4.216.467
Fidelity VIP Index 500 Portfolio - Service Class 2	3.871.938	603.033	777.134	3.697.837	513.446	646.302	3.564.981
Fidelity VIP Investment Grade Bond Portfolio - Initial Class	330.707	30.103	46.482	314.328	10.740	40.786	284.282
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2	292.009	61.805	59.634	294.180	36.091	28.879	301.392
Fidelity VIP Mid Cap Portfolio - Initial Class	1.753.171	59.362	231.426	1.581.107	30.845	150.107	1.461.845
Fidelity VIP Mid Cap Portfolio - Service Class 2	5.133.951	665.134	908.867	4.890.218	670.503	962.303	4.598.418
Fidelity VIP Overseas Portfolio - Initial Class	567.107	21.241	63.360	524.988	14.796	29.729	510.055
Fidelity VIP Value Portfolio - Service Class 2	172.407	66.515	85.257	153.665	48.272	52.100	149.837
Fidelity VIP Value Strategies - Service Class 2	254.345	45.784	44.994	255.135	118.312	120.666	252.781
Invesco V.I. Discovery Mid Cap Growth Fund	5.191	78	93	5.176	565	1.857	3.884
Invesco V.I. Diversified Dividend Fund - Series I	7.265	3.817	2.410	8.672	242	136	8.778
Invesco V.I. Equity and Income Fund	—	820.809	119.219	701.590	150.239	162.292	689.537
Invesco V.I. Health Care Fund - Series I	320.380	64.392	83.968	300.804	20.554	32.194	289.164
Invesco V.I. Global Real Estate Fund - Series I	679.736	115.871	138.436	657.171	127.728	184.914	599.985
Invesco V.I. Managed Volatility Fund - Series I	737.451	75.364	812.815	—	—	—	—
Invesco V.I. Small Cap Equity Fund - Series I	202.422	44.139	61.629	184.932	25.648	26.271	184.309
Invesco V.I. Technology Fund - Series I	421.929	99.441	113.895	407.475	94.960	98.243	404.192
MFS Core Equity Portfolio - Initial Class	6.577	74	943	5.708	276	573	5.411
MFS Growth Series - Initial Class	239.888	29.170	36.153	232.905	24.493	33.667	223.731
MFS Investors Trust Series - Initial Class	86.346	10.606	11.359	85.593	13.274	15.546	83.321
MFS Research Series - Initial Class	40.341	757	5.414	35.684	2.246	3.231	34.699
T. Rowe Price Equity Income Portfolio	3.865.029	398.086	584.601	3.678.514	602.357	646.387	3.634.484
T. Rowe Price International Stock Portfolio	1.987.438	355.948	381.036	1.962.350	366.137	467.889	1.860.598
T. Rowe Price Limited-Term Bond Portfolio	822.299	107.815	90.986	839.128	240.339	319.167	760.300
T. Rowe Price Mid-Cap Growth Portfolio	1.112.408	23.418	134.920	1.000.906	12.187	69.662	943.431
Total	**59,676,021**	**6,519,871**	**9,579,641**	**56,616,251**	**6,224,628**	**8,670,101**	**54,170,778**

(7)   SUBSEQUENT EVENTS

The Separate Account evaluated subsequent events through the date the financial statements were issued. During this period, there were no significant subsequent events that required adjustment to or disclosure in the accompanying financial statements.

AMERICAN NATIONAL INSURANCE COMPANY

AND SUBSIDIARIES

(An Indirectly Wholly-Owned Subsidiary of Brookfield Reinsurance Ltd., "Brookfield Reinsurance")

Consolidated Financial Statements

As of and for the years ended December 31, 2022, 2021 and 2020

AMERICAN NATIONAL INSURANCE COMPANY
(An Indirectly Wholly-Owned Subsidiary of Brookfield Reinsurance)

TABLE OF CONTENTS

Financial Statements:

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
American National Insurance Company
Galveston, Texas

Opinion

We have audited the consolidated financial statements of American National Insurance Company and subsidiaries (the "Company"), a wholly-owned subsidiary of American National Group, LLC, which comprise the consolidated statements of financial position as of December 31, 2022 (successor) and 2021 (predecessor), and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for the periods from May 25, 2022 to December 31, 2022 (successor), January 1, 2022 to May 24, 2022 (predecessor), and for the years ended December 31, 2021 and 2020 (predecessor), and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 (successor) and 2021 (predecessor), and the results of its operations and its cash flows for the periods from May 25, 2022 to December 31, 2022 (successor), January 1, 2022 to May 24, 2022 (predecessor), and for the years ended December 31, 2021 and 2020 (predecessor), in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matters

As discussed in Note 1 to the financial statements, the consolidated financial statements give effect to the May 25, 2022 acquisition of 100% of the equity of American National Group, LLC by Brookfield Reinsurance Ltd., which was accounted for as a business combination. As a result, the consolidated financial statements present both predecessor and successor periods.

As discussed in Note 1 to the financial statements, the consolidated financial statements present the effects of a modified coinsurance agreement, effective January 1, 2022, with Freestone Re Ltd., a wholly owned subsidiary of American National Group, LLC. Under the agreement, the Company ceded to Freestone Re Ltd. a block of in-force annuity policies.

Our opinion is not modified with respect to these matters.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ DELOITTE & TOUCHE LLP
Houston, Texas
April 25, 2023

AMERICAN NATIONAL INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands)

	Successor		Predecessor
	December 31, 2022		**December 31, 2021**
ASSETS			
Fixed maturity, bonds held-to-maturity, at amortized cost, net of allowance for credit losses of $13,129 in 2021 (Fair value $7.458.789 in 2021)	$ —	$	7,088,981
Fixed maturity, bonds available-for-sale, at fair value (Allowance for credit losses of $28,708 in 2022 and $10,310 in 2021) (Amortized cost $14.447.537 in 2022 and $8.107.794 in 2021)	13,512,819		8,380,248
Equity securities, at fair value (Cost $305,610 in 2022 and $94,732 in 2021)	252,404		135,433
Mortgage loans on real estate, net of allowance for credit losses of $38,266 in 2022 and $97,079 in 2021	5,546,175		5,199,334
Policy loans	374,481		365,208
Real estate and real estate partnerships, net of accumulated depreciation of $304,402 in 2022 and $287,387 in 2021	1,035,719		928,412
Investment funds	1,226,471		961,763
Short-term investments	1,821,699		1,840,732
Other invested assets	198,079		125,795
Total investments	**23,967,847**		**25,025,906**
Cash and cash equivalents	752,681		1,870,436
Accrued investment income	288,841		192,913
Reinsurance recoverables, net of allowance for credit losses of $14,553 in 2021	447,124		459,621
Prepaid reinsurance premiums	46,754		47,789
Premiums due and other receivables	436,264		382,562
Deferred policy acquisition costs	694,047		1,498,124
Property and equipment, net of accumulated depreciation of $314,288 in 2022 and $302,936 in 2021	186,008		137,466
Current tax receivable	44,970		—
Deferred tax asset	508,810		—
Modified coinsurance reinsurance recoverable	10,020,698		—
Other assets	296,416		324,355
Goodwill	101,969		—
Separate account assets	1,045,217		1,320,703
Total assets	**$ 38,837,646**	**$**	**31,259,875**
LIABILITIES			
Future policy benefits			
Life	$ 3,580,918	$	3,216,626
Annuity	1,713,528		1,598,365
Health	47,045		45,715
Policyholders' account balances	14,309,971		13,879,198
Policy and contract claims	1,786,275		1,692,295
Unearned premium reserve	1,085,882		1,013,830
Other policyholder funds	322,164		379,545
Liability for retirement benefits	66,938		79,089
Notes payable	150,913		149,248
Deferred tax liabilities, net	—		202,084
Current tax payable	—		312,730
Funds withheld on modified coinsurance	9,996,813		—
Other liabilities	602,628		411,966
Separate account liabilities	1,045,217		1,320,703
Total liabilities	**34,708,292**		**24,301,394**
EQUITY			
Common stock	—		5,000
Additional paid-in capital	—		47,966
American National stockholders' equity	5,096,669		—
Accumulated other comprehensive income (loss)	(721,611)		147,054
Retained earnings	(319,972)		6,750,770
Total American National equity	**4,055,086**		**6,950,790**
Noncontrolling interest	74,268		7,691
Total equity	**4,129,354**		**6,958,481**
Total liabilities and equity	**$ 38,837,646**	**$**	**31,259,875**

See accompanying notes to consolidated financial statements.

AMERICAN NATIONAL INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Successor	Predecessor		
	Period from May 25, 2022 through December 31, 2022	Period from January 1, 2022 through May 24, 2022	Year ended December 31, 2021	Year ended December 31, 2020
PREMIUMS AND OTHER REVENUE				
Premiums				
Life	$ 253,508	$ 174,290	$ 412,769	$ 396,099
Annuity	15,723	10,221	74,925	92,866
Health	75,670	53,810	143,484	168,805
Property and casualty	1,108,572	741,011	1,669,875	1,560,304
Other policy revenues	225,740	158,515	359,707	310,746
Net investment income	487,909	384,736	1,171,654	976,126
Net realized investment gains (losses)	(12,887)	21,073	64,628	35,660
(Increase) decrease in investment credit loss	(65,298)	(14,857)	28,778	(102,603)
Net gains (losses) on equity securities	24,508	(13,082)	420,283	356,281
Other income	24,112	18,887	45,688	40,556
Total premiums and other revenues	**2,137,557**	**1,534,604**	**4,391,791**	**3,834,840**
BENEFITS, LOSSES AND EXPENSES				
Policyholder benefits				
Life	314,040	255,482	605,724	533,925
Annuity	57,628	35,847	149,931	214,158
Claims incurred				
Accident and health	37,123	35,559	98,029	116,122
Property and casualty	756,695	504,131	1,094,126	1,005,620
Interest credited to policyholders' account balances	57,851	52,825	448,654	321,042
Commissions for acquiring and servicing policies	368,432	264,389	640,097	553,600
Other operating expenses	255,971	221,097	546,067	514,265
Change in deferred policy acquisition costs	(125,215)	(40,956)	(79,632)	(5,678)
Total benefits, losses and expenses	**1,722,525**	**1,328,374**	**3,502,996**	**3,253,054**
Income before federal income tax and other items	**415,032**	**206,230**	**888,795**	**581,786**
Less: Provision (benefit) for federal income taxes				
Current	24,224	63,690	410,084	57,807
Deferred	50,691	(25,138)	(240,527)	59,045
Total provision for federal income taxes	**74,915**	**38,552**	**169,557**	**116,852**
Income after federal income tax	**340,117**	**167,678**	**719,238**	**464,934**
Other components of net periodic pension benefit (costs), net of tax	3,805	(1,625)	3,574	4,456
Net income	**343,922**	**166,053**	**722,812**	**469,390**
Less: Net income attributable to noncontrolling interest, net of tax	2,264	1,554	657	1,008
Net income attributable to American National Insurance Company	$ **341,658**	$ **164,499**	$ **722,155**	$ **468,382**

See accompanying notes to consolidated financial statements.

AMERICAN NATIONAL INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Successor	Predecessor		
	Period from May 25, 2022 through December 31, 2022	Period from January 1, 2022 through May 24, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Net income	$ 343,922	$ 166,053	$ 722,812	$ 469,390
Other comprehensive income (loss), net of tax				
Change in net unrealized losses on securities	(721,535)	(620,710)	(142,854)	134,315
Foreign currency transaction and translation adjustments	(1,237)	312	62	235
Defined benefit pension plan adjustment	1,161	4,800	67,676	(11,898)
Total other comprehensive loss, net of tax	(721,611)	(615,598)	(75,116)	122,652
Total comprehensive income (loss)	(377,689)	(449,545)	647,696	592,042
Less: Comprehensive income attributable to noncontrolling interest	2,264	1,554	657	1,008
Total comprehensive income (loss) attributable to American National	$ (379,953)	$ (451,099)	$ 647,039	$ 591,034

See accompanying notes to consolidated financial statements.

AMERICAN NATIONAL INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except per share data)

Successor	Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Loss		Retained Earnings		Noncontrolling Interest		Total Equity	
Balance at May 25, 2022	$	—	$	5,095,503	$	—	$	—	$	9,881	$	5,105,384
Accelerated vesting of RSAs		—		1,166		—		—		—		1,166
Other comprehensive income		—		—		(721,611)		—		—		(721,611)
Net income attributable to American National		—		—		—		341,658		—		341,658
Contributions/(Distributions)		—		—		—		—		62,123		62,123
Net income attributable to noncontrolling interest		—		—		—		—		2,264		2,264
Cash dividends to parent		—		—		—		(661,630)		—		(661,630)
Balance at December 31, 2022	$	—	$	5,096,669	$	(721,611)	$	(319,972)	$	74,268	$	4,129,354

See accompanying notes to consolidated financial statements.

AMERICAN NATIONAL INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
(In thousands, except per share data)

Predecessor	Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)		Retained Earnings		Treasury Stock		Noncontrolling Interest		Total Equity	
Balance at December 31, 2019	$	30,832	$	21,011	$	99,518	$	5,946,857	$	(108,469)	$	6,014	$	5,995,763	
Reclassification of par value due to reorganization		(26,887)		26,887		—		—		—		—		—	
Retirement of treasury shares		(3,945)		—		—		(104,524)		108,469		—		—	
Amortization of restricted stock		—		68		—		—		—		—		68	
Cumulative effect of accounting change		—		—		—		(33,500)		—		—		(33,500)	
Other comprehensive income		—		—		122,652		—		—		—		122,652	
Net income attributable to American National		—		—		—		468,382		—		—		468,382	
Cash dividends to common stockholders (declared per share of $3.28)		—		—		—		(44,095)		—		—		(44,095)	
Cash dividends to parent		—		—		—		(49,504)		—		—		(49,504)	
Contributions/(Distributions)		—		—		—		—		—		275		275	
Distributions		—		—		—		—		—		—		—	
Net income attributable to noncontrolling interest		—		—		—		—		—		1,008		1,008	
Balance at December 31, 2020	$	—	$	47,966	$	222,170	$	6,183,616	$	—	$	7,297	$	6,461,049	
Common stock issued		5,000		—		—		—		—		—		5,000	
Other comprehensive loss		—		—		(75,116)		—		—		—		(75,116)	
Net income attributable to American National		—		—		—		722,155		—		—		722,155	
Cash dividends to common stockholders		—		—		—		(155,001)		—		—		(155,001)	
Contributions/(Distributions)		—		—		—		—		—		(263)		(263)	
Distributions		—		—		—		—		—		—		—	
Net income attributable to noncontrolling interest		—		—		—		—		—		657		657	
Balance at December 31, 2021	$	5,000	$	47,966	$	147,054	$	6,750,770	$	—	$	7,691	$	6,958,481	
Common stock issued		—		—		—		—		—		—		—	
Reissuance (purchase) of restricted stock		—		—		—		—		—		—		—	
Accretion of restricted stock		—		—		—		—		—		—		—	
Cumulative effect of accounting change		—		—		—		—		—		—		—	
Other comprehensive loss		—		—		(615,598)		—		—		—		(615,598)	
Net income attributable to American National		—		—		—		164,499		—		—		164,499	
Cash dividend to parent		—		—		—		(23,002)		—		—		(23,002)	
Contributions/(Distributions)		—		—		—		—		—		636		636	
Net income attributable to noncontrolling interest		—		—		—		—		—		1,554		1,554	
Balance at May 24, 2022	$	5,000	$	47,966	$	(468,544)	$	6,892,267	$	—	$	9,881	$	6,486,570	

See accompanying notes to consolidated financial statements.

AMERICAN NATIONAL INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Successor	Predecessor		
	Period from May 25, 2022 through December 31, 2022	Period from January 1, 2022 through May 24, 2022	Year ended December 31, 2021	Year ended December 31, 2020
OPERATING ACTIVITIES				
Net income	$ 343,922	$ 166,053	$ 722,812	$ 469,390
Adjustments to reconcile net income to net cash provided by operating activities:				
Realized investment gains	(12,324)	(21,084)	(65,420)	(35,716)
Realized investment losses	25,211	11	792	56
Unrealized loss on investments and derivatives	5,573	207,508	1,269,670	60,178
Realized (gain) loss on investments and derivatives	8,250	(16,228)	(1,817,634)	(468,390)
Income tax expense	24,224	63,690	314,456	—
Increase (decrease) in investment credit loss	65,298	14,857	(28,778)	102,603
Accretion of premiums, discounts and loan origination	(48,856)	7,016	16,343	3,338
Net capitalized interest on policy loans and mortgage	(16,635)	(12,703)	(31,620)	(30,367)
Depreciation	12,139	15,571	49,983	52,551
Interest credited to policyholders' account balances	155,946	52,825	448,654	321,042
Interest credited on reinsurance	(98,095)	—	—	—
Expense allowance & ceding commission on reinsurance	(49,261)	—	—	—
Charges to policyholders' account balances	(211,901)	(158,515)	(359,707)	(310,746)
Deferred federal income tax expense (benefit)	50,691	(25,138)	(240,527)	59,045
Amortization of cost of reinsurance	(79,393)	—	—	—
Income from equity method investments	(88,365)	(134,100)	(188,677)	(42,441)
Distributions from unconsolidated affiliates	87,562	138,086	150,024	82,045
Changes in:				
Policyholder liabilities	264,574	76,277	271,202	210,397
Deferred policy acquisition costs	(125,215)	(40,956)	(79,632)	(5,678)
Reinsurance payables (recoverables)	62,540	3,754	(45,262)	(2,529)
Premiums due and other receivables	1,198	(54,900)	(30,590)	(10,048)
Prepaid reinsurance premiums	(1,043)	2,078	(4,985)	1,865
Accrued investment income	(188,297)	92,369	23,476	(15,533)
Current tax payable	(31,607)	586	—	(11,759)
Liability for retirement benefits	(16,599)	(2,283)	7,440	(13,765)
Other, net	28,691	(448,297)	(9,836)	(101,432)
Net cash provided by (used in) operating activities	**168,228**	**(73,523)**	**372,184**	**314,106**
INVESTING ACTIVITIES				
Proceeds from sale/maturity/prepayment of:				
Corporate bonds	3,277,558	922,047	2,184,406	2,197,612
Preferred shares	844	67,410	2,467,165	117,866
Commercial paper	7,954,092	11,836,896	22,408,374	16,042,109
Government bonds and treasuries	2,223,893	56,670	100,362	162,253
Real estate and real estate partnerships	3,621	5,375	21,139	61,548
Mortgages	779,235	520,249	1,018,572	599,956
Private equity and other	102,934	96,804	437,864	356,809
Disposals of property and equipment	4,978	—	65	268
Distributions from real estate and real estate partnerships	—	—	120,019	
Distributions from equity method investments	145,590	110,114	131,186	73,229
Payment for the purchase/origination of:				
Corporate bonds	(2,433,815)	(2,181,407)	(2,902,778)	(1,733,372)
Preferred shares	(155,247)	(26,899)	(93,663)	(131,238)
Government bonds and treasuries	(2,646,004)	(8,946)	(66,386)	(143,766)
Real estate and real estate partnerships	(37,402)	(2,825)	(12,252)	(31,518)
Mortgages	(1,253,576)	(489,290)	(867,886)	(792,202)
Private equity and other	(1,244,485)	(121,831)	(391,816)	(175,570)
Commercial paper	(6,583,196)	(11,349,754)	(23,218,138)	(16,635,968)

AMERICAN NATIONAL INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(In thousands)

	Successor	Predecessor		
	Period from May 25, 2022 through December 31, 2022	Period from January 1, 2022 through May 24, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Additions to property and equipment	(22,781)	(14,837)	(37,150)	(39,863)
Contributions to real estate and real estate partnerships	—	—	(123,061)	
Contributions to equity method investments	(442,535)	(125,114)	(591,324)	(351,286)
Change in collateral held for derivatives	8,128	(147,240)	20,604	(15,648)
Other, net	42,651	99	2,633	(397)
Net cash provided by (used in) investing activities	**(275,517)**	**(852,479)**	**607,935**	**(439,178)**
FINANCING ACTIVITIES				
Issuance of equity	—	—	—	
Policyholders' account deposits	1,406,605	587,664	2,229,554	1,232,520
Policyholders' account withdrawals	(895,692)	(506,159)	(1,251,458)	(1,388,649)
Proceeds from Federal Home Loan Bank borrowings	—	—	—	500,000
Repayment of Federal Home Loan Bank borrowings	—	—	(250,000)	(250,000)
Borrowings from related parties	5,371	—	—	
Borrowings from external parties	—	11,991	—	
Repayment of borrowings to external parties	(7,579)	(2,747)	(4,455)	(4,294)
Dividends to stockholders	(661,630)	(23,002)	(155,001)	(93,599)
Payments to noncontrolling interest	709	—	(649)	(581)
Net cash provided by (used in) financing activities	**(152,216)**	**67,747**	**567,991**	**(4,603)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(259,504)**	**(858,255)**	**1,548,110**	**(129,675)**
Cash and cash equivalents at beginning of the period	1,012,184	1,870,440	322,326	452,001
Cash and cash equivalents at end of the period	**$ 752,680**	**$ 1,012,185**	**$ 1,870,436**	**$ 322,326**

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Operations

American National Insurance Company, a Texas life insurance company ("ANICO"), is a wholly owned subsidiary of American National Group, LLC ("ANAT"). ANICO and its consolidated subsidiaries (collectively "American National" or "the Company") offers a broad portfolio of insurance products, including individual and group life insurance, annuities, pension risk transfer, health insurance, and property and casualty insurance. Business is conducted in all 50 states, the District of Columbia and Puerto Rico.

On August 6, 2021, ANAT entered into an Agreement and Plan of Merger (the "Merger Agreement") with Brookfield Reinsurance Ltd., formerly known as Brookfield Asset Management Reinsurance Partners Ltd., an exempted company limited by shares existing under the laws of Bermuda, and Freestone Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Brookfield Reinsurance ("Merger Sub"). On May 25, 2022 (the "Closing Date" or "Merger Date"), upon the terms and subject to the conditions of the Merger Agreement, Merger Sub merged with and into ANAT (the "Merger"), with ANAT continuing as the surviving entity, which became an indirect, wholly-owned subsidiary of Brookfield Reinsurance. The Merger was unanimously approved by ANAT's board of directors. ANAT received the requisite stockholder approval required under Delaware law for the adoption of the Merger Agreement. ANAT has ceased being a registrant with the Securities and Exchange Commission as of the Closing Date. Effective September 30, 2022, ANAT converted from a Delaware corporation to a Delaware limited liability company. In result, the successor period consists of the seven months ended December 31, 2022; and the predecessor periods consist of the five months ended May 24, 2022 and the twelve months ended December 31, 2021.

On June 1, 2022, the Company signed a Modified Coinsurance ("Modco") Agreement with Freestone Re Ltd a wholly owned subsidiary of ANAT and a Bermuda company licensed as a Class C insurer under the Bermuda Insurance Act 1978. The agreement was effective as of January 1, 2022.

Under the agreement, ANICO ceded to Freestone Re Ltd. at inception, on a Modco basis, a block of approximately $9.9 billion of in-force annuity policies (Fixed Deferred Annuity, Fixed Index Annuity, and Multi-year Guaranteed Annuity) and certain credit accident and health insurance policies. ANICO cedes 100% of the risk on in-force business and prospectively ceded quota share of 70% of the risk on new business, on a modified coinsurance basis.

On the closing date of the treaty, ANICO established segregated accounts to hold the assets, primarily consisting of fixed income securities and mortgage loans backing the quota share of the statutory reserves and liabilities of the Modco account. ANICO as the ceding company retains control and owns all Modco account assets. ANICO and Freestone Re agreed that retention of the Modco account assets by ANICO does not diminish or dilute the investment risk transferred to Freestone Re, the reinsurer.

As of December 31, 2022, the carrying value and fair value of the Funds withheld on modified coinsurance was approximately $10.0 billion and $9.4 billion, respectively.

The Modco account assets are managed by an agreed upon investment management guidelines established in the treaty. Pursuant to the investment management agreement, the Company appointed Brookfield Asset Management as the investment manager to provide investment management services. ANICO maintains control and authority over the purchase and sale of the investment assets of the Modco account.

Modco account assets ceded also includes ceded investment income earned and accrued, which includes an amount equal to the net investment income earned on the assets in the Modco account during the accounting period plus realized and unrealized gains and losses associated with the Modco account assets.

The modified coinsurance provided by Freestone Re under the agreement in respect of each Reinsured Policy remains continuously in force until terminated as of the earlier of (i) the date on which all liabilities, obligations and risks of the ceding company has been fully and finally extinguished and terminated or (ii) the date on which the agreement is terminated.

The parties agreed to an expense allowance based on a fixed rate per reinsured policy per annum, plus a fixed amount per policy per claim, adjusted for inflation.

Note 2 – Summary of Significant Accounting Policies and Practices

The consolidated financial statements and notes thereto have been prepared in conformity with GAAP and are reported in U.S. currency. American National consolidates entities that are wholly-owned and those in which American National owns less than 100% but controls the voting rights, as well as variable interest entities in which American National is the primary beneficiary. Intercompany balances and transactions with consolidated entities have been eliminated. Investments in unconsolidated affiliates, which include real estate partnerships and investment funds, are accounted for using the equity method of accounting. Certain amounts in prior years have been reclassified to conform to current year presentation.

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree, if applicable, is initially measured at the noncontrolling shareholders' proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.

Based on the criteria outlined in ASC 805, *Business Combinations* ANAT was deemed the accounting acquiree in the Merger. As a result of the completed merger with Brookfield Reinsurance, for accounting purposes, our financial statements and notes are presented as "Predecessor" for historical periods prior to the Closing Date and "Successor" for the period after the Closing Date. In accordance with accounting for business combinations, assets and liabilities were adjusted to their fair values as of the Closing Date ("Purchase GAAP Accounting" or "PGAAP"). Additionally, we have elected to apply push-down accounting to reflect ANAT's assets and liabilities at fair value. To differentiate between periods, our financial statements and notes include a black line division between columns titled "Predecessor" and "Successor". This black line division has been placed to recognize Purchase GAAP Accounting adjustments made and the resulting effect on comparability between the two periods.

ASC 805, *Business Combinations* allows for a measurement period of up to 12 months from the business combination date. Accounting for the business combination is not finalized as of December 31, 2022, and is pending completion of purchase accounting. The financial statements at December 31, 2022 reflect management's current best estimate of the purchase price allocation. Final valuation of the assets acquired and liabilities assumed and the completion of the purchase price allocation will occur before the end of the first quarter of 2023.

Note 2 – Summary of Significant Accounting Policies and Practices - (continued)

Under the acquisition method of accounting, the assets acquired and liabilities assumed are recorded fair value at the date of acquisition. The following table summarizes the fair value of assets acquired and liabilities assumed as of May 25, 2022:

American National Insurance Company Consolidated Balance Sheet		Company Opening Balance Sheet
ASSETS		
Cash and cash equivalents	$	1,013,350
Investments		24,458,996
Accrued investment income		100,544
Reinsurance recoverables, net of allowance for credit losses		454,867
Prepaid reinsurance premiums		45,711
Premiums due and other receivables		437,462
Deferred tax assets, net		369,093
Property and equipment, net of accumulated depreciation		175,079
Prepaid pension		149,094
Intangible asset - VOBA		571,260
Goodwill		101,969
Other assets		164,849
Separate account assets		1,123,432
Total assets		**29,165,706**
LIABILITIES		
Future Policy Benefits		4,662,697
Policyholders' account balances		13,880,194
Policy and contract claims		1,705,623
Unearned premium reserve		1,072,989
Other policyholder funds		323,664
Liability for retirement benefits		73,926
Intangible liability - VOBA (LAH)		670,964
Debt		—
Notes payable		158,492
Current tax payable		19,257
Other liabilities		367,548
Separate account liabilities		1,123,432
Total liabilities		**24,058,786**
EQUITY		
Common Stock		—
Additional paid-n capital		5,097,039
Accumulated other comprehensive income		—
Retained earnings		—
Noncontolling interest		9,881
Total equity		**5,106,920**
Total liabilities and equity	$	**29,165,706**

Note 2 – Summary of Significant Accounting Policies and Practices - (continued)

Basis of Presentation

The preparation of the consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported consolidated financial statement balances. Actual results could differ from those estimates.

Investments

Investment securities are comprised of bonds classified as available-for-sale that are carried at fair value. In addition, equity investments, other than those accounted for under the equity method or those that result in consolidation of the investee, are measured at fair value with changes in fair value recognized in earnings.

Mortgage loans on real estate are stated at unpaid principal balance, adjusted for any unamortized discount, deferred expenses, and allowances. Accretion of discounts is recorded using the effective yield method. Interest income, prepayment fees, and accretion of discounts and origination fees are reported in "Net investment income" in the consolidated statements of operations. Interest income earned is accrued on the principal amount of the loan based on contractual interest rate. However, interest ceases to accrue for loans on which interest is more than 90 days past due, when the collection of interest is not probable, or when a loan is in foreclosure. Income on past due loans is reported on a cash basis. When a loan becomes current, it is placed back into accrual status. Cash receipts on impaired loans are recorded as a reduction of principal, interest income, expense reimbursement, or other manner in accordance with the loan agreement. In the consolidated statements of operations, gains and losses from the sale of loans are reported in "Net realized investment gains," and changes in allowances are reported in "(Increase) decrease in investment credit loss."

Mortgage loans are presented net of the Company's recorded allowance for expected credit loss, which represents the portion of amortized cost basis on mortgage loans that the Company does not expect to collect. In determining the Company's allowance for credit losses, management: (i) pools and evaluates mortgage loans with similar risk characteristics, (ii) considers expected lifetime credit losses adjusted for prepayments and extensions, and (iii) considers past events, current economic conditions and forecasts of future economic conditions. The allowance is calculated quarterly for each property type based on inputs unique to each loan property type.

On an ongoing basis, mortgage loans with dissimilar risk characteristics (i.e., loans with significant declines in credit quality), collateral dependent mortgage loans (i.e., when the borrower is experiencing financial difficulty, including when foreclosure is reasonably possible or probable), and reasonably expected troubled debt restructurings (i.e., the Company grants concessions to a borrower that is experiencing financial difficulties) may be evaluated individually for credit loss. The allowance for credit losses for loans evaluated individually is established using the same methodologies for the overall commercial portfolio segment except for collateral dependent loans. The allowance for a collateral dependent loan is established as the excess of amortized cost over the estimated fair value of the loan's underlying collateral, less selling cost when foreclosure is probable. Accordingly, the change in the estimated fair value of collateral dependent loans is recorded as a change in the allowance for credit losses which is recorded on a quarterly basis as a charge or credit to earnings.

Policy loans are carried at the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, the carrying value of policy loans approximates fair value.

Investment real estate including related improvements are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 15 to 50 years). Rental income is recognized on a straight-line basis over the term of the respective lease. American National classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its estimated fair value. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated while it is classified as held-for-sale. American National periodically reviews its investment real estate for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its

Note 2 – Summary of Significant Accounting Policies and Practices - (continued)

estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, with the impairment loss included as an adjustment to "Net realized investment gains" in the consolidated statements of operations. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks as well as other appraisal methods. Real estate acquired upon foreclosure is recorded at the lower of its cost or its estimated fair value at the date of foreclosure.

Real estate joint ventures and other limited partnership interests in which the Company has more than a minor interest or influence over the investee's operations, but it does not have a controlling interest and is not the primary beneficiary, are accounted for using the equity method. These investments are reported as "Real estate and real estate partnerships" in the consolidated statements of financial position. For certain joint ventures, American National records its share of earnings using a lag methodology of one to three months when timely financial information is not available, and the contractual right does not exist to receive such financial information. In addition to the investees' impairment analysis of their underlying investments, American National routinely evaluates its investments in those investees for impairments. American National considers financial and other information provided by the investee, other known information, and inherent risks in the underlying investments, as well as future capital commitments, in determining whether impairment has occurred. When an impairment is deemed to have occurred at the joint venture level, American National recognizes its share as an adjustment to "Net investment income" to record the investment at its fair value. When an impairment results from American National's separate analysis, an adjustment is made through "Net realized investment gains" to record the investment at its fair value.

Investment funds are primarily comprised of senior secured and second lien private loans that are secured by assets, revenues and credit/balance sheet lending. We recognize our share of the fund's earnings in net investment income on a one-quarter lag under the equity method of accounting. Cash distributions are received from the earnings and from liquidation of underlying investments. All investment funds are reevaluated quarterly by the fund manager and are audited annually by an independent audit firm.

Short-term investments comprised of commercial paper are carried at amortized cost, which approximates fair value. Short-term investments have a maturity of less than one year.

Other invested assets comprised primarily of equity-indexed options are carried at fair value and may be collateralized by counterparties; such collateral is restricted to the Company's use. Separately managed accounts and Federal Home Loan Bank stock are also included in other invested assets and are carried at cost or market value if available from the account manager. Other invested assets also include tax credit partnerships and mineral rights less allowance for depletion, where applicable.

Credit losses on fixed maturity securities, held-to-maturity, receive a lifetime expected credit loss allowance upon initial recognition of the security representing the net amount expected to be collected. Expected credit losses are measured on a collective (pool) basis by major security type with the credit loss allowance determined based on the difference between the net present value of the expected cash flows from those pooled securities with the amortized cost basis. The expected cash flows are discounted at the effective interest rate of the security and consider historical credit loss information that is adjusted for current market conditions and reasonable and supportable economic forecasts based upon a third-party valuation model. The valuation model calculates expected cash flows based on scenario conditioned probability of default and loss given default. Probability of default measures the likelihood of default over a specified time period, and the loss given default measures the amount that the Company could lose in the event of a counterparty default.

For fixed maturity securities, available-for-sale, in unrealized loss positions which American National does not intend to sell and for which it is not more-likely-than-not that it will be required to sell before its anticipated recovery, American National assesses whether the amortized cost basis of securities will be recovered by comparing the net present value of the expected cash flows from those securities with its amortized cost basis. Management estimates the expected cash flows using a third-party valuation model similar to that used for held-to-maturity securities. The net present value of the expected cash flows is calculated by discounting management's best estimate of expected cash flows at the effective interest rate implicit in the fixed maturity security when acquired. If the net present value of the expected cash flows is less than the amortized cost, a credit loss allowance

Note 2 – Summary of Significant Accounting Policies and Practices - (continued)

is recorded. The credit loss is recorded as the excess of amortized cost over the net present value of the expected cash flows limited by the amount the fair value is less than the amortized cost (fair-value floor). If the fair value is less than the net present value of its expected cash flows at the impairment measurement date, a non-credit loss exists which is recorded in other comprehensive income (loss) for the difference between the fair value and the net present value of the expected cash flows.

Additions to or releases of the allowance on all fixed maturity securities are reported in "(Increase) decrease in investment credit loss" in the consolidated statements of operations.

Derivative instruments in the form of equity-indexed options are purchased to hedge against future interest rate increases in liabilities indexed to market rates and are recorded in the consolidated statements of financial position within other invested assets at fair value, net of collateral provided by counterparties. The change in fair value of derivative assets and liabilities is reported in the consolidated statements of operations as "Net investment income" and "Interest credited to policyholders' account balances," respectively. American National does not apply hedge accounting treatment to its derivative instruments. The Company uses derivative instruments to hedge its business risk and holds collateral to offset exposure from its counterparties. Collateral that supports credit risk is reported in the consolidated statements of financial position as an offset to "Other invested assets" with an associated payable to "Other liabilities" for excess collateral.

Cash and cash equivalents have durations that do not exceed 90 days at the date of acquisition, include cash on-hand and in banks, as well as amounts invested in money market funds, and are reported as "Cash and cash equivalents" in the consolidated statements of financial position.

Property and equipment consist of buildings occupied by American National, data processing equipment, software, furniture and equipment, and automobiles which are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the asset (typically 3 to 50 years).

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired, less any impairment of goodwill recognized. Goodwill is recognized when acquired.

Goodwill is not amortized but is tested for impairment at least annually. Goodwill is assessed for impairment whenever events or changes in circumstances, such as deteriorating or adverse market conditions, indicate that it is more likely than not that the carrying amount of the reporting unit including goodwill may exceed the fair value.

Goodwill impairment is measured and recognized as the amount by which a reporting unit's carrying value, including goodwill, exceeds its fair value, not to exceed the carrying amount of goodwill of the reporting unit. There were no impairment adjustments made to goodwill for the period.

Insurance specific assets and liabilities

Deferred policy acquisition costs ("DAC") are capitalized costs related directly to the successful acquisition of new or renewal insurance contracts. Significant costs are incurred to acquire insurance and annuity contracts, including commissions and certain underwriting, policy issuance, and processing expenses. In accordance with ASC 805, *Business Combinations* DAC was written off as a result of the Merger with Brookfield Reinsurance. The beginning balance as of May 25, 2022 represents the Value of Business Acquired "VOBA" at that date.

DAC on traditional life, including limited-pay contracts, and health products is amortized with interest over the anticipated premium-paying period of the related policies in proportion to the ratio of annual premium revenue expected to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality, morbidity, and withdrawal assumptions used in computing liabilities for future policy benefits. DAC is reduced by a provision for possible inflation of maintenance and settlement expenses determined by means of grading interest rates.

DAC on universal life and investment-type contracts is amortized as a level percentage of the present value of anticipated gross profits from investment yields, mortality, and surrender charges. The effect of the realization of unrealized gains (losses) on DAC is recognized within AOCI in the consolidated statements of financial position as of the reporting date. A change in interest rates could have a significant impact on DAC calculated for these contracts.

Note 2 – Summary of Significant Accounting Policies and Practices - (continued)

DAC on participating whole life products is amortized in proportion to estimated gross margins. Estimated gross margins are equal to premiums, plus investment income, less benefits, less expenses not included in DAC, less the change in reserves, less dividends.

DAC associated with property and casualty business is amortized over the coverage period of the related policies, in relation to premiums earned.

For short-duration and long-duration contracts, DAC is grouped consistent with the manner in which insurance contracts are acquired, serviced, and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC for short-duration contracts.

Value of business acquired ("VOBA") is an intangible asset or liability resulting from a business combination that represents the difference between the policyholder liabilities measured in accordance with the acquiring company's accounting policies and the estimated fair value of the same acquired policyholder liabilities in-force at the acquisition date. VOBA can be either positive or negative. Positive VOBA is recorded in DAC. Negative VOBA occurs when the estimated fair value of in-force contracts in a life insurance company acquisition is less than the amount recorded as insurance contract liabilities, and is recorded in the future policyholder benefits financial statement line in the consolidated statement of financial condition.

VOBA is amortized on a straight-line basis over the remaining life of the underlying policies.

Note 2 – Summary of Significant Accounting Policies and Practices - (continued)

Modified Coinsurance Reinsurance Recoverable

The Company entered into a reinsurance agreement with Freestone Re, Ltd. under a modified coinsurance treaty as the ceding entity. See Note 1 for additional information about this agreement. Amounts currently recoverable under this agreement are presented as "Modified Coinsurance Reinsurance Recoverable". This arrangement does not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event Freestone Re, Ltd. was unable to meet their obligation to the Company under the terms of the reinsurance agreement. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to this treaty are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts.

Funds withheld on Modified Coinsurance represents amounts contractually withheld by the Company in accordance with the agreement with Freestone Re, Ltd on a Modco basis. For this agreement, assets that support the net reserves or as defined in the treaty, are withheld and legally owned by the ceding company. Interest, recorded in net investment income, accrues to these assets at calculated rates as defined by the treaty terms. Funds withheld on modified coinsurance also contains an embedded derivative associated with the returns generated by the underlying assets that are within the Modco account. The value of this embedded derivative represents investment returns that will ultimately be passed on to Freestone Re, Ltd. The embedded derivative is recognized at fair value on a recurring basis and the change in fair value is recognized within Net investment income in the consolidated statements of operations.

Liabilities for future policy benefits for traditional products have been provided on a net level premium method based on estimated investment yields, withdrawals, mortality, and other assumptions that were appropriate at the time the policies were issued. Estimates are based on historical experience adjusted for possible adverse deviation. These estimates are periodically reviewed and compared with actual experience. When it is determined that future expected experience differs significantly from existing assumptions, the estimates are revised for current and future issues. For business in-force as of the acquisition date, GAAP guidance requires the historical, at-issue assumptions be "unlocked" and replaced with current, best-estimate assumptions (adjusted for possible adverse deviation).

Policyholders' account balances represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts, and accumulated policyholder assessments. Indexed product account balances are equal to the sum of host and embedded derivative reserves computed.

Liabilities for unpaid claims and claim adjustment expenses ("CAE") are established to provide for the estimated costs of paying claims. These reserves include estimates for both case reserves and IBNR claim liabilities. Case reserves include the liability for reported but unpaid claims. IBNR liabilities include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future, as well as IBNR claims. These liabilities also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process.

Reinsurance recoverables are estimated amounts due to American National from reinsurers related to paid and unpaid ceded claims and CAE and are presented net of a reserve for collectability. Recoveries of gross ultimate losses under our non-catastrophe reinsurance are estimated by a review of individual large claims and the ceded portion of IBNR using assumed distribution of loss by percentage retained. Recoveries of gross ultimate losses under our catastrophe reinsurance are estimated by applying reinsurance treaty terms to estimates of gross ultimate losses. The most significant assumption is the average size of the individual losses for those claims that have occurred but have not yet been reported and our estimate of gross ultimate losses. The ultimate amount of the reinsurance ceded recoverable is unknown until all losses settle.

Separate account assets and liabilities

Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of American National. Separate account assets include funds representing the investments of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders. American National reports separately, as assets and liabilities, investments held in such separate accounts

Note 2 – Summary of Significant Accounting Policies and Practices - (continued)

and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from American National's general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. In addition, American National's qualified pension plan assets are included in separate accounts. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the consolidated statements of operations. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of American National.

Premiums, benefits, claims incurred, and expenses

Traditional ordinary life and health premiums are recognized as revenue when due. Benefits and expenses are associated with earned premiums to result in recognition of profits over the term of the insurance contracts.

Annuity premiums received on limited-pay and supplemental annuity contracts involving a significant life contingency are recognized as revenue when due. Deferred annuity premiums are recorded as deposits rather than recognized as revenue. Revenues from deferred annuity contracts are principally surrender charges and, in the case of variable annuities, administrative fees assessed to contract holders.

Universal life and single premium whole life revenues represent amounts assessed to policyholders including mortality charges, surrender charges actually paid, and earned policy service fees. Amounts included in expenses are benefits in excess of account balances returned to policyholders.

Property and casualty premiums are recognized as revenue over the period of the contract in proportion to the amount of insurance protection, which is generally recognized evenly over the contract period, net of reinsurance ceded. Claims incurred consist of claims and CAE paid and the change in reserves, net of reinsurance received and recoverable.

Participating insurance policies

Participating business at December 31, 2022 and 2021 comprised approximately 3.8% and 4.0% of the life insurance in-force and 29.5% and 16.5% of life premiums at December 31, 2022 and 2021, respectively.

For the majority of this participating business, profits earned are reserved for the payment of dividends to policyholders, except for the stockholders' share of profits on participating policies, which is limited to the greater of 10% of the profit on participating business, or 50 cents per thousand dollars of the face amount of participating life insurance in-force. Participating policyholders' interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends (less net income allocated to stockholders as indicated above) as well as a pro rata portion of unrealized investment gains (losses). Dividends to participating policyholders were $9.0 million and $8.1 million at December 31, 2022 and 2021, respectively. Income of $19.0 million and $18.3 million was allocated to participating policyholders at December 31, 2022 and 2021, respectively.

For all other participating business, the allocation of dividends to participating policyowners is based upon a comparison of experienced rates of mortality, interest and expenses, as determined periodically for representative plans of insurance, issue ages and policy durations, with the corresponding rates assumed in the calculation of premiums.

Federal income taxes

American National is included in the consolidated federal income tax return filed by ANAT's direct parent company, BAMR US Holdings LLC. Certain subsidiaries that are consolidated for financial reporting are not eligible to be included in the consolidated federal income tax return; accordingly, they file separate returns.

Note 2 – Summary of Significant Accounting Policies and Practices - (continued)

Deferred income tax assets and liabilities are recognized to reflect the future tax consequences attributable to differences between the financial statement amounts of assets and liabilities and their respective tax bases. Deferred taxes are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled.

American National recognizes tax benefits on uncertain tax positions if it is "more-likely-than-not" the position based on its technical merits will be sustained by taxing authorities. American National recognizes the largest benefit that is greater than 50% likely of being ultimately realized upon settlement. Tax benefits not meeting the "more-likely-than-not" threshold, if applicable, are included within "Other liabilities" in the consolidated statements of financial position. American National recognizes interest expense and penalties related to uncertain tax positions, if applicable, as income tax expense in the consolidated statements of operations. Accrued interest expense and penalties related to uncertain tax positions are reported as "Other liabilities" in the consolidated statements of financial position.

Pension and postretirement benefit plans

Pension and postretirement benefit obligations and costs for our frozen benefit plans are estimated using assumptions including demographic factors such as retirement age and mortality.

American National uses a discount rate to determine the present value of future benefits on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. For this purpose, a hypothetical bond portfolio to match the expected monthly benefit payments under the pension plan was constructed with the resulting yield of the portfolio used as a discount rate.

In developing the investment return assumption, we relied on a model that utilizes the following factors:

- Current yield to maturity of fixed income securities

- Forecasts of inflation, GDP growth, and total return for each asset class

- Historical plan performance

- Target asset allocation

- Standard deviations and correlations related to historical and expected future returns of each asset class and inflation

The resulting assumption is the assumed rate of return for the plans' target asset allocation, net of investment expenses, and reflects anticipated returns of the plans' current and future assets.

Using this approach, the calculated return will fluctuate from year to year; however, it is American National's policy to hold this long-term assumption relatively constant.

Stock-based compensation

Stock-based compensation listed below relates only to the predecessor period and is not applicable to the successor.

Restricted Stock ("RS") equity and compensation cost is based on the fair value of the underlying stock at grant date. The compensation cost accrued is reported as "Additional paid-in capital" in the consolidated statements of financial position.

Restricted Stock Units ("RSUs") are settled in cash, resulting in classifying RSUs as a liability award. The liability is remeasured each reporting period through the vesting date and is adjusted for changes in fair value. The compensation liability related to the RSUs is reported as "Other Liabilities" in the consolidated statements of financial position.

Note 2 – Summary of Significant Accounting Policies and Practices - (continued)

Litigation contingencies

Existing and potential litigation is reviewed quarterly to determine if any adjustments to liabilities for possible losses are necessary. Reserves for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, a reserve is recorded based on the lowest amount of the range.

Note 3 – Recently Issued Accounting Pronouncements

Adoption of New Accounting Standards—There were no recently adopted accounting standards for the twelve months ended December 31, 2022 that had a material impact to the Company's Consolidated Financial Statements or Notes to the Consolidated Financial Statements.

Standard	Description	Effective Date and Method of Adoption	Impact on Financial Statements
ASU 2018-12, Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts ("LDTI")	The guidance will improve the timeliness of recognizing changes in the liability for future policy benefits for traditional and limited payment long-duration contracts and will modify the rate used to discount future cash flows. The guidance will also simplify the accounting for certain market-based options or guarantees associated with deposit (or account balance) contracts (market risk benefits), simplify the amortization of deferred acquisition costs and add significant qualitative and quantitative disclosures.	Due to the acquisition of American National by Brookfield Reinsurance, the Company will adopt this standard for all annual and interim periods beginning after December 15, 2022. The Company will use the full retrospective method for adoption of the standard.	The Company will adopt the standard effective January 1, 2023, with a transition date of May 25, 2022. The impact of adoption of the standard is expected to be material to the consolidated financial statements and the related disclosures. We expect that the most significant impact of the adoption of the standard will be to accumulated other comprehensive income ("AOCI") and retained earnings. We expect that the most significant drivers of this impact will be the increase in the upper medium grade discount rates used in measuring the liability for future policy benefits and the increase in interest rates underlying the fair value measurement of market risk benefits, respectively, between May 25, 2022, and December
ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting	The amendments in this guidance provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance only applies to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.	The amendments in this guidance are effective for all entities as of March 12, 2020 and will sunset through December 31, 2022, at which time the application of exceptions and optional expedients will no longer be permitted. The FASB is currently deliberating an ASU that would extend the sunset date through December 31, 2024.	The inventory of LIBOR exposures has been completed and is primarily limited to floating rate bonds, alternative investments, and borrowings within joint venture investments. Certain contracts included in these categories matured prior to December 31, 2021, the start of LIBOR rates cessations. The transition from LIBOR is not expected to have a material impact to the Company's Consolidated Financial Statements or Notes to the Consolidated Financial
ASU 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures	The amendments in this Update eliminate the accounting guidance for troubled debt restructurings by creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The update also requires an entity to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost.	The amendments in this guidance are effective for the Company for all annual and interim reporting periods beginning January 1, 2023. The guidance requires that the amendments be adopted prospectively, with early adoption permitted.	The impact of this amendment is currently under evaluation by the Company.

Table of Contents

Note 4 – Investment in Securities

The cost or amortized cost and fair value of investments in securities are shown below (in thousands):

| | Successor | | | | |
| | December 31, 2022 | | | | |
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Fixed maturity, bonds held-to-maturity					
U.S. treasury and government	$ —	$ —	$ —	$ —	$ —
U.S. states and political subdivisions	—	—	—	—	—
Foreign governments	—	—	—	—	—
Corporate debt securities	—	—	—	—	—
Collateralized debt securities	—	—	—	—	—
Residential mortgage-backed securities	—	—	—	—	—
Total bonds held-to-maturity	—	—	—	—	—
Fixed maturity, bonds available-for-sale					
U.S. treasury and government	41,384	30	(1,405)	—	40,009
U.S. states and political subdivisions	880,186	123	(24,706)	(742)	854,861
Foreign governments	9,314	—	(298)	(12)	9,004
Corporate debt securities	12,104,754	6,020	(830,095)	(23,049)	11,257,630
Collateralized debt securities	1,279,102	5,300	(55,261)	(4,574)	1,224,567
Residential mortgage-backed securities	132,797	23	(5,741)	(331)	126,748
Total bonds available-for-sale	14,447,537	11,496	(917,506)	(28,708)	13,512,819
Total investments in fixed maturity	$ 14,447,537	$ 11,496	$ (917,506)	$ (28,708)	$ 13,512,819

| | Predecessor | | | | |
| | December 31, 2021 | | | | |
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Fixed maturity, bonds held-to-maturity					
U.S. treasury and government	$ 12,284	$ —	$ (287)	$ —	$ 11,997
U.S. states and political subdivisions	104,039	1,676	(1,906)	—	103,809
Foreign governments	14,369	137	(159)	—	14,347
Corporate debt securities	6,810,518	388,726	(21,213)	(11,467)	7,166,564
Collateralized debt securities	112,409	1,677	(1,046)	(1,146)	111,894
Residential mortgage-backed securities	48,491	2,684	(481)	(516)	50,178
Total bonds held-to-maturity	7,102,110	394,900	(25,092)	(13,129)	7,458,789
Fixed maturity, bonds available-for-sale					
U.S. treasury and government	26,887	121	(255)	—	26,753
U.S. states and political subdivisions	1,028,331	51,124	(2,312)	(14)	1,077,129
Foreign governments	5,000	841	—	—	5,841
Corporate debt securities	6,809,610	268,964	(35,285)	(7,141)	7,036,148
Collateralized debt securities	205,732	469	(904)	(2,887)	202,410
Residential mortgage-backed securities	32,234	342	(341)	(268)	31,967
Total bonds available-for-sale	8,107,794	321,861	(39,097)	(10,310)	8,380,248
Total investments in fixed maturity	$ 15,209,904	$ 716,761	$ (64,189)	$ (23,439)	$ 15,839,037

73

Note 4 – Investment in Securities – (Continued)

The amortized cost and fair value, by contractual maturity, of fixed maturity securities are shown below (in thousands):

	Successor	
	December 31, 2022	
	Bonds Available-for-Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 494,278	$ 489,237
Due after one year through five years	4,802,304	4,646,111
Due after five years through ten years	5,032,126	4,614,042
Due after ten years	4,118,829	3,763,429
Total	$ 14,447,537	$ 13,512,819

Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Residential and commercial mortgage-backed securities, which are not due at a single maturity, have been presented based on the year of final contractual maturity.

Proceeds from sales of bonds available-for-sale, with the related gross realized gains and losses, are shown below (in thousands):

	Successor	Predecessor		
	Period from May 25, 2022 through December 31, 2022	Period from January 1, 2022 through May 24, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Proceeds from sales of fixed maturity, bonds available-for-sale	$ 2,383,655	$ 59,388	$ 55,558	$ 164,372
Gross realized gains	10,182	—	59	624
Gross realized losses	(39,520)	—	—	(4,145)

Gains and losses are determined using specific identification of the securities sold. All held-to-maturity securities were transferred to available-for-sale through a management election allowed under business combination guidance.

In accordance with various regulations, American National has bonds on deposit with regulating authorities with a carrying value of $51.1 million and $53.5 million at December 31, 2022 and December 31, 2021, respectively. In addition, American National has pledged bonds in connection with certain agreements and transactions, such as financing and reinsurance agreements. The carrying value of bonds pledged was $44.8 million and $67.1 million at December 31, 2022 and December 31, 2021, respectively.

The components of the change in net unrealized gains (losses) on debt securities are shown below, on a pre-tax basis (in thousands):

	Successor	Predecessor		
	Period from May 25, 2022 through December 31, 2022	Period from January 1, 2022 through May 24, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Bonds available-for-sale: change in unrealized losses	$ (906,010)	$ (997,300)	$ (248,756)	$ 242,105
Short-term change in unrealized losses	(13,076)	—	—	—
Adjustments for				
Deferred policy acquisition costs	—	199,027	58,281	(68,474)
Participating policyholders' interest	8,647	13,478	8,275	(3,010)
Deferred federal income tax benefit	188,903	164,085	39,346	(36,306)
Change in net unrealized losses on debt securities, net of tax	$ (721,535)	$ (620,710)	$ (142,854)	$ 134,315

Note 4 – Investment in Securities – (Continued)

The components of the change in net gains (losses) on equity securities are shown below (in thousands):

	Successor	Predecessor		
	Period from May 25, 2022 through December 31, 2022	Period from January 1, 2022 through May 24, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Unrealized gains (losses) on equity securities	$ 24,461	$ (7,288)	$ 38,771	$ 349,999
Net gains (losses) on equity securities sold	47	(5,794)	381,512	6,282
Net gains (losses) on equity securities	**$ 24,508**	**$ (13,082)**	**$ 420,283**	**$ 356,281**

The gross unrealized losses and fair value of bonds available-for-sale, aggregated by investment category and length of time individual securities have been in a continuous unrealized loss position due to market factors are shown below (in thousands, except number of issues):

	Successor								
	December 31, 2022								
	Less than 12 months			12 months or more			Total		
	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
Fixed maturity, bonds available-for-sale									
U.S. treasury and government	18	$ (1,405)	$ 36,692	—	$ —	$ —	18	$ (1,405)	$ 36,692
U.S. states and political subdivisions	580	(24,706)	833,315	—	—	—	580	(24,706)	833,315
Foreign governments	1	(298)	9,005	—	—	—	1	(298)	9,005
Corporate debt securities	1,212	(830,095)	9,951,734	—	—	—	1,212	(830,095)	9,951,734
Collateralized debt securities	71	(55,261)	776,938	—	—	—	71	(55,261)	776,938
Residential mortgage-backed securities	46	(5,741)	93,008	—	—	—	46	(5,741)	93,008
Total	1,928	$ (917,506)	$11,700,692	—	$ —	$ —	1,928	$ (917,506)	$11,700,692

	Predecessor								
	December 31, 2021								
	Less than 12 months			12 months or more			Total		
	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
Fixed maturity, bonds available-for-sale									
U.S. treasury and government	10	$ (230)	$ 18,378	1	$ (25)	$ 2,844	11	$ (255)	$ 21,222
U.S. states and political subdivisions	13	(618)	50,025	4	(1,694)	33,644	17	(2,312)	83,669
Corporate debt securities	184	(27,335)	1,596,811	32	(7,950)	146,597	216	(35,285)	1,743,408
Residential mortgage-backed securities	2	(339)	13,193	2	(2)	496	4	(341)	13,689
Collateralized debt securities	26	(885)	191,342	3	(19)	4,447	29	(904)	195,789
Total	235	$ (29,407)	$1,869,749	42	$ (9,690)	$ 188,028	277	$ (39,097)	$2,057,777

Several assumptions and underlying estimates are made in the evaluation of allowance for credit loss. Examples include financial condition, near term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices.

Note 4 – Investment in Securities – (Continued)

Equity securities by market sector distribution are shown below, based on fair value:

| | Successor | | | Predecessor | |
	December 31, 2022			December 31, 2021	
Consumer goods	$	—	— %	$ 13,031	9.6 %
Energy and utilities		30,722	12.2	8,647	6.4
Finance		198,723	78.7	48,211	35.6
Healthcare		—	—	12,136	9.0
Industrials		—	—	4,733	3.5
Information technology		—	—	20,436	15.1
Other		22,959	9.1	28,239	20.8
Total	$	**252,404**	**100.0 %**	$ **135,433**	**100.0 %**

Allowance for Credit Losses

Held-to-Maturity Securities—Management measures expected credit losses on bonds held-to-maturity on a qualitative adjustment basis by major security type: corporate bonds, structured products, municipals, specialty products and Treasuries. Accrued interest receivable on held-to-maturity debt securities is excluded from the estimate of credit losses. The estimate of expected credit losses considers historical credit loss information that is adjusted for current market conditions and reasonable and supportable economic forecasts based upon a third-party valuation model. As of December 31, 2022, the Company's portfolio did not include held-to-maturity securities.

Available-for-Sale Securities—For available-for-sale bonds in an unrealized loss position, the Company first assesses whether it intends to sell the security or will be required to sell the security before recovery of its amortized cost basis. If either of these criteria are met, the security's amortized cost basis is written down to fair value through income. For bonds available-for-sale that do not meet either indicated criteria, the Company evaluates whether the decline in fair value has resulted from credit events or market factors. In making this assessment, management first calculates the extent to which fair value is less than amortized cost, and then may consider any changes to the rating of the security by a rating agency, and any specific conditions related to the security. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through income, limited to the amount fair value is less than amortized cost. Any remaining unrealized loss is recognized in other comprehensive income.

When the discounted cash flow method is used to determine the allowance for credit losses, management's estimates incorporate expected prepayments, if any. Model inputs are considered reasonable and supportable for three years. A mean reversion is applied in years four and five. Credit loss allowance is not measured on accrued interest receivable because the balance is written off to net investment income in a timely manner, within 90 days. Changes in the allowance for credit losses are recognized through the consolidated statement of operations as "(Increase) decrease in investment credit loss."

No accrued interest receivables were written off as of December 31, 2022 and 2021.

The roll forward of the allowance for credit losses for bonds held-to-maturity is shown below (in thousands):

Note 4 – Investment in Securities – (Continued)

Predecessor	Corporate Debt Securities		Collateralized Debt Securities		Residential Mortgage-Backed Securities		Total	
Balance at January 1, 2021	$	(7,475)	$	(4,515)	$	(452)	$	(12,442)
Purchases		(1,412)		(168)		—		(1,580)
Disposition		441		551		—		992
Provision		(3,021)		2,986		(64)		(99)
Balance at December 31, 2021	$	(11,467)	$	(1,146)	$	(516)	$	(13,129)
Purchases		(91)		—		—		(91)
Disposition		164		45		2		211
Provision		659		323		(373)		609
Balance at May 24, 2022	$	(10,735)	$	(778)	$	(887)	$	(12,400)

The roll forward of the allowance for credit losses for available-for-sale debt securities is shown below (in thousands):

Successor	U.S. Treasury and Government		U.S. State and Political Subdivisions		Corporate Debt Securities		Collateralized Debt Securities		Residential Mortgage Backed Securities		Total	
Balance at May 25, 2022	$	—	$	—	$	—	$	—	$	—	$	—
Increase in allowance related to purchases		—		—		(1,374)		(364)		(14)		(1,752)
Reduction in allowance related to disposition		—		—		430		220		82		732
Allowance on securities that had an allowance recorded in a previous period		—		(15)		(1,308)		(1,013)		(270)		(2,606)
Allowance on securities where credit losses were not previously recorded		—		(727)		(20,797)		(3,417)		(129)		(25,082)
Balance at December 31, 2022	$	—	$	(742)	$	(23,049)	$	(4,574)	$	(331)	$	(28,708)

Predecessor	U.S. Treasury and Government		U.S. State and Political Subdivisions		Corporate Debt Securities		Collateralized Debt Securities		Residential Mortgage Backed Securities		Total	
Beginning balance at January 1, 2021	$	—	$	—	$	(7,275)	$	(19)	$	(188)	$	(7,482)
Increase in allowance related to purchases		—		—		(3,158)		(538)		—		(3,696)
Reduction in allowance related to disposition		—		—		4,117		182		—		4,299
Allowance on securities that had an allowance recorded in a previous period		3		12		3,680		(1,507)		(29)		2,159
Allowance on securities where credit losses were not previously recorded		(3)		(26)		(4,505)		(1,005)		(51)		(5,590)
Balance at December 31, 2021	$	—	$	(14)	$	(7,141)	$	(2,887)	$	(268)	$	(10,310)
Increase in allowance related to purchases		—		—		(10,286)		(59)		—		(10,345)
Reduction in allowance related to disposition		—		—		459		—		—		459
Allowance on securities that had an allowance recorded in a previous period		—		(67)		4,729		(1,134)		(42)		3,486
Allowance on securities where credit losses were not previously recorded		—		(56)		(16,005)		(51)		—		(16,112)
Balance at May 24, 2022	$	—	$	(137)	$	(28,244)	$	(4,131)	$	(310)	$	(32,822)

Note 4 – Investment in Securities – (Continued)
Credit Quality Indicators

The Company monitors the credit quality of bonds held-to-maturity through the use of credit ratings provided by third party rating agencies, which are updated on a monthly basis. Information is also gathered regarding the asset performance of held-to-maturity bonds. The two traditional metrics for assessing interest rate risks are interest-coverage ratios and capitalization ratios, which can also be used in the assessment of credit risk. These risks are mitigated through the diversification of bond investments. Categories of diversification include credit ratings, geographic locations, maturities, and market sector.

As of December 31, 2022, the Company's portfolio did not include held-to-maturity securities.

				Predecessor		
				December 31, 2021		
				Amortized cost of bonds held-to-maturity by credit rating		
Fixed maturity, bonds held-to-maturity	AAA	AA	A	BBB	BB and below	Total
U.S. treasury and government	$ —	$ 12,284	$ —	$ —	$ —	$ 12,284
U.S. state and political subdivisions	14,364	49,327	9,188	25,770	5,390	104,039
Foreign governments	—	13,355	1,014	—	—	14,369
Corporate debt securities	31,176	400,666	3,212,688	3,061,595	104,393	6,810,518
Collateralized debt securities	—	—	66,715	40,858	4,836	112,409
Residential mortgage backed securities	—	47,304	—	—	1,187	48,491
Total	**$ 45,540**	**$ 522,936**	**$ 3,289,605**	**$ 3,128,223**	**$ 115,806**	**$ 7,102,110**

Note 5 – Mortgage Loans

Generally, commercial mortgage loans are secured by first liens on income-producing real estate. American National attempts to maintain a diversified portfolio by considering both the location of the underlying collateral as well as the type of mortgage loan. The geographic categories come from the U.S. Census Bureau's "Census Regions and Divisions of the United States." The distribution based on carrying amount of mortgage loans by location is as follows (in thousands, except percentages):

| | Successor | | Predecessor | |
| | December 31, 2022 | | December 31, 2021 | |
	Amount	Percentage	Amount	Percentage
East North Central	$ 898,915	16.2 %	$ 747,661	14.4 %
East South Central	65,548	1.2	117,574	2.3
Mountain	1,360,837	24.5	1,250,562	24.0
Pacific	924,187	16.7	878,820	16.9
South Atlantic	967,353	17.4	627,295	12.0
West South Central	1,068,239	19.3	1,261,659	24.3
Other	261,096	4.7	315,763	6.1
Total	**$ 5,546,175**	**100.0 %**	**$ 5,199,334**	**100.0 %**

As of December 31, 2022 and 2021, loans in foreclosure and loans foreclosed are as follows (in thousands, except number of loans):

| | Successor | | Predecessor | |
| | December 31, 2022 | | December 31, 2021 | |
Foreclosure and foreclosed	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
In foreclosure	1	$ 27,001	—	$ —
Filed for bankruptcy	—	—	—	—
Total in foreclosure	**1**	**$ 27,001**	**—**	**$ —**
Foreclosed	**—**	**$ —**	**1**	**$ 5,168**

Note 5 – Mortgage Loans – (Continued)

The age analysis of past due loans is shown below (in thousands, except percentages):

| | | | | | Successor | | | |
December 31, 2022	30-59 Days Past Due	60-89 Days Past Due	More Than 90 Days Past Due	Total	Current	Total Amount	Total Percentage
Apartment	$ —	$ —	$ —	$ —	$ 805,690	$ 805,690	14.4 %
Hotel	—	—	—	—	1,009,560	1,009,560	18.1
Industrial	—	—	—	—	1,043,305	1,043,305	18.7
Office	—	—	27,001	27,001	1,104,981	1,131,982	20.3
Parking	—	—	—	—	419,878	419,878	7.5
Retail	—	—	—	—	842,483	842,483	15.1
Storage	—	—	—	—	118,875	118,875	2.1
Other	—	—	—	—	212,668	212,668	3.8
Total	$ —	$ —	$ 27,001	$ 27,001	$ 5,557,440	$ 5,584,441	100.0 %
Allowance for credit losses						(38,266)	
Total, net of allowance						**$ 5,546,175**	

| | | | | | Predecessor | | | |
December 31, 2021	30-59 Days Past Due	60-89 Days Past Due	More Than 90 Days Past Due	Total	Current	Total Amount	Total Percentage
Apartment	$ —	$ —	$ —	$ —	$ 522,595	$ 522,595	9.9 %
Hotel	—	—	—	—	962,345	962,345	18.2
Industrial	—	—	—	—	912,645	912,645	17.2
Office	—	—	—	—	1,347,384	1,347,384	25.4
Parking	—	—	—	—	392,310	392,310	7.4
Retail	4,872	—	—	4,872	838,163	843,035	15.9
Storage	—	—	—	—	163,685	163,685	3.1
Other	—	—	—	—	152,414	152,414	2.9
Total	$ 4,872	$ —	$ —	$ 4,872	$ 5,291,541	$ 5,296,413	100.0 %
Allowance for credit losses						(97,079)	
Total, net of allowance						**$ 5,199,334**	

Through the initial COVID-19 pandemic years of 2020 and 2021, American National provided modifications to 95 loans with a total balance of $1.7 billion. As a result of improved economic conditions, 13 loans for the five months ended May 24, 2022 and 11 loans for the seven moths ended December 31, 2022 have been paid in full and 68 have completed the modified terms and returned to the original loan agreement as of December 31, 2022. During 2022, the remaining 3 loans received additional modifications in the form of extended maturity dates or interest only periods. These loans had an aggregate deferred interest of $0.7 million with a total balance of $38.6 million as of December 31, 2022.

Note 5 – Mortgage Loans – (Continued)

Troubled Debt Restructurings

American National has previously granted concessions to certain mortgage loan borrowers, primarily in 2020 and 2021, due to impacts from COVID-19. Concessions are generally one of, or a combination of, a delay in payment of principal or interest, a reduction of the contractual interest rate or an extension of the maturity date. Loans that have these concessions are classified as troubled debt restructurings, and remain classified as such for the remaining life of the loan regardless of whether the loan is current with respect to their modified terms. The carrying value could change based on the expected recovery of the loan, which is evaluated quarterly.

American National considers the amount, timing and extent of concessions in determining credit loss allowances for loan losses recorded in connection with a troubled debt restructuring.

As of December 31, 2021, 72 loans with a total recorded investment of $1.3 billion were designated to be troubled debt restructured loans. During 2022, 15 of those loans paid in full leaving 57 loans with a total recorded investment of $984 million remaining designated as troubled debt restructured loans, under ASC 310-40 guidance, as of December 31, 2022. All loans determined to be a trouble debt restructure due to impacts from COVID-19 are current with respect to their modified terms.

Loans determined to be additions to the troubled debt restructures during the periods presented are as follows (in thousands, except number of loans):

| | Successor | | | Predecessor | | | | | |
| | Period from May 25, 2022 through December 31, 2022 | | | Period from January 1, 2022 through May 24, 2022 | | | December 31, 2021 | | |
	Number of Loans	Recorded Investment Pre-Modification	Recorded Investment Post-Modification	Number of Loans	Recorded Investment Pre-Modification	Recorded Investment Post-Modification	Number of Loans	Recorded Investment Pre-Modification	Recorded Investment Post-Modification
Office	—	$ —	$ —	—	$ —	$ —	2	$ 37,985	$ 37,985
Retail	—	—	—	—	—	—	3	32,325	32,325
Parking	—	—	—	—	—	—	1	9,257	9,257
Storage	—	—	—	—	—	—	1	8,890	8,890
Total	**—**	**$ —**	**$ —**	**—**	**$ —**	**$ —**	**7**	**$ 88,457**	**$ 88,457**

There is one $4.0 million commitment to lend additional funds to a debtor whose loan has been modified in a troubled debt restructuring during the periods presented. The decrease in loans determined to be a troubled debt restructuring in the twelve months ended December 31, 2022 is primarily attributable to improved economic conditions after the lifting of COVID-19 related restrictions.

Note 5 – Mortgage Loans – (Continued)

Allowance for Credit Losses

Mortgage loans on real estate are stated at unpaid principal balance, adjusted for any unamortized discount, deferred expenses and allowances. The allowance for credit losses is based upon the current expected credit loss model. The model considers past loss experience, current economic conditions, and reasonable and supportable forecasts of future conditions. Reversion for the allowance calculation is implicit in the models used to determine the allowance. The methodology uses a discounted cash flow approach based on expected cash flows.

The Predecessor balance of $92.8 million at May 24, 2022 was closed out and the Successor recovered the entire allowance balance after the Merger as required by Purchase GAAP Accounting ("PGAAP") guidance. The provision of $38.3 million is the net amount of recovery and adjustment for the second, third and fourth quarter of 2022. Refer to Note 1, Nature of Operations, for more information.

The rollforward of the allowance for credit losses for mortgage loans is shown below (in thousands):

Successor	Commercial Mortgage Loans
Balance at May 25, 2022	$ —
Provision	(38,266)
Balance at December 31, 2022	$ (38,266)

Predecessor	Commercial Mortgage Loans
Balance at December 31, 2020	$ (125,703)
Provision	28,624
Balance at December 31, 2021	$ (97,079)
Provision	4,255
Balance at May 24, 2022	$ (92,824)

The change in allowance was primarily due to higher occupancy in hotels, a larger portfolio, and an increased allowance rate in the office sector as supplies outpaced demand as a result of work from home changes in the market for the seven months ended December 31, 2022.

Note 5 – Mortgage Loans – (Continued)

The asset and allowance balances for credit losses for mortgage loans by property-type are shown below (in thousands):

	Successor			Predecessor		
	December 31, 2022			December 31, 2021		
	Asset Balance		Allowance	Asset Balance		Allowance
Apartment	$	805,690	$ (1,111)	$	522,595	$ (1,366)
Hotel		1,009,560	(5,400)		962,345	(39,272)
Industrial		1,043,305	(4,118)		912,645	(4,051)
Office		1,131,982	(17,420)		1,347,384	(26,988)
Parking		419,878	(5,566)		392,310	(16,037)
Retail		842,483	(3,740)		843,035	(6,685)
Storage		118,875	(469)		163,685	(459)
Other		212,668	(442)		152,414	(2,221)
Total	$	**5,584,441**	$ **(38,266)**	$	**5,296,413**	$ **(97,079)**

Credit Quality Indicators

Mortgage loans are segregated by property-type and quantitative and qualitative allowance factors are applied. Qualitative factors are developed quarterly based on the pooling of assets with similar risk characteristics and historical loss experience adjusted for the expected trend in the current market environment. Credit losses are pooled by property-type as it represents the most similar and reliable risk characteristics in our portfolio. The amortized cost of mortgage loans by year of origination by property-type are shown below (in thousands):

	Amortized Cost Basis by Origination Year							Total	
	Successor	Predecessor						Successor	Predecessor
	Period from May 25, 2022 through December 31, 2022	Period from January 1, 2022 through May 24,	2021	2020	2019	2018	Prior	Period from May 25, 2022 through December 31, 2022	Period from January 1, 2022 through May 24,
Apartment	$ 191,697	$ 126,014	$ 136,983	$ 109,668	$ 141,449	$ 22,166	$ 77,713	$ 191,697	$ 613,993
Hotel	230,528	24,981	34,335	39,224	130,097	179,566	370,829	230,528	779,032
Industrial	136,196	137,175	167,349	214,375	130,895	64,484	192,831	136,196	907,109
Office	81,775	32,336	5,358	24,267	46,693	157,416	784,137	81,775	1,050,207
Parking	50,070	4,547	28,939	26,991	12,991	18,709	277,631	50,070	369,808
Retail	206,269	27,483	116,956	65,054	37,437	31,287	357,997	206,269	636,214
Storage	8,151	—	19,841	36,036	38,644	16,203	—	8,151	110,724
Other	64,398	8,646	44,902	—	28,508	19,720	46,494	64,398	148,270
Total	$ **969,084**	$ **361,182**	$ **554,663**	$ **515,615**	$ **566,714**	$ **509,551**	$ **2,107,632**	$ **969,084**	$ **4,615,357**
Allowance for credit losses								(38,266)	—
Total, net of allowance								$ **930,818**	$ **4,615,357**

Generally, mortgage loans are secured by first liens on income-producing real estate with a loan-to-value ratio of up to 75%. It is the Company's policy to not accrue interest on loans that are 90 days delinquent and where amounts are determined to be uncollectible. At December 31, 2022, one commercial loan was past due over 90 days or in non-accrual status.

Note 5 – Mortgage Loans – (Continued)

Off-Balance Sheet Credit Exposures

The Company has off-balance sheet credit exposures related to non-cancellable unfunded commitment amounts on commercial mortgage loans. We estimate the allowance for these exposures by applying the allowance rate we computed for each property type to the related outstanding commitment amounts. As of December 31, 2022, we have included a $1.9 million liability in other liabilities on the consolidated statements of financial position based on unfunded loan commitments of $670 million.

Note 6 - Real Estate and Other Investments

The carrying amount of investment real estate, net of accumulated depreciation, and real estate partnerships by property-type and geographic distribution are as follows (in thousands, except percentages):

| | Successor December 31, 2022 | | Predecessor December 31, 2021 | |
	Amount	Percentage	Amount	Percentage
Hotel	$ 77,458	7.5 %	$ 56,198	6.1 %
Industrial	167,522	16.2	119,698	12.9
Land	48,199	4.7	39,760	4.3
Office	243,431	23.5	277,034	29.8
Retail	211,923	20.5	269,941	29.1
Apartments	253,678	24.5	153,871	16.6
Other	33,508	3.1	11,910	1.2
Total	$ 1,035,719	100.0 %	$ 928,412	100.0 %

| | Successor December 31, 2022 | | Predecessor December 31, 2021 | |
	Amount	Percentage	Amount	Percentage
East North Central	$ 97,938	9.5 %	$ 122,148	13.2 %
East South Central	27,650	2.7	59,122	6.4
Mountain	239,672	23.1	127,542	13.7
Pacific	160,289	15.5	112,714	12.1
South Atlantic	88,280	8.5	67,573	7.3
West South Central	371,049	35.8	428,272	46.1
Other	50,841	4.9	11,041	1.2
Total	$ 1,035,719	100.0 %	$ 928,412	100.0 %

As of December 31, 2022, no real estate investments met the criteria as held-for-sale.

American National regularly invests in real estate partnerships and frequently participates in the design with the sponsor, but in most cases, its involvement is limited to financing. Some of these partnerships have been determined to be variable interest entities ("VIEs"). In certain instances, in addition to an economic interest in the entity, American National holds the power to direct significant activities of the entity and is deemed the primary beneficiary. The assets of the consolidated VIEs are restricted and must first be used to settle their liabilities. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of American National, as American National's obligation is limited to the amount of its committed investment. American National has not provided financial or other support to the VIEs in the form of liquidity arrangements, guarantees, or other commitments to third-parties that may affect the fair value or risk of its variable interest in the VIEs in 2022 or 2021.

The assets and liabilities relating to the VIEs included in the consolidated financial statements are as follows (in thousands):

Note 6 – Real Estate and Other Investments – (Continued)

	Successor December 31, 2022	Predecessor December 31, 2021
Real estate and real estate partnerships	$ 123,630	$ 126,708
Bonds available-for-sale, at fair value	282,535	—
Equity securities, at fair value	44,858	—
Investment funds	799,886	100,374
Short-term investments	500	500
Cash and cash equivalents	12,953	10,341
Premiums due and other receivables	2,221	3,201
Other assets	74,393	12,992
Total assets of consolidated VIEs	**$ 1,340,976**	**$ 254,116**
Notes payable	$ 150,913	$ 149,248
Other liabilities	1,141,026	8,250
Total liabilities of consolidated VIEs	**$ 1,291,939**	**$ 157,498**

The notes payable in the consolidated statements of financial position pertain to the borrowings of the consolidated VIEs. The liability of American National relating to notes payable of the consolidated VIEs is limited to the amount of its direct or indirect investment in the respective ventures, which totaled $10.5 million and $3.0 million at December 31, 2022 and 2021, respectively.

The total long-term notes payable of the consolidated VIEs consists of the following (in thousands):

Interest rate	Maturity	Successor December 31, 2022	Predecessor December 31, 2021
4% fixed	2022	$ —	$ 75,293
LIBOR or Equivalent	2023	10,702	10,819
4.18% fixed	2024	61,905	63,136
3.25% fixed	2024	6,420	—
1M SOFR + 2.5%, Rate Floor 3.5%	2029	71,886	—
Total		**$ 150,913**	**$ 149,248**

For other real estate partnership VIEs, American National is not the primary beneficiary as major decisions impacting the economic activities of the VIE require consent from both partners. The carrying amount and maximum exposure to loss relating to these unconsolidated VIEs follows (in thousands):

	Successor December 31, 2022		Predecessor December 31, 2021	
	Carrying Amount	Maximum Exposure to Loss	Carrying Amount	Maximum Exposure to Loss
Real estate and real estate partnerships	$ 316,692	$ 316,692	$ 332,351	$ 332,351
Mortgage loans on real estate	601,198	601,198	690,779	690,779
Accrued investment income	1,863	1,863	2,878	2,878

American National's equity in earnings of real estate partnerships is the Company's share of operating earnings and realized gains from investments in real estate joint ventures and other limited partnership interests ("joint ventures") using the equity method of accounting.

The Company's total investment in investment funds, real estate partnerships, and other partnerships of which substantially all are limited liability companies ("LLCs") or limited partnerships, consists of the following (in thousands):

Note 6 – Real Estate and Other Investments – (Continued)

	Successor	Predecessor
	December 31, 2022	December 31, 2021
Investment funds	$ 416,992	$ 947,856
Real estate partnerships	473,344	439,341
Other	826,294	13,907
Total investments in partnerships	**$ 1,716,630**	**$ 1,401,104**

	Successor	Predecessor		
	Period from May 25, 2022 through December 31, 2022	Period from January 1, 2022 through May 24, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Income from operations	$ 155,589	$ 37,536	$ 103,826	$ 14,958
Net gain on sales	73,406	102,423	84,851	27,509
Net investment income from partnerships	**$ 228,995**	**$ 139,959**	**188,677**	**42,467**

Note 7 – Derivative Instruments

American National purchases over-the-counter equity-indexed options as economic hedges against fluctuations in the equity markets to which equity-indexed products are exposed. These options are not designated as hedging instruments for accounting purposes under GAAP. Equity-indexed contracts include a fixed host universal-life insurance or annuity contract and an equity-indexed embedded derivative. The detail of derivative instruments is shown below (in thousands, except number of instruments):

Derivatives Not Designated as Hedging Instruments	Location in the Consolidated Statements of Financial Position	Successor December 31, 2022			Predecessor December 31, 2021		
		Number of Instruments	Notional Amounts	Estimated Fair Value	Number of Instruments	Notional Amounts	Estimated Fair Value
Equity-indexed options	Other invested assets	531	$3,772,900	$ 121,150	473	$3,523,000	$ 259,383
Equity-indexed embedded derivative	Policyholders' account balances	134,505	3,658,231	725,546	125,523	3,419,992	832,579

Derivatives Not Designated as Hedging Instruments	Location in the Consolidated Statements of Operations	Gains (Losses) Recognized in Income on Derivatives			
		Successor	Predecessor		
		Period from May 25, 2022 through December 31, 2022	Period from January 1, 2022 through May 24, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Equity-indexed options	Net investment income (loss)	$ (38,284)	$ (127,587)	$ 127,681	$ 51,931
Equity-indexed embedded derivative	Interest credited to policyholders' account balances	61,173	96,815	(107,162)	(22,977)

The Company's use of derivative instruments exposes it to credit risk in the event of non-performance by counterparties. The Company has a policy of only dealing with counterparties it believes are creditworthy and obtaining sufficient collateral where appropriate, as a means of mitigating the financial loss from defaults. The Company holds collateral in cash and notes secured by U.S. government-backed assets. The non-performance risk is the net counterparty exposure based on fair value of open contracts less fair value of collateral held. The Company maintains master netting agreements with its current active trading partners. A right of offset has been applied to collateral that supports credit risk and has been recorded in the consolidated statements of financial position as an offset to "Other invested assets" with an associated payable to "Other liabilities" for excess collateral.

Note 7 – Derivative Instruments – (Continued)

Information regarding the Company's exposure to credit loss on the options it holds is presented below (in thousands):

| | | Successor | | | | | | |
| | | December 31, 2022 | | | | | | |
Counterparty	Moody/S&P Rating	Options Fair Value	Collateral Held in Cash	Collateral Held in Invested Assets	Total Collateral Held	Collateral Amounts Used to Offset Exposure	Excess Collateral	Exposure Net of Collateral
Bank of America	A2/A-	$ 4,821	$ 5,050	$ —	$ 5,050	$ 4,821	$ 229	$ —
Barclays	Baa2/BBB	26,615	16,902	10,000	26,902	26,615	287	—
Credit Suisse	Baa1/BBB	6,124	5,280	—	5,280	5,280	—	844
ING	Baa1/A-	8,559	8,650	—	8,650	8,559	91	—
Morgan Stanley	A1/A-	23,420	17,386	5,700	23,086	23,086	—	334
NATIXIS*	A1/A	18,841	19,130	—	19,130	18,841	289	—
Truist	A3/A-	22,172	17,540	5,000	22,540	22,172	368	—
Wells Fargo	A1/BBB+	10,598	10,610	—	10,610	10,468	142	130
Total		**$ 121,150**	**$ 100,548**	**$ 20,700**	**$ 121,248**	**$ 119,842**	**$ 1,406**	**$ 1,308**

| | | Predecessor | | | | | | |
| | | December 31, 2021 | | | | | | |
Counterparty	Moody/S&P Rating	Options Fair Value	Collateral Held in Cash	Collateral Held in Invested Assets	Total Collateral Held	Collateral Amounts Used to Offset Exposure	Excess Collateral	Exposure Net of Collateral
Bank of America	A2/A-	$ 6,289	$ 5,950	$ —	$ 5,950	$ 5,950	$ —	$ 339
Barclays	Baa2/BBB	45,410	28,173	18,100	46,273	45,410	863	—
Credit Suisse	Baa1/BBB+	34,411	35,300	—	35,300	34,411	889	—
ING	Baa1/A-	13,280	3,030	10,300	13,330	13,280	50	—
Morgan Stanley	A1/BBB+	61,817	57,716	5,700	63,416	61,817	1,599	—
NATIXIS*	A1/A	26,490	26,660	—	26,660	26,490	170	—
Truist	A3/A-	39,589	30,010	11,000	41,010	39,530	1,480	59
Wells Fargo	A1/BBB+	32,097	22,320	9,900	32,220	32,065	155	32
Total		**$ 259,383**	**$ 209,159**	**$ 55,000**	**$ 264,159**	**$ 258,953**	**$ 5,206**	**$ 430**

*	*Collateral is prohibited from being held in invested assets.*

Note 8 – Net Investment Income and Realized Investment Gains (Losses)

Net investment income is shown below (in thousands):

	Successor		Predecessor		
	Period from May 25, 2022 through December 31, 2022		Period from January 1, 2022 through May 24, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Bonds	$ 161,296	$	223,195	$ 523,422	560,811
Short term	58,222		3,870	—	—
Equity securities	1,128		629	28,102	31,325
Mortgage loans	94,315		123,278	260,721	251,414
Real estate and estate partnerships	60,450		111,344	99,483	28,810
Investment funds	33,951		34,431	99,007	19,428
Equity-indexed options	61,665		(127,587)	127,681	51,931
Other invested assets	16,882		15,576	33,238	32,407
Total	**$ 487,909**	**$**	**384,736**	**$ 1,171,654**	**976,126**

Net investment income from equity method investments, comprised of real estate partnerships and investment funds was $140.0 million for the five months ended May 24, 2022 and $89.0 million, $188.7 million, and $42.5 million for the seven months ended December 31, 2022 and twelve months ended December 31, 2021 and 2020 respectively.

Net realized investment gains (losses) are shown below (in thousands):

	Successor		Predecessor		
	Period from May 25, 2022 through December 31, 2022		Period from January 1, 2022 through May 24, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Bonds	$ (20,491)	$	10,339	$ 54,941	23,318
Mortgage loans	—		—	(768)	—
Real estate	7,418		10,461	10,240	12,401
Other invested assets	186		273	215	(59)
Total	**$ (12,887)**	**$**	**21,073**	**$ 64,628**	**$ 35,660**

Net realized investment gains (losses) by transaction type are shown below (in thousands):

	Successor		Predecessor		
	Period from May 25, 2022 through December 31, 2022		Period from January 1, 2022 through May 24, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Sales	$ (11,119)	$	11,411	$ 16,045	$ 10,249
Calls and maturities	(1,815)		9,736	55,526	26,948
Paydowns	1		7	385	(108)
Impairments	—		—	(5,913)	(1,276)
Loss allowance	—		—	—	—
Other	46		(81)	(1,415)	(153)
Total	**$ (12,887)**	**$**	**21,073**	**$ 64,628**	**$ 35,660**

Note 9 – Fair Value of Financial Instruments

The carrying amount and fair value of financial instruments are shown below (in thousands):

| | Successor | | Predecessor | |
| | December 31, 2022 | | December 31, 2021 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Fixed maturity, bonds held-to-maturity	$ —	$ —	$ 7,088,981	$ 7,458,789
Fixed maturity, bonds available-for-sale	13,512,819	13,512,819	8,380,248	8,380,248
Equity securities	252,404	252,404	135,433	135,433
Equity-indexed options, included in other invested assets	121,150	121,150	259,383	259,383
Mortgage loans on real estate, net of allowance	5,546,175	5,306,834	5,199,334	5,271,950
Policy loans	374,481	374,481	365,208	365,208
Short-term investments	1,821,699	1,821,699	1,840,732	1,840,732
Separate account assets ($1,012,449 and $1,278,380 included in fair value hierarchy)	1,045,217	1,045,217	1,320,703	1,320,703
Separately managed accounts, included in other invested assets	127,291	127,291	99,884	99,884
Total financial assets	$ 22,801,236	$ 22,561,895	$ 24,689,906	$ 25,132,330
Financial liabilities				
Investment contracts	$ 9,780,174	$ 9,780,174	$ 10,947,958	$ 10,947,958
Embedded derivative liability for equity-indexed contracts	725,546	725,546	832,579	832,579
Notes payable	150,913	150,913	149,248	149,248
Separate account liabilities ($1,012,449 and $1,278,380 included in fair value hierarchy)	1,045,217	1,045,217	1,320,703	1,320,703
Total financial liabilities	$ 11,701,850	$ 11,701,850	$ 13,250,488	$ 13,250,488

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. A fair value hierarchy is used to determine fair value based on a hypothetical transaction at the measurement date from the perspective of a market participant. American National has evaluated the types of securities in its investment portfolio to determine an appropriate hierarchy level based upon trading activity and the observability of market inputs. The classification of assets or liabilities within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3   Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect American National's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Note 9 – Fair Value of Financial Instruments – (Continued)

Valuation Techniques for Financial Instruments Recorded at Fair Value

Fixed Maturity Securities and Equity Options—American National utilizes a pricing service to estimate fair value measurements. The fair value for fixed maturity securities that are disclosed as Level 1 measurements are based on unadjusted quoted market prices for identical assets that are readily available in an active market. The estimates of fair value for most fixed maturity securities, including municipal bonds, provided by the pricing service are disclosed as Level 2 measurements as the estimates are based on observable market information rather than market quotes. The pricing service utilizes market quotations for fixed maturity securities that have quoted prices in active markets. Since fixed maturity securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, an option adjusted spread model is used to develop prepayment and interest rate scenarios.

The pricing service evaluates each asset class based on relevant market information, credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, pricing source quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. The extent of the use of each market input depends on the asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.

American National has reviewed the inputs and methodology used and the techniques applied by the pricing service to produce quotes that represent the fair value of a specific security. The review confirms that the pricing service is utilizing information from observable transactions or a technique that represents a market participant's assumptions. American National does not adjust quotes received from the pricing service. The pricing service utilized by American National has indicated that they will only produce an estimate of fair value if there is objectively verifiable information available.

American National holds a small amount of private placement debt and fixed maturity securities that have characteristics that make them unsuitable for matrix pricing. For these securities, a quote from an independent pricing source (typically a market maker) is obtained. Due to the disclaimers on the quotes that indicate the price is indicative only, American National includes these fair value estimates in Level 3.

For securities priced using a quote from an independent pricing source, such as the equity-indexed options and certain fixed maturity securities, American National uses a market-based fair value analysis to validate the reasonableness of prices received. Price variances above a certain threshold are analyzed further to determine if any pricing issue exists. This analysis is performed quarterly.

Equity Securities—For publicly-traded equity securities, prices are received from a nationally recognized pricing service that are based on observable market transactions, and these securities are classified as Level 1 measurements. For certain preferred stock, current market quotes in active markets are unavailable. In these instances, an estimated fair value is received from the pricing service. The service utilizes similar methodologies to price preferred stocks as it does for fixed maturity securities. If applicable, these estimates would be disclosed as Level 2 measurements. American National tests the accuracy of the information provided by reference to other services annually.

Short-term Investments—Short-term investments are primarily commercial paper rated A2 or P2 or better by Standard & Poor's and Moody's, respectively. Commercial paper is carried at amortized cost which approximates fair value. These investments are classified as Level 2 measurements.

Note 9 – Fair Value of Financial Instruments – (Continued)

Separate Account Assets and Liabilities—Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of American National. Separate account assets include funds representing the investments of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders. American National reports separately, as assets and liabilities, investments held in such separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from American National's general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. In addition, American National's qualified pension plan assets are included in separate accounts. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the consolidated statements of operations. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of American National.

The separate account assets included on the quantitative disclosures fair value hierarchy table are comprised of short-term investments, equity securities, and fixed maturity bonds available-for-sale. Equity securities are classified as Level 1 measurements. Short-term investments and fixed maturity securities are classified as Level 2 measurements. These classifications for separate account assets reflect the same fair value level methodologies as listed above as they are derived from the same vendors and follow the same process.

The separate account assets also include cash and cash equivalents, investment funds, accrued investment income, and receivables for securities. These are not financial instruments and are not included in the quantitative disclosures of fair value hierarchy table.

No gains or losses were recognized on assets transferred to separate accounts for the twelve months ended December 31, 2022 and 2021, respectively.

Embedded Derivatives—The amounts reported within policyholder contract deposits include equity linked interest crediting rates based on the S&P 500 and NASDAQ-100 indices within indexed annuities and indexed life. The following unobservable inputs are used for measuring the fair value of the embedded derivatives associated with the policyholder contract liabilities:

- Lapse rate assumptions are determined by company experience. Lapse rates are generally assumed to be lower during a contract's surrender charge period and then higher once the surrender charge period has ended. Decreases to the assumed lapse rates generally increase the fair value of the liability as more policyholders persist to collect the crediting interest pertaining to the indexed product. Increases to the lapse rate assumption decrease the fair value.

- Mortality rate assumptions vary by age and gender based on company and industry experience. Decreases to the assumed mortality rates increase the fair value of the liabilities as more policyholders earn crediting interest. Increases to the assumed mortality rates decrease the fair value as higher decrements reduce the potential for future interest credits.

- Equity volatility assumptions begin with current market volatilities and grow to long-term values. Increases to the assumed volatility will increase the fair value of liabilities, as future projections will produce higher increases in the linked index. At December 31, 2022 and December 31, 2021, the one year implied volatility used to estimate embedded derivative value was 23.4% and 19.6%, respectively.

Funds withheld on modified coinsurance—The carrying value of funds withheld on modified coinsurance are not measured at fair value on a recurring basis. The funds withheld have a variety of sources and pricing methodologies some of which have significant unobservable inputs and therefore the funds withheld liability is considered level 3 in the fair value hierarchy. The funds withheld primarily include fixed maturity securities and mortgage loans whose valuation techniques are described in Note 9, Fair Value of Financial Instruments, of the Notes to the Financial Statements.

Funds withheld on modified coinsurance - embedded derivative—The embedded derivative is required to be separated from the host contract and reported as a derivative measured at fair value through income. The fair value of the embedded derivative

Note 9 – Fair Value of Financial Instruments – (Continued)

associated with the Modco agreement is determined based upon a total return swap technique with reference to the fair value of the investments withheld by the Company from the reinsurer. Those underlying assets vary in source and pricing methodologies described within Note 9, Fair Value of Financial Instruments, of the Notes to the Financial Statements primarily consisting of fixed maturity securities and mortgage loans. Additionally, some significant unobservable inputs are used such as, mortality, lapse, withdrawal and crediting rates. The derivative valuation of the embedded derivative is considered Level 3 in the fair value hierarchy and is carried at $75.0 million at December 31, 2022.

Fair values of indexed life and annuity liabilities are calculated using the discounted cash flow technique. Shown below are the significant unobservable inputs used to calculate the Level 3 fair value of the embedded derivatives within policyholder contract deposits (in millions, except range percentages):

| | Fair Value | | | Range | |
| | Successor | Predecessor | | Successor | Predecessor |
	December 31, 2022	December 31, 2021	Unobservable Input	December 31, 2022	December 31, 2021
Security type					
Embedded derivative					
Indexed Annuities	$ 713.5	$ 799.3	Lapse Rate	1-50%	1-50%
			Mortality Multiplier	100%	100%
			Equity Volatility	16-66%	12-64%
Indexed Life	12.1	33.3	Equity Volatility	16-66%	12-64%

Quantitative Disclosures

The fair value hierarchy measurements of the financial instruments are shown below (in thousands):

| | Successor | | | |
| | Assets and Liabilities Carried at Fair Value by Hierarchy Level at December 31, 2022 | | | |
	Total Fair Value	Level 1	Level 2	Level 3
Financial assets				
Fixed maturity, bonds available-for-sale				
U.S. treasury and government	$ 40,009	$ 40,009	$ —	$ —
U.S. states and political subdivisions	854,861	—	854,861	—
Foreign governments	9,004	—	9,004	—
Corporate debt securities	11,257,630	—	10,525,008	732,622
Residential mortgage-backed securities	126,748	—	126,748	
Collateralized debt securities	1,224,567	—	362,381	862,186
Total bonds available-for-sale	13,512,819	40,009	11,878,002	1,594,808
Equity securities				
Common stock	195,871	27,069	—	168,802
Preferred stock	56,533	21,917	—	34,616
Total equity securities	252,404	48,986	—	203,418
Options	121,150	—	—	121,150
Short-term investments	1,821,699	580,119	—	1,241,580
Separate account assets	1,012,499	313,752	698,747	—
Separately managed accounts	127,291	—	—	127,291
Total financial assets	$ 16,847,862	$ 982,866	$ 12,576,749	$ 3,288,247
Financial liabilities				
Embedded derivative for equity-indexed contracts	$ 725,546	$ —	$ —	$ 725,546
Notes payable	150,913	—	—	150,913
Separate account liabilities	1,012,499	313,752	698,747	—
Total financial liabilities	$ 1,888,958	$ 313,752	$ 698,747	$ 876,459

Note 9 – Fair Value of Financial Instruments – (Continued)

		Predecessor		
		Assets and Liabilities Carried at Fair Value by Hierarchy Level at December 31, 2021		
	Total Fair Value	Level 1	Level 2	Level 3
Financial assets				
Fixed maturity, bonds available-for-sale				
U.S. treasury and government	$ 26,753	$ 26,753	$ —	$ —
U.S. states and political subdivisions	1,077,129	—	1,077,129	—
Foreign governments	5,841	—	5,841	—
Corporate debt securities	7,036,148	—	6,789,991	246,157
Residential mortgage-backed securities	31,967	—	31,967	—
Collateralized debt securities	202,410	—	202,410	—
Total bonds available-for-sale	**8,380,248**	**26,753**	**8,107,338**	**246,157**
Equity securities				
Common stock	94,895	93,315	—	1,580
Preferred stock	40,538	7,570	—	32,968
Total equity securities	**135,433**	**100,885**	**—**	**34,548**
Options	259,383	—	—	259,383
Short-term investments	1,840,732	—	1,840,732	—
Separate account assets	1,278,380	381,414	896,966	—
Separately managed accounts	99,884	—	—	99,884
Total financial assets	**$ 11,994,060**	**$ 509,052**	**$ 10,845,036**	**$ 639,972**
Financial liabilities				
Embedded derivative for equity-indexed contracts	$ 832,579	$ —	$ —	$ 832,579
Notes payable	149,248	—	—	149,248
Separate account liabilities	1,278,380	381,414	896,966	—
Total financial liabilities	**$ 2,260,207**	**$ 381,414**	**$ 896,966**	**$ 981,827**

For financial instruments measured at fair value on a recurring basis using Level 3 inputs during the period, a reconciliation of the beginning and ending balances is shown below (in thousands):

	Level 3			
	Period from May 25, 2022 through December 31, 2022			
	Assets			Liability
Successor	Investment Securities	Equity-Indexed Options	Separately Managed Accounts	Embedded Derivative
Beginning balance at May 25, 2022	$ 376,254	$ 114,883	$ 112,866	$ 745,075
Net gain (loss) for derivatives and bonds included in net investment income	1,587	(38,284)	—	—
Net change included in interest credited	—	—	—	(61,173)
Net fair value change included in other comprehensive income	(158,428)	—	(367)	—
Purchases, sales and settlements or maturities				
Purchases	2,827,947	63,858	32,654	—
Sales	(7,554)	—	(17,862)	—
Settlements or maturities	—	(19,307)	—	—
Premiums less benefits	—	—	—	41,644
Ending balance at December 31, 2022	$ 3,039,806	$ 121,150	$ 127,291	$ 725,546

Note 9 – Fair Value of Financial Instruments – (Continued)

| | Level 3 | | | |
| | Assets | | | Liability |
Predecessor	Investment Securities	Equity-Indexed Options	Separately Managed Accounts	Embedded Derivative
Balance at December 31, 2019	$ 45,307	$ 256,005	$ 50,503	$ 731,552
Net gain for derivatives included in net investment income	—	51,931	—	—
Net change included in interest credited	—	—	—	22,977
Net fair value change included in other comprehensive income	80	—	(312)	—
Purchases, sales and settlements or maturities				
Purchases	191,960	80,705	25,343	—
Sales	(70,842)	(8,063)	(11,110)	—
Settlements or maturities	—	(138,377)	—	—
Premiums less benefits	—	—	—	(49,516)
Gross transfers out of Level 3	(55,000)	—	—	—
Balance at December 31, 2020	$ 111,505	$ 242,201	$ 64,424	$ 705,013
Net gain for derivatives included in net investment income	—	127,681	—	—
Net change included in interest credited	—	—	—	107,162
Net fair value change included in other comprehensive income	3,269	—	1,444	—
Purchases, sales and settlements or maturities				
Purchases	225,063	97,712	56,712	—
Sales	(58,593)	—	(22,696)	—
Settlements or maturities	—	(208,211)	—	—
Premiums less benefits	—	—	—	20,404
Gross transfers into Level 3	1,479	—	—	—
Gross transfers out of Level 3	(2,018)	—	—	—
Balance at December 31, 2021	$ 280,705	$ 259,383	$ 99,884	$ 832,579
Net loss for derivatives included in net investment income	—	(127,587)	—	—
Net change included in interest credited	—	—	—	(96,815)
Net fair value change included in other comprehensive income	395	—	(368)	—
Purchases, sales and settlements or maturities				
Purchases	145,542	43,934	23,046	—
Sales	(50,388)	—	(9,696)	—
Settlements or maturities	—	(60,847)	—	—
Premiums less benefits	—	—	—	9,311
Ending balance at May 24, 2022	$ 376,254	$ 114,883	$ 112,866	$ 745,075

Within the net gain (loss) for derivatives included in net investment income were unrealized gains of $30.0 million and $4.4 million, relating to assets still held at December 31, 2022 and 2021, respectively.

There were no transfers between Level 1 and Level 2 fair value hierarchies during the periods presented. American National's valuation of financial instruments categorized as Level 3 in the fair value hierarchy are based on valuation techniques that use significant inputs that are unobservable or had a decline in market activity that obscured observability. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and discounted cash flow methodology based on spread/yield assumptions. Approximately $575 million of level 3 securities were priced by third party services in the successor period presented.

Note 9 – Fair Value of Financial Instruments – (Continued)

Equity-Index Options—Certain over the counter equity options are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility and forward price/dividend assumptions. Other primary inputs include interest rate assumptions (risk-free rate assumptions), and underlying equity quoted index prices for identical or similar assets in markets that exhibit less liquidity relative to those markets.

The following summarizes the fair value (in thousands), valuation techniques and unobservable inputs of the Level 3 fair value measurements:

Successor	Fair Value at December 31, 2022	Valuation Technique	Unobservable Input	Range/Weighted Average
Security type				
Investment securities				
Common stock	$ 1,131	Guideline public company method [1]	LTM Revenue Multiple	3xx
		CVM	NCY Revenue Multiple [6]	0.6x
			NCY EBITDA Multiple	5.5x
			LQA Recurring Revenue Multiple [7]	7.25
Preferred stock	5,058	Guideline public company method	LTM Revenue Multiple [4]	5.40x
		CVM	NCY Revenue Multiple	6.82x
			LTM EBITDA Multiple	5.5x
			NCY EBITDA Multiple [8]	5.5x
Bonds	311,732	Priced at cost	Coupon rate	4.00-11.13%
Separately managed accounts	127,291	Discounted cash flows (yield analysis)	Discount rate	7.60-21.10%
		CVM	NCY EBITDA	0x
		Market transaction		N/A

Predecessor	Fair Value at December 31, 2021	Valuation Technique	Unobservable Input	Range/Weighted Average
Security type				
Investment securities				
Common stock	$ 1,580	Guideline public company method [1]	Recurring Revenue Multiple [2]	8x
		Option pricing method	LTM EBITDA Multiple [3]	7.6x
		CVM	NCY EBITDA Multiple [5]	4.8x
Preferred stock	32,968	Guideline public company method [1]	LTM Revenue Multiple [4]	6.3x
		Priced at cost	LTM EBITDA Multiple [3]	4.2x
			NCY EBITDA Multiple [5]	4.8x
			Term (Years)	1.80
			Volatility	60.00 %
Bonds	246,157	Priced at cost	Coupon rate	2.63-8.00%
Separately managed accounts	99,884	Discounted cash flows (yield analysis)	Discount rate	4.80-16.40%
		CVM	NCY EBITDA Multiple [5]	4.8x
		Market transaction	N/A	N/A

[1] Guideline public company method uses price multiples from data on comparable public companies. Multiples are then adjusted to account for differences between what is being valued and comparable firms.

[2] Recurring Revenue Multiple for the most relevant period of time, measures the value of the equity or a business relative to the revenues it generates.

[3] Last Twelve Months ("LTM") EBITDA Multiple valuation metric shows earnings before interest, taxes, depreciation and amortization adjustments for the past 12 month period.

[4] LTM Revenue Multiple valuation metric shows revenue for the past 12 month period.

[5] Next Calendar Year ("NCY") EBITDA Multiple is the forecasted EBITDA expected to be achieved over the next calendar year.

[6] NCY Revenue forecast revenue over the next calendar year.

[7] Last quarter annualized recurring revenue. Total recurring revenue realized during the previous quarter multiplied by 4.

Note 9 – Fair Value of Financial Instruments – (Continued)

Investment Securities—These bonds use cost as the best estimate of fair value. They are valued at cost because the value would not change unless there is a fundamental deterioration in the portfolio. There is no observable market valuation price or third-party sources that provide market values for these securities since they are not publicly traded. The common and preferred stock are valued at market transaction, option pricing method, or guideline public company method based on the best available information.

Separately Managed Accounts—The separately managed account manager uses the mid-point of a range from a third-party to price these securities. Discounted cash flows (yield analysis) and market transactions approach are used in the valuation. They use discount rate which is considered an unobservable input.

Fair Value Information About Financial Instruments Not Recorded at Fair Value

Information about fair value estimates for financial instruments not measured at fair value is discussed below:

Fixed Maturity Securities—The fair value of bonds held-to-maturity is determined to be consistent with the disclosure under Valuation Techniques for the Financial Instrument Recorded at Fair Value section.

Mortgage Loans—The fair value of mortgage loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan. Factors used to arrive at the discount rate include inputs from spreads based on U.S. Treasury notes and the loan's credit quality, region, property-type, lien priority, payment type and current status.

Policy Loans—The carrying value of policy loans is the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, American National believes the carrying value of policy loans approximates fair value.

Separately Managed Accounts—The amounts reported in separately managed accounts consist primarily of notes and private equity. These investments are private placements and do not have a readily determinable fair value. The carrying value of the separately managed accounts is cost or market value, if available from the separately managed account manager. Market value is provided by the separately managed account manager in subsequent quarters. American National believes that cost approximates fair value at initial recognition during the quarter of investment.

Investment Contracts—The carrying value of investment contracts is equivalent to the accrued account balance. The accrued account balance consists of deposits, net of withdrawals, interest credited, fees and charges assessed and other adjustments. American National believes that the carrying value of investment contracts approximates fair value because the majority of these contracts' interest rates reset at anniversary.

Notes Payable—Notes payable are carried at outstanding principal balance. The carrying value of the notes payable approximates fair value because the underlying interest rates approximate market rates at the balance sheet date.

Federal Home Loan Bank Advance—The Federal Home Loan Bank advance was carried at outstanding principal balance. The fair value of the advance was obtained from the Federal Home Loan Bank of Dallas. The Company does not have outstanding loans from FHLB as of December 31, 2022.

Note 9 – Fair Value of Financial Instruments – (Continued)

The carrying value and estimated fair value of financial instruments not recorded at fair value on a recurring basis are shown below (in thousands):

| | | Successor | | | |
| | | December 31, 2022 | | | |
	FV Hierarchy Level	Carrying Amount		Fair Value	
Financial assets					
Mortgage loans on real estate, net of allowance	Level 3	$	5,546,175	$	5,306,834
Policy loans	Level 3		374,481		374,481
Total financial assets		$	5,920,656	$	5,681,315
Financial liabilities					
Investment contracts	Level 3	$	9,780,174	$	9,780,174
Long-term debt	Level 3		1,503,400		1,503,400
Notes payable	Level 3		150,913		150,913
Total financial liabilities		$	11,434,487	$	11,434,487

| | | Predecessor | | | |
| | | December 31, 2021 | | | |
	FV Hierarchy Level	Carrying Amount		Fair Value	
Financial assets					
Fixed maturity, bonds held-to-maturity					
U.S. treasury and government	Level 1	$	12,284	$	11,997
U.S. states and political subdivisions	Level 2		104,039		103,809
Foreign governments	Level 2		14,369		14,347
Corporate debt securities	Level 2		6,799,051		7,166,564
Residential mortgage-backed securities	Level 2		47,975		50,178
Collateralized debt securities	Level 2		111,263		111,894
Total fixed maturity, bonds held-to-maturity			7,088,981		7,458,789
Mortgage loans on real estate, net of allowance	Level 3		5,199,334		5,271,950
Policy loans	Level 3		365,208		365,208
Total financial assets		$	12,653,523	$	13,095,947
Financial liabilities					
Investment contracts	Level 3	$	10,947,958	$	10,947,958
Notes payable	Level 3		149,248		149,248
Total financial liabilities		$	11,097,206	$	11,097,206

Note 10 – Deferred Policy Acquisition Costs and Value of Business Acquired

According to PGAAP Accounting, deferred policy acquisition costs ("DAC") were written off as a result of the Merger with Brookfield Reinsurance. The beginning balance at May 25, 2022 represents the Value of Business Acquired ("VOBA") at that date. The changes in DAC are shown below (in thousands):

Successor	Life	Annuity	Health	Property & Casualty	Total
Beginning balance at May 25, 2022	$ 371,417	$ 14,867	$ 3,977	$ 181,000	$ 571,261
Additions	93,927	42,028	9,233	273,900	419,088
Amortization	(19,316)	(900)	(6,057)	(270,029)	(296,302)
Net change	74,611	41,128	3,176	3,871	122,786
Ending balance at December 31, 2022	$ 446,028	$ 55,995	$ 7,153	$ 184,871	$ 694,047

Predecessor	Life	Annuity	Health	Property & Casualty	Total
Balance at December 31, 2019	852,900	415,380	32,578	122,149	1,423,007
Additions	148,142	55,411	15,926	335,744	555,223
Amortization	(94,386)	(103,709)	(15,619)	(335,831)	(549,545)
Effect of change in unrealized gains on available-for-sale debt securities	(10,448)	(58,026)	—	—	(68,474)
Net change	43,308	(106,324)	307	(87)	(62,796)
Balance at December 31, 2020	$ 896,208	$ 309,056	$ 32,885	122,062	$ 1,360,211
Additions	161,898	99,971	14,369	366,167	642,405
Amortization	(111,764)	(77,133)	(17,906)	(355,970)	(562,773)
Effect of change in unrealized gains on available-for-sale debt securities	9,703	48,578	—	—	58,281
Net change	59,837	71,416	(3,537)	10,197	137,913
Balance at December 31, 2021	$ 956,045	$ 380,472	$ 29,348	$ 132,259	$ 1,498,124
Additions	64,974	27,268	5,398	170,724	268,364
Amortization	(51,399)	(9,301)	(6,483)	(160,225)	(227,408)
Effect of change in unrealized gains on available-for-sale debt securities	10,753	188,274	—	—	199,027
Net change	24,328	206,241	(1,085)	10,499	239,983
Ending balance at May 24, 2022	$ 980,373	$ 586,713	$ 28,263	$ 142,758	$ 1,738,107

Commissions comprise the majority of additions to deferred policy acquisition costs.

The acquisition resulted in a VOBA intangible asset of $571.3 million and an intangible liability of $671.0 million. The accumulated VOBA amortization expense is approximately $111.2 million.

The following table provides the projected VOBA amortization expenses for a five-year period and thereafter (in thousands):

Years	Asset	Liability
2023	$ 57,108	$ (22,365)
2024	19,118	(22,365)
2025	17,714	(22,365)
2026	16,748	(22,365)
2027	15,955	(22,365)
Thereafter	320,341	(546,090)
Total amortization expense (credit)	$ 446,984	$ (657,915)

Note 11 – Liability for Unpaid Claims and Claim Adjustment Expenses

The liability for unpaid claims and claim adjustment expenses ("claims") for health and property and casualty insurance is included in "Policy and contract claims" in the consolidated statements of financial position and is the amount estimated for incurred but not reported ("IBNR") claims and claims that have been reported but not settled. The liability for unpaid claims is estimated based upon American National's historical experience and actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, less anticipated salvage and subrogation. The effects of the changes are included in the consolidated results of operations in the period in which the changes occur. The time value of money is not taken into account for the purposes of calculating the liability for unpaid claims. There have been no significant changes in methodologies or assumptions used to calculate the liability for unpaid claims and claim adjustment expenses.

Information regarding the liability for unpaid claims is shown below (in thousands):

	Successor	Predecessor		
	Period from May 25, 2022 through December 31, 2022	Period from January 1, 2022 through May 24, 2022	December 31, 2021	December 31, 2020
Unpaid claims balance, beginning	$ 1,496,156	$ 1,455,080	$ 1,354,213	$ 1,322,837
Less: Reinsurance recoverables	281,156	288,358	243,084	246,447
Net beginning balance	1,215,000	1,166,722	1,111,129	1,076,390
Incurred related to				
Current	830,701	562,144	1,277,798	1,177,634
Prior years	(31,184)	(21,106)	(93,357)	(61,659)
Total incurred claims	799,517	541,038	1,184,441	1,115,975
Paid claims related to				
Current	554,598	225,241	735,968	681,960
Prior years	196,703	267,519	392,881	399,276
Less: Total paid claims	751,301	492,760	1,128,849	1,081,236
Net balance	1,263,216	1,215,000	1,166,721	1,111,129
Plus: Reinsurance recoverables	305,327	281,156	288,358	243,084
Unpaid claims balance, ending	$ 1,568,543	$ 1,496,156	$ 1,455,079	$ 1,354,213

The net and gross reserve calculations have shown favorable development as a result of favorable loss emergence compared to what was implied by the loss development patterns used in the original estimation of losses in prior years. The favorable development in 2022 during the "Predecessor" period was a reflection of lower-than-anticipated settlement of losses emerging from commercial automotive, agribusiness, commercial business owner and guaranteed asset protection waiver lines of business, and for the "Successor" period a reflection of lower-than-anticipated settlement of losses emerging from Managing General Underwriting, credit health, worksite health, personal Auto, commercial auto and agribusiness lines of business . The favorable development in 2021 was a reflection of lower-than-anticipated settlement of losses arising from commercial automobile, agribusiness, private passenger automobile, guaranteed asset protection waiver, and collateral protection insurance lines of business.

For short-duration health insurance claims, the total of IBNR plus expected development on reported claims included in the liability for unpaid claims and claim adjustment expenses at December 31, 2022 and December 31, 2021 was $16.0 million and $18.9 million, respectively.

Note 11 – Liability for Unpaid Claims and Claim Adjustment Expenses - (Continued)

The reconciliation of the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses in the consolidated statement of financial position is as follows (in thousands):

		December 31, 2022		December 31, 2021
Net outstanding liabilities				
Auto Liability	$	460,351	$	458,517
Non-Auto Liability		328,797		303,662
Commercial Multi-Peril		191,571		150,783
Homeowners		94,665		84,625
Short Tail Property		49,170		38,998
Credit Property and Casualty		18,906		16,004
Credit Life		959		1,435
Health		20,321		23,329
Credit Health		4,056		4,557
Other		891		897
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance		**1,169,687**		**1,082,807**
Reinsurance recoverable on unpaid claims				
Auto Liability		12,604		11,554
Non-Auto Liability		59,563		40,650
Commercial Multi-Peril		33,677		8,419
Homeowners		9,456		13,746
Short Tail Property		7,963		12,818
Credit Property & Casualty		13,944		11,782
Credit Life		725		673
Health		201,023		193,065
Credit Health		1,473		1,657
Other		6,545		7,020
Total reinsurance recoverable on unpaid claims		**346,973**		**301,384**
Insurance lines other than short-duration		198,548		244,418
Unallocated claims adjustment expenses		71,067		63,686
		269,615		**308,104**
Total gross liability for unpaid claims and claim adjustment expense	$	**1,786,275**	$	**1,692,295**

Note 11 – Liability for Unpaid Claims and Claim Adjustment Expenses - (Continued)

Property and Casualty Reserving Methodology—The following methods are utilized:

- **Initial Expected Loss Ratio**—This method calculates an estimate of ultimate losses by applying an estimated loss ratio to actual earned premium for each calendar/accident year. This method is appropriate for classes of business where the actual paid or reported loss experience is not yet mature enough to influence initial expectations of the ultimate loss ratios.

- **Pegged Frequency and Severity**—This method uses actual claims count data and emergence patterns of older accident periods to project the ultimate number of reported claims for a given accident year. A similar process projects the ultimate average severity per claim so that the product of the two projections results in a projection of ultimate loss for a given accident year.

- **Bornhuetter-Ferguson**—This method uses, as a starting point, either an assumed Initial Expected Loss Ratio Method or Pegged Frequency and Severity method and blends in the loss ratio or frequency and severity implied by the claims experience to date by using loss development patterns based on our historical experience. This method is generally appropriate where there are few reported claims and an unstable pattern of reported losses.

- **Loss or Expense Development (Chain Ladder)**—This method uses actual loss or defense and cost containment expense data and the historical development profiles on older accident periods to project more recent, less developed periods to their ultimate total. This method is appropriate when there is a relatively stable pattern of loss and expense emergence and a relatively large number of reported claims.

- **Ratio of Paid Defense and Cost Containment Expense to Paid Loss Development**—This method uses the ratio of paid defense and cost containment expense to paid loss data and the historical development profiles on older accident periods to project more recent, less developed periods to their ultimate total. In this method, an ultimate ratio of paid defense and cost containment expense to paid loss is selected for each accident period. The selected paid defense and cost containment expense to paid loss ratio is then applied to the selected ultimate loss for each accident period to estimate the ultimate defense and cost containment expense. Paid defense and cost containment expense is then subtracted from the ultimate defense and cost containment expense to calculate the unpaid defense and cost containment expense for that accident period.

- **Calendar Year Paid Adjusting and Other Expense to Paid Loss**—This method uses a selected prior calendar years' paid expense to paid loss ratio to project ultimate loss adjustment expenses for adjusting and other expense. A percentage of the selected ratio is applied to the case reserves (depending on the line of insurance) and 100% to the indicated IBNR reserves. These ratios assume that a percentage of the expense is incurred when a claim is opened and the remaining percentage is paid throughout the claim's life.

For most credit property and casualty products, IBNR liability is calculated as a percentage of pro rata unearned premium, with the specific percentage for a given product line informed by a traditional completion factor claim reserve analysis.

The expected development on reported claims is the sum of a pay-to-current reserve and a future reserve. The pay-to-current reserve is calculated for each open claim having a monthly indemnity and contains the amount required to pay the open claim from the last payment date to the current valuation date. The future reserve is calculated by assigning to each open claim a fixed reserve amount based on the historical average severity. For debt cancellation products and involuntary unemployment insurance, this reserve is calculated using published valuation tables.

Cumulative claim frequency information is calculated on a per claim basis. Claims that do not result in a liability are not considered in the determination of unpaid liabilities.

For any given line of business, none of these methods are relied on exclusively. With minor exceptions, multiple methods may be used for a line of business as a check for reasonableness of our reselected reserve value.

The following contains information about incurred and paid claims development as of December 31, 2022, net of reinsurance, as well as cumulative claim frequency and the total of IBNR liabilities plus expected development on reported claims included within the net incurred claims amounts. The information about incurred and paid claims development for the years ended December 31, 2013 to 2021 is presented as supplementary information.

Note 11 – Liability for Unpaid Claims and Claim Adjustment Expenses - (Continued)

Auto Liability—Consists of personal and commercial auto. Claims and claim adjustment expenses are shown below (in thousands):

| | Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | | | | | | | | | | December 31, 2022 | |
| | Years ended December 31, | | | | | | | | | | IBNR Plus Expected Development | Cumulative Number of Reported Claims |
Accident Year	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022		
2013	$ 242,364	$ 236,432	$ 233,068	$ 231,301	$ 228,285	$ 226,608	$ 227,234	$ 227,102	$ 226,943	$ 226,692	$ 59	38,822
2014		232,146	223,386	217,819	215,419	214,870	214,557	214,326	214,253	214,373	93	36,040
2015			237,578	240,697	239,421	245,775	244,798	244,621	243,304	243,214	219	36,125
2016				259,177	256,080	261,400	259,128	257,633	256,294	256,759	353	37,150
2017					269,803	280,012	275,850	273,551	270,464	268,775	1,452	38,620
2018						314,467	299,512	288,806	282,805	277,906	5,355	37,869
2019							330,988	313,636	305,312	295,834	10,911	36,372
2020								277,597	254,808	241,381	20,848	26,377
2021									299,746	294,676	42,171	29,016
2022										309,321	94,895	23,855
									Total	$2,628,931		

| | Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | | | | | | | | | |
| | Years ended December 31, | | | | | | | | | |
Accident Year	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022
2013	$ 79,358	143,709	181,535	204,480	215,280	219,303	223,739	$ 224,675	$ 226,211	$ 226,385
2014		72,838	134,376	166,947	187,375	204,057	209,401	210,994	212,522	212,940
2015			78,861	149,366	186,281	211,908	231,530	237,792	239,986	240,829
2016				86,492	153,911	198,326	225,869	237,592	247,640	251,920
2017					88,357	175,175	218,435	241,823	255,530	261,535
2018						95,777	185,317	227,312	248,183	262,077
2019							98,545	193,389	231,892	258,959
2020								78,699	151,722	184,874
2021									85,916	179,363
2022										93,500
									Total	$ 2,172,382
								All outstanding liabilities before 2013, net of reinsurance*		3,802
							Liabilities for claims and claim adjustment expenses, net of reinsurance		$	460,351

*   *Unaudited supplementary information.*

Note 11 – Liability for Unpaid Claims and Claim Adjustment Expenses - (Continued)

Non-Auto Liability—Consists of workers' compensation and other liability occurrence. Claims and claim adjustment expenses are shown below (in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										December 31, 2022	
	Years ended December 31,										IBNR Plus Expected Development	Cumulative Number of Reported Claims
Accident Year	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022		
2013	$ 74,183	$ 75,815	$ 70,772	$ 67,841	$ 65,096	$ 64,564	$ 63,284	$ 62,926	$ 62,159	$ 61,072	$ 1,608	4,565
2014		83,084	75,550	72,624	67,339	67,865	67,267	67,268	66,250	66,212	2,998	6,134
2015			83,897	78,968	76,724	67,548	64,189	63,326	63,523	62,929	3,006	5,568
2016				86,935	83,179	73,764	73,195	68,178	67,347	68,142	4,092	4,537
2017					102,616	88,902	81,240	77,322	76,540	74,173	4,596	8,199
2018						88,986	85,910	79,493	75,207	74,115	13,005	13,756
2019							96,064	95,340	92,544	89,475	19,473	11,974
2020								90,197	83,339	80,839	25,047	10,220
2021									102,869	100,813	43,154	9,725
2022										109,460	62,924	7,453
									Total	$787,230		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance									
	Years ended December 31,									
Accident Year	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022
2013	$ 12,794	$ 22,743	$ 32,474	$ 42,504	$ 47,987	$ 51,672	$ 54,323	$ 55,426	$ 56,916	$ 57,227
2014		11,201	26,587	36,220	45,206	51,853	55,307	57,497	58,559	59,886
2015			11,979	23,488	37,059	46,285	51,303	53,478	55,434	56,890
2016				12,733	24,633	35,502	45,820	50,596	55,205	57,958
2017					14,865	37,139	48,654	53,996	59,582	63,025
2018						13,156	26,115	37,574	45,316	49,940
2019							12,204	30,199	40,729	49,979
2020								9,596	23,838	36,066
2021									12,389	32,658
2022										14,029
									Total	$ 477,658
						All outstanding liabilities before 2013, net of reinsurance*				19,225
						Liabilities for claims and claim adjustment expenses, net of reinsurance				$ 328,797

*   *Unaudited supplementary information.*

Note 11 – Liability for Unpaid Claims and Claim Adjustment Expenses - (Continued)

Commercial Multi-Peril—Consists of business owners insurance and mortgage fire business. Claims and claim adjustment expenses are shown below (in thousands):

| | Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | | | | | | | | | | December 31, 2022 | |
| | Years ended December 31, | | | | | | | | | | IBNR Plus Expected Development | Cumulative Number of Reported Claims |
Accident Year	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022		
2013	$ 33,979	$ 27,592	$ 27,867	$ 26,970	$ 25,948	$ 26,028	$ 24,790	$ 24,681	$ 24,733	$ 24,665	$ 210	2,231
2014		36,852	31,220	34,911	33,962	36,132	34,279	34,004	33,836	33,730	255	2,314
2015			33,997	31,488	29,023	32,282	31,285	33,059	34,282	33,889	693	2,248
2016				38,115	33,475	33,080	31,615	33,628	32,705	32,867	914	4,807
2017					42,411	37,079	40,611	43,367	47,660	49,825	2,340	6,830
2018						50,784	50,182	51,519	51,035	51,124	2,570	5,706
2019							56,062	59,789	58,262	57,780	6,075	3,657
2020								68,226	63,281	64,265	11,247	4,150
2021									95,708	92,644	21,168	5,629
2022										128,960	51,683	4,800
									Total	**$ 569,749**		

| | Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | | | | | | | | | |
| | Years ended December 31, | | | | | | | | | |
Accident Year	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022
2013	$ 9,374	$ 12,723	$ 15,426	$ 18,406	$ 20,816	$ 21,718	$ 23,210	$ 23,348	$ 23,513	$ 23,732
2014		12,001	16,484	20,199	24,602	27,339	31,448	32,702	32,934	33,102
2015			9,820	12,956	16,402	21,680	25,188	27,201	28,566	29,692
2016				11,327	17,193	19,085	22,339	25,686	26,690	27,629
2017					12,458	20,828	23,294	26,202	28,420	34,892
2018						18,027	30,078	32,490	35,781	41,169
2019							22,098	32,295	37,408	41,045
2020								25,492	38,415	42,677
2021									41,452	60,141
2022										45,624
									Total	**$ 379,703**
								All outstanding liabilities before 2013, net of reinsurance*		1,525
							Liabilities for claims and claim adjustment expenses, net of reinsurance			**$ 191,571**

* *Unaudited supplementary information.*

Note 11 – Liability for Unpaid Claims and Claim Adjustment Expenses - (Continued)

Homeowners—Consists of homeowners and renters business. Claims and claim adjustment expenses are shown below (in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										December 31, 2022	
	Years ended December 31,										IBNR Plus Expected Development	Cumulative Number of Reported Claims
Accident Year	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022		
2013	$ 152,208	$ 149,080	$ 149,242	$ 148,231	$ 147,927	$ 147,444	$ 147,359	$ 147,234	$ 147,246	$ 147,244	$ —	20,041
2014		132,651	131,634	130,287	131,546	130,895	130,747	130,799	130,713	130,705	—	18,183
2015			125,430	124,199	123,619	123,824	123,731	123,357	123,312	123,293	—	17,759
2016				147,264	145,373	144,376	145,019	144,828	144,766	144,717	19	21,562
2017					164,284	172,274	172,491	169,524	169,430	169,370	24	23,601
2018						174,495	179,561	176,317	176,681	177,437	98	22,599
2019							177,854	176,005	173,763	174,563	99	20,323
2020								227,298	228,441	228,215	297	25,040
2021									240,732	248,886	5,043	22,045
2022										247,088	33,404	20,809
									Total	$1,791,518		

	Cumulative Paid Claims and Allocated Claims Adjustment Expenses, Net of Reinsurance									
	Years ended December 31,									
Accident Year	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022
2013	$ 115,605	$ 140,309	$ 145,152	$ 146,650	$ 146,920	$ 147,145	$ 147,233	$ 147,232	$ 147,245	$ 147,244
2014		96,300	122,601	126,245	129,467	130,059	130,305	130,542	130,577	130,588
2015			86,617	114,696	119,331	122,585	122,955	123,065	123,161	123,288
2016				105,415	136,796	140,972	144,000	144,596	144,635	144,696
2017					116,075	159,107	166,009	167,638	168,241	168,661
2018						121,631	165,203	170,850	174,077	176,476
2019							122,530	163,400	170,229	173,047
2020								166,352	217,224	223,741
2021									175,265	234,852
2022										174,402
									Total	$ 1,696,995
								All outstanding liabilities before 2013, net of reinsurance*		142
								Liabilities for claims and claim adjustment expenses, net of reinsurance	$	94,665

*   *Unaudited supplementary information.*

Note 11 – Liability for Unpaid Claims and Claim Adjustment Expenses - (Continued)

Short Tail Property—Consists of auto physical damage, fire, rental owners, standard fire policy, country estates, inland marine and watercraft. This line of business has substantially all claims settled and paid in less than two years. Claims and claim adjustment expenses are shown below (in thousands):

| | Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | | As of December 31, 2022 | |
| | Years ended December 31, | | IBNR Plus Expected Development | Cumulative Number of Reported Claims |
Accident Year	2021*	2022		
2021	$ 269,065	$ 266,457	$ (463)	56,383
2022		343,392	(2,305)	52,325
Total		$ 609,849		

| | | | Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | |
| | | | Years ended December 31, | |
Accident Year			2021*	2022
2021			$ 235,425	$ 265,625
2022				297,877
Total				$ 563,502
All outstanding liabilities before 2021, net of reinsurance*				2,823
Liabilities for claims and claim adjustment expenses, net of reinsurance				**$ 49,170**

* *Unaudited supplementary information.*

Credit Property and Casualty—Consists of credit property insurance, vendor's or lender's single interest insurance, GAP insurance, GAP waiver, debt cancellation products, involuntary unemployment insurance and collateral protection insurance. This line of business has substantially all claims settled and paid in less than two years. Claims and claim adjustment expenses are shown below (in thousands):

| | Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | | As of December 31, 2022 | |
| | Years ended December 31, | | IBNR Plus Expected Development | Cumulative Number of Reported Claims |
Accident Year	2021*	2022		
2021	$ 51,002	$ 43,323	$ 4	17,203
2022		58,468	14,446	11,088
Total		$ 101,791		

| | | | Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | |
| | | | Years ended December 31, | |
Accident Year			2021*	2022
2021			$ 34,998	$ 43,121
2022				39,807
Total				$ 82,928
All outstanding liabilities before 2021, net of reinsurance*				43
Liabilities for claims and claim adjustment expenses, net of reinsurance				**$ 18,906**

* *Unaudited supplementary information.*

Note 11 – Liability for Unpaid Claims and Claim Adjustment Expenses - (Continued)

Credit Life—For credit life products, IBNR is calculated as a percentage of life insurance in-force. This line of business has substantially all claims settled and paid in less than two years. Claims and claim adjustment expenses are shown below (in thousands):

Accident Year	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance		As of December 31, 2022	
	Years ended December 31,		IBNR Plus Expected Development	Cumulative Number of Reported Claims
	2021*	2022		
2021	$ 10,291	$ 10,980	$ 31	73
2022		7,634	870	40
	Total $	18,614		

Accident Year			Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance	
			Years ended December 31,	
			2021*	2022
2021			$ 8,894	$ 10,946
2022				6,709
			Total $	17,655
		All outstanding liabilities before 2021, net of reinsurance*		—
		Liabilities for claims and claim adjustment expenses, net of reinsurance $		**959**

* *Unaudited supplementary information.*

Health Reserving Methodology—The following methods are utilized:

- **Completion Factor Approach**—This method assumes that the historical claim patterns will be an accurate representation of unpaid claim liabilities. An estimate of the unpaid claims is calculated by subtracting period-to-date paid claims from an estimate of the ultimate "complete" payment for all incurred claims in the period. Completion factors are calculated which "complete" the current period-to-date payment totals for each incurred month to estimate the ultimate expected payout.

- **Tabular Claims Reserves**—This method is used to calculate the reserves for long-term care and disability income blocks of business. These reserves rely on published valuation continuance tables created using industry experience regarding assumptions of continued morbidity and subsequent recovery. Reserves are calculated by applying these continuance tables, along with appropriate company experience adjustments, to the stream of contractual benefit payments. These expected benefit payments are discounted at the required interest rate.

- **Future Policy Benefits**—Reserves are equal to the aggregate of the present value of expected future benefit payments, less the present value of expected future premiums. Morbidity and termination assumptions are based on our experience or published valuation tables when available and appropriate.

- **Premium Deficiency Reserves**—Deficiency reserves are established when the expected future claim payments and expenses for a classification of policies are in excess of the expected premiums for these policies. The determination of a deficiency reserve takes into consideration the likelihood of premium rate increases, the timing of these increases, future net investment income, and the expected benefit utilization patterns. We have established premium deficiency reserves for portions of the major medical business and the long-term care business that are in run-off. The assumptions and methods used to determine the deficiency reserves are reviewed periodically for reasonableness, and the reserve amount is monitored against emerging losses.

There is no expected development on reported claims in the health blocks. Claim frequency is determined by totaling the number of unique claim numbers during the period as each unique claim number represents a claim event for an individual claimant.

Note 11 – Liability for Unpaid Claims and Claim Adjustment Expenses - (Continued)

Health—Consists of stop-loss and other supplemental health products. This line of business has substantially all claims settled and paid in less than five years. Claims and claim adjustment expenses are shown below (in thousands):

| | Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | | | | | As of December 31, 2022 | |
| | Years ended December 31, | | | | | IBNR Plus Expected Development | Cumulative Number of Reported Claims |
Accident Year	2018*	2019*	2020*	2021*	2022		
2018	$ 64,686	$ 63,730	$ 57,676	$ 57,682	$ 57,709	$ —	31,771
2019		48,175	52,508	47,294	47,439	—	32,271
2020			38,461	37,871	32,779	1	26,148
2021				43,153	37,142	2,963	24,466
2022					29,932	11,783	27,559
				Total	$ 205,001		

| | Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | | | | |
| | Years ended December 31, | | | | |
Accident Year	2018*	2019*	2020*	2021*	2022
2018	$ 34,894	$ 57,759	$ 57,616	$ 57,617	$ 57,617
2019		33,353	47,270	47,245	47,373
2020			23,398	34,118	32,740
2021				27,889	34,282
2022					17,480
				Total $	189,492
		All outstanding liabilities before 2018, net of reinsurance*			4,812
		Liabilities for claims and claim adjustment expenses, net of reinsurance $			20,321

* *Unaudited supplementary information.*

Credit Health Reserving Methodology—The following methods are utilized:

Tabular Claims Reserves—These reserves rely on published valuation continuance tables. The insured's age at disablement, the duration of the claim and the remaining term of the policy are used to provide a factor which is applied to the remaining exposure to calculate the present value of future benefits for insureds on claim.

The claim liability consists of IBNR and Due/Unpaid. The IBNR utilizes an inventory type method based on historical patterns of claim payments incurred but not reported within the last six months of the valuation date.

The Due/Unpaid reserves are the amount needed to pay an open claim from the last date of payment to the reserve valuation date.

Note 11 – Liability for Unpaid Claims and Claim Adjustment Expenses - (Continued)

Credit Health—The claim liability consists of credit disability. This line of business has substantially all claims settled and paid in less than five years. Claims and claim adjustment expenses are shown below (in thousands):

| | Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | | | | | As of December 31, 2022 | |
| | Years ended December 31, | | | | | IBNR Plus Expected Development | Cumulative Number of Reported Claims |
Accident Year	2018*	2019*	2020*	2021*	2022		
2018	$ 4,631	$ 4,163	$ 4,155	$ 4,303	$ 4,275	$ 58	3,608
2019		3,902	3,705	3,631	3,628	61	3,008
2020			3,736	3,741	3,804	211	2,581
2021				3,415	3,401	337	1,794
2022					2,756	546	1,120
				Total	$ 17,864		

| | Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | | | | |
| | Years ended December 31, | | | | |
Accident Year	2018*	2019*	2020*	2021*	2022
2018	$ 1,473	$ 2,930	$ 3,598	$ 3,918	$ 4,080
2019		1,208	2,618	3,138	3,424
2020			1,179	2,613	3,100
2021				1,098	2,274
2022					930
				Total	$ 13,808
			All outstanding liabilities before 2018, net of reinsurance*		—
			Liabilities for claims and claim adjustment expenses, net of reinsurance	$	4,056

* *Unaudited supplementary information.*

The following table is supplementary information. A 10-year average annual percentage payout of incurred claims is shown below:

| | Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance | | | | | | | | | |
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Auto Liability	32.8 %	30.1 %	15.3 %	9.4 %	5.9 %	2.6 %	1.3 %	0.5 %	0.4 %	1.7 %
Non-Auto Liability	16.4 %	20.1 %	15.7 %	12.5 %	8.0 %	5.2 %	3.7 %	1.9 %	2.3 %	14.2 %
Commercial Multi-Peril	35.5 %	16.9 %	7.9 %	9.8 %	8.9 %	7.6 %	4.2 %	1.5 %	0.7 %	7.0 %
Homeowner	71.6 %	22.3 %	3.3 %	1.8 %	0.5 %	0.2 %	0.2 %	— %	— %	0.1 %
Short Tail Property	87.5 %	12.5 %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Credit P&C	74.4 %	25.6 %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Credit Life	40.7 %	59.3 %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Note 12 – Federal Income Taxes

A reconciliation of the effective tax rate to the statutory federal tax rate is shown below (in thousands, except percentages):

| | Successor | | Predecessor | | | | | |
| | Period from May 25, 2022 through December 31, 2022 | | Period from January 1, 2022 through May 24, 2022 | | December 31, 2021 | | December 31, 2020 | |
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Total expected income tax expense at the statutory rate	$ 87,157	21.0 %	$ 43,308	21.0 %	$ 186,647	21.0 %	$ 122,174	21.0 %
Tax-exempt investment income	(2,082)	(0.5)	(1,811)	(0.9)	(3,929)	(0.4)	(4,262)	(0.7)
Dividend exclusion	(518)	(0.1)	(224)	(0.1)	(3,459)	(0.4)	(3,097)	(0.5)
Tax credits, net	(12,959)	(3.1)	(2,213)	(1.1)	(4,988)	(0.6)	(7,484)	(1.3)
Low income housing tax credit expense	2,063	0.5	1,344	0.7	4,736	0.5	4,923	0.8
Deferred intercompany gains	—	—	—	—	(138)	—	(625)	(0.1)
Deferred tax change	—	—	(2,148)	(1.0)	(8,260)	(0.9)	2,816	0.5
Other items, net	1254	0.3	296	0.1	(1,052)	(0.1)	2,407	0.4
Total	**$ 74,915**	**18.1 %**	**$ 38,552**	**18.7 %**	**$ 169,557**	**19.1 %**	**$ 116,852**	**20.1 %**

American National made income tax payments of $431.4 million,$88.3 million, and $62.5 million during 2022, 2021, and 2020, respectively. As of December 31, 2022, American National had no material net operating loss or tax credit carryforwards.

American National's federal income tax returns for tax years 2018 to 2021 are subject to examination by the Internal Revenue Service. In 2021, we filed amended returns for tax years 2017 and 2018 resulting in a tax refund. In April 2022, the IRS requested, and we accepted, a request to extend the statute of limitations on the 2018 tax year to October 2023 in order to allow more time to review our refund claim. In the opinion of management, all prior year deficiencies have been paid or adequate provisions have been made for any tax deficiencies that may be upheld.

As of December 31, 2022, American National had no provision for uncertain tax positions and no provision for penalties or interest. In addition, management does not believe there are any uncertain tax benefits that could be recognized within the next twelve months that would impact American National's effective tax rate.

Note 12 – Federal Income Taxes - (Continued)

The tax effects of temporary differences that gave rise to the deferred tax assets and liabilities are shown below (in thousands):

	Successor	Predecessor
	December 31, 2022	**December 31, 2021**
DEFERRED TAX ASSETS		
Bonds	$ 399,999	$ —
Equity Securities	196	—
Mortgage loans on real estate	41,420	27,784
Future policy benefits, policyholders' account balances and claims	106,650	43,538
Unearned premium reserve	27,531	25,142
Participating policyholders' liability	55,273	67,367
Deferred compensation	8,181	9,853
Tax carryforwards	2,255	1,748
Gross deferred tax assets before valuation allowance	**641,505**	**175,432**
Valuation allowance	(2,800)	(2,552)
Gross deferred tax assets after valuation allowance	**638,705**	**172,880**
DEFERRED TAX LIABILITIES		
Bonds	—	69,089
Equity securities	—	8,386
Real estate, real estate partnerships and investment funds	22,333	16,319
Other invested assets	17	30,452
Deferred acquisition costs	42,187	218,252
Property and equipment	8,717	6,272
Pension and liability for retirement benefits	21,065	20,640
Reinsurance transactions	17,482	—
Other liabilities	18,094	5,554
Gross deferred tax liabilities	**129,895**	**374,964**
Total net deferred tax asset (liability)	**$ 508,810**	**$ (202,084)**

As of December 31, 2022, American National reported a deferred tax asset of $508.8 million compared to a deferred tax liability at December 31, 2021 of $202.1 million. In 2022, deferred tax assets increased by $382.0 million as a result of Purchase GAAP Accounting adjustments not recognized for tax. In addition, deferred tax assets also increased primarily due to unrealized losses on investments not recognized for tax.

GAAP requires us to evaluate the recoverability of our deferred tax assets and establish a valuation allowance, if necessary, to reduce our deferred tax assets to an amount that is more-likely-than-not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. There were no material changes to our valuation allowance recorded during the years ended December 31, 2022 and 2021. Although realization is not assured, management believes it is more-likely-than-not that our remaining deferred tax assets will be realized and that as of December 31, 2022, no additional valuation allowance is required.

On August 16, 2022, the Inflation Reduction Act (the "Act") was signed into law. The Act included several tax provisions including a corporate alternative minimum tax ("CAMT") effective in 2023. The Company is still assessing the impact, if any, of the CAMT but does not expect a material impact to the consolidated financial statements.

Note 13 – Accumulated Other Comprehensive Income (Loss)

According to PGAAP Accounting, the historic balance of accumulated other comprehensive income (loss) ("AOCI") was eliminated as a result of the Merger with Brookfield Reinsurance. The components of and changes in AOCI are shown below (in thousands):

Successor	Net Unrealized Gains (Losses) on Securities	Defined Benefit Pension Plan Adjustments	Foreign Currency Adjustments	Accumulated Other Comprehensive Income (Loss)
Beginning balance at May 25, 2022	$ —	$ —	$ —	$ —
Amounts reclassified from AOCI	18,422	1,161	—	19,583
Unrealized losses arising during the period	(746,788)	—	—	(746,788)
Unrealized losses on investments attributable to participating policyholders' interest	6,831	—	—	6,831
Foreign currency adjustment	—	—	(1,237)	(1,237)
Ending balance at December 31, 2022	$ (721,535)	$ 1,161	$ (1,237)	$ (721,611)

Predecessor	Net Unrealized Gains (Losses) on Securities	Defined Benefit Pension Plan Adjustments	Foreign Currency Adjustments	Accumulated Other Comprehensive Income (Loss)
Beginning balance at December 31, 2019	$ 157,851	$ (55,232)	$ (3,101)	$ 99,518
Amounts reclassified from AOCI	(7,870)	3,831	—	(4,039)
Unrealized holding gains arising during the period	198,657			198,657
Unrealized adjustment to DAC	(54,094)	—	—	(54,094)
Unrealized gains on investments attributable to participating policyholders' interest	(2,378)	—	—	(2,378)
Actuarial loss arising during the period	—	(15,729)	—	(15,729)
Foreign currency adjustment	—	—	235	235
Balance at December 31, 2020	$ 292,166	$ (67,130)	$ (2,866)	$ 222,170
Amounts reclassified from AOCI	(32,382)	7,584	—	(24,798)
Unrealized holding losses arising during the period	(163,051)	—	—	(163,051)
Unrealized adjustment to DAC	46,042	—	—	46,042
Unrealized losses on investments attributable to participating policyholders' interest	6,537	—	—	6,537
Actuarial gain arising during the period	—	60,092	—	60,092
Foreign currency adjustment	—	—	62	62
Balance at December 31, 2021	$ 149,312	$ 546	$ (2,804)	$ 147,054
Amounts reclassified from AOCI	(6,587)	4,800	—	(1,787)
Unrealized losses arising during the period	(782,002)	—	—	(782,002)
Unrealized adjustment to DAC	157,231	—	—	157,231
Unrealized losses on investments attributable to participating policyholders' interest	10,648	—	—	10,648
Foreign currency adjustment	—	—	312	312
Balance at May 24, 2022	$ (471,398)	$ 5,346	$ (2,492)	$ (468,544)

Unrealized losses increased during the period ended December 31, 2022 compared to December 31, 2021, as a result of an increase in benchmark ten-year interest rates, which were 3.9% and 1.5%, respectively, and widening credit spreads on corporate bonds. The Company does not currently intend to sell nor does it expect to be required to sell any of the securities in an unrealized loss position.

Note 14 – Equity and Noncontrolling Interests

On July 1, 2020, American National Insurance Company, a Texas insurance company ("ANICO"), completed its previously announced holding company reorganization. As a result of such reorganization, ANICO became a wholly owned subsidiary of American National Group, LLC ("ANAT"). The reorganization provided for the automatic conversion of each share of ANICO common stock, par value of $1.00 per share, issued and outstanding immediately prior to the effective time of the reorganization, into one duly issued, fully paid and nonassignable share of the common stock, par value $0.01 per share, of ANAT. Upon the effective date of the holding company reorganization, ANAT retired 3,945,249 shares of common stock that were held in treasury at ANICO prior to the reorganization.

Stock-based Compensation

American National made grants of Restricted Stock ("RS") Awards, and Restricted Stock Units ("RSU"), pursuant to a stock-based compensation plan. The term for granting additional awards under such plan expired in 2019. Pursuant to the plan, grants were made to certain officers meeting established performance objectives, and grants were made to directors as compensation and to align their interests with those of other shareholders. American national did not have any activity since 2020.

Statutory Capital and Surplus

Risk Based Capital ("RBC") is a measure defined by the National Association of Insurance Commissioners ("NAIC") and is used by insurance regulators to evaluate the capital adequacy of American National's insurance subsidiaries. RBC is calculated using formulas applied to certain financial balances and activities that consider, among other things, investment risks related to the type and quality of investments, insurance risks associated with products and liabilities, interest rate risks and general business risks. Insurance companies that do not maintain capital and surplus at a level at least 100% of the company action level RBC are required to take certain actions. At December 31, 2022 and 2021, the statutory capital and surplus of American National Insurance Company ("ANICO") was $3.5 billion and $4.0 billion, respectively, which resulted in an RBC level of 419% and 401% of the company action level. All of our other insurance subsidiaries had statutory capital and surplus at December 31, 2022 and December 31, 2021, above 200% of the company action level.

American National's insurance subsidiaries prepare financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of each subsidiary's state of domicile, which include certain components of the National Association of Insurance Commissioners' Codification of Statutory Accounting Principles ("NAIC Codification"). NAIC Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting practices continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the statutory capital and surplus of our insurance subsidiaries.

Statutory accounting differs from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, and valuing securities on a different basis. In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus.

One of American National's insurance subsidiaries has been granted a permitted practice from the Missouri Department of Insurance to record as the valuation of its investment in a wholly-owned subsidiary that is the attorney-in-fact for a Texas domiciled insurer, the statutory capital and surplus of the Texas domiciled insurer. This permitted practice increases the statutory capital and surplus of both ANICO and American National Lloyds Insurance Company by $79.3 million and $68.1 million at December 31, 2022 and 2021, respectively. The statutory capital and surplus of both ANICO and American National Lloyds Insurance Company would have remained above the authorized control level RBC had it not used the permitted practice.

The statutory capital and surplus and net income (loss) of our life and property and casualty insurance entities in accordance with statutory accounting practices are shown below (in thousands):

	December 31, 2022	December 31, 2021
Statutory capital and surplus		
Life insurance entities	$ 4,207,301	$ 2,425,759
Property and casualty insurance entities	1,768,116	1,570,501

Note 14 – Equity and Noncontrolling Interests – (Continued)

		Years ended December 31,				
		2022		**2021**		**2020**
Statutory net income						
Life insurance entities	$	353,796	$	956,053	$	(25,178)
Property and casualty insurance entities		50,055		383,962		127,207

Note 14 – Equity and Noncontrolling Interests – (Continued)

Dividends

During the predecessor period ending May 25, 2022, ANICO paid a quarterly dividend of $0.82 per share to stockholder's of ANICO in the amount of $23.0 million.

ANICO paid cash dividends of $662.0 million to its parent, American National Group, LLC during the seven months ended December 31, 2022.

The amount of dividends paid by our insurance company subsidiaries is restricted by insurance law. These restrictions are based, in part, on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior regulatory approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the insurance commissioner of the relevant state of domicile. For example, restrictions applicable to Texas-domiciled life insurance companies like ANICO limit the payment of dividends to the greater of the prior year's statutory net gain from operations before realized capital gains, or 10% of prior year statutory surplus, in each case determined in accordance with statutory accounting principles. ANICO is permitted without prior approval of the Texas Department of Insurance to pay total dividends of $792.4 million during 2022.

Noncontrolling Interest

American National County Mutual Insurance Company ("County Mutual") is a mutual insurance company owned by its policyholders. ANICO has a management agreement that effectively gives it control of County Mutual. As a result, County Mutual is included in the consolidated financial statements of American National. Policyholder interests in the financial position of County Mutual are reflected as noncontrolling interest of $6.8 million at December 31, 2022 and December 31, 2021.

American National Insurance Company and its subsidiaries exercise control or ownership of various joint ventures, resulting in their consolidation into American National's consolidated financial statements. The interests of the other partners in the consolidated joint ventures are shown as a noncontrolling interest of $67.5 million and $0.9 million at December 31, 2022 and December 31, 2021, respectively.

Note 15 – Commitments and Contingencies

Commitments

American National and its subsidiaries lease insurance sales office space, technological equipment, and automobiles. The remaining long-term lease commitments at December 31, 2022 were approximately $9.6 million.

American National had aggregate commitments at December 31, 2022 to purchase, expand or improve real estate, to fund fixed interest rate mortgage loans, and to purchase other invested assets of $2.0 billion, of which $1.3 billion is expected to be funded in 2022, with the remainder funded in 2023 and beyond.

In addition, the Company had revolving commitments of $112.5 million expected to be funded during 2023 and 2024.

American National had outstanding letters of credit in the amount of $3.5 million as of December 31, 2022 and December 31, 2021.

Federal Home Loan Bank (FHLB) Agreements

The Company has access to the FHLB's financial services including advances that provide an attractive funding source for short-term borrowing and for access to other funding agreements. As of December 31, 2022, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $14.2 million and commercial mortgage loans of approximately $1.3 billion were on deposit with the FHLB as collateral for borrowing. As of December 31, 2022, the collateral provided borrowing capacity of approximately $775.9 million. The deposited securities and commercial mortgage loans are included in the Company's consolidated statements of financial position within fixed maturity securities and mortgage loans on real estate, net of allowance, respectively.

Guarantees

ANICO has guaranteed bank loans for customers of a third-party marketing operation. The bank loans are used to fund premium payments on life insurance policies issued by ANICO. The loans are secured by the cash values of the life insurance policies. If the customer were to default on a bank loan, ANICO would be obligated to pay off the loan. As the cash values of the life insurance policies always equal or exceed the balance of the loans, management does not foresee any loss on these guarantees. The total amount of the guarantees outstanding as of December 31, 2022, was approximately $121.4 million, while the total cash value of the related life insurance policies was approximately $143.0 million.

Litigation

American National and certain subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain of these lawsuits include claims for compensatory and punitive damages. We provide accruals for these items to the extent we deem the losses probable and reasonably estimable. After reviewing these matters with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on American National's consolidated financial position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.

Such speculation warrants caution, as the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given lawsuit. These lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on our consolidated financial position, liquidity, or results of operations. With respect to the existing litigation, management currently believes that the possibility of a material judgment adverse to American National is remote. Accruals for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, an accrual is recorded based on the lowest amount of the range.

Note 16 – Related Party Transactions

American National has entered into recurring transactions and agreements with certain related parties. Prior to the Merger, these included mortgage loans, management contracts, agency commission contracts, marketing agreements, health insurance contracts, and legal services. The impact on the consolidated financial statements of significant related party transactions is discussed below.

From time to time, American National may participate in investment opportunities from entities classified as related parties to Brookfield Reinsurance, including collateral and mortgage loans. During 2022, these investments totaled $1.2 billion and were accounted for in the same manner as those with unrelated parties in the consolidated financial statements.

On June 1, 2022, the Company entered into a Modco agreement with its affiliate, Freestone Re Ltd. This related party Modco agreement has a material impact to the financial statements. For further details, see Note 1, Nature of Operations, of the Notes to the Financial Statements.

Note 17 – Liability for Future Policy Benefits and Policyholder Account Balances

American National estimates liabilities for amounts payable under insurance and annuity policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of expected benefit payments reduced by the present value of expected premiums. Such liabilities are established on a block of business based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability termination, investment return, inflation, expenses, and other contingent events as appropriate to the respective product type.

Future policy benefits for non-participating traditional life insurance are equal to the aggregate of the present value of expected benefit payments and related expenses less the present value of expected net premiums. Assumptions as to mortality and persistency are based upon American National's experience when the basis of the liability is established. Interest rates for the aggregate future policy benefit liabilities range from 3.0% to 8.0%.

Future policy benefit liabilities for participating traditional life insurance are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 2.5% to 5.5%) and mortality rates guaranteed in calculating the cash surrender values described in such contracts; and (ii) the liability for terminal dividends.

Future policy benefit liabilities for individual fixed deferred annuities after annuitization and single premium immediate annuities are equal to the present value of expected future payments. The interest rates used in establishing such liabilities range from 3.0% to 6.0% for all policies in-force.

Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. The interest rates used in establishing such liabilities range from 3.5% to 8.0%.

Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. The interest rates used in establishing such liabilities range from 3.0% to 6.0%.

Liabilities for universal life secondary guarantees and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. American National regularly evaluates estimates used and adjusts the additional liability balances with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid-up guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical Standard & Poor's experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

American National periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the consolidated statements of operations in the period in which the changes occur.

Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1.0% to 8.0% (some annuities have enhanced first year crediting rates ranging from 1.0% to 7.0%), less expenses, mortality charges, and withdrawals; and (iii) fair value adjustment.

Note 18 – Reinsurance

The Company reinsures portions of certain life insurance policies to provide a greater diversification of risk and manage exposure on larger risks. The maximum amounts that would be retained by one life insurance company by issue ages are shown below (in thousands):

	0-75 Years	76-80 Years	81 and Over
Individual life	$ 5,000	$ 2,000	$ 1,000
Individual accidental death	250	250	250
Credit life	100	100	100
Group life	100	100	100
Total	$ 5,450	$ 2,450	$ 1,450

For the Property and Casualty segment during 2022, American National retained the first $2.0 million of loss per risk. Reinsurance covered up to $6.0 million of property and liability losses per risk. Additional excess property per risk coverage was purchased to cover risks up to $20.0 million, and excess casualty clash coverage was purchased to cover losses up to $60.0 million. Excess casualty clash covered losses incurred as a result of one casualty event involving multiple policies, excess policy limits and extra contractual obligations. Facultative reinsurance was purchased for individual risks attaching at $20.0 million as needed. Corporate catastrophe coverage was in place for losses up to $470.0 million ($500.0 million if the top layer of the Property Catastrophe Top and Drop contract was included). American National retained the first $35.0 million of each catastrophe. Catastrophe aggregate reinsurance coverage was also purchased and was provided by two contracts.

The first contract was the Property Catastrophe Top and Drop cover that consisted of $30.0 million of annual limit available either wholly or in part across two layers of coverage. The first layer was 63.38% of $30.0 million excess of $470.0 million on an occurrence basis. The second layer provided aggregate protection where subject loss was $15.0 million excess of $20.0 million of each catastrophe, and recoveries followed satisfaction of a $15.0 million annual aggregate deductible. The second layer acted to reduce the retention on large second and third catastrophe events to $20.0 million following a first large catastrophe. This cover was placed at 63.38% for 2022 and does not include a reinstatement. The second aggregate contract provided for $30.0 million of coverage after $160.0 million of annual aggregated catastrophe losses has been reached. Qualifying losses include amounts of retained losses net of other reinsurance below $35.0 million on Property Claims Services ("PCS") declared catastrophe events and internally declared catastrophe events exceeding $5.0 million. This cover was placed at 50.0% for 2022 and does not include a reinstatement.

American National remains primarily liable with respect to any reinsurance ceded and would bear the entire loss if the reinsurer does not meet their obligations under any reinsurance treaties. American National had the following recoverables from reinsurance, net of allowance for credit losses (in thousands):

	Successor	Predecessor
	December 31, 2022	December 31, 2021
Reinsurance recoverables	$ 447,124	$ 459,621

None of the amount outstanding at December 31, 2022 is the subject of litigation or is in dispute with the reinsurers involved. Management believes the unfavorable resolution of any dispute that may arise likely would not have a material impact on American National's consolidated financial statements.

Note 18 – Reinsurance - (Continued)

The amounts in the consolidated financial statements include the impact of reinsurance. Premiums written and earned and Policyholder benefits and claims are shown below (in thousands):

	Successor		Predecessor				
	Period from May 25, 2022 through December 31, 2022		Period from January 1, 2022 through May 24, 2022		Year ended December 31, 2021		Year ended December 31, 2020
WRITTEN							
Direct	$	1,632,191	$	1,158,793	$	2,650,696	$	2,533,278
Reinsurance assumed		492,710		308,648		644,858		591,457
Reinsurance ceded		(661,744)		(425,091)		(944,194)		(883,187)
Net	$	**1,463,157**	$	**1,042,350**	$	**2,351,360**	$	**2,241,548**
EARNED							
Direct	$	1,701,001	$	1,154,084	$	2,716,632	$	2,629,403
Reinsurance assumed		208,134		128,191		317,081		291,945
Reinsurance ceded		(455,662)		(302,943)		(732,660)		(703,274)
Net	$	**1,453,473**	$	**979,332**	$	**2,301,053**	$	**2,218,074**

	Successor		Predecessor	
	Period from May 25, 2022 through December 31, 2022		Period from January 1, 2022 through May 24, 2022	
Policyholder benefits and claims				
Direct	$	1,268,493	$	909,781
Reinsurance assumed		272,136		179,701
Reinsurance ceded		(375,143)		(258,464)
Net	$	**1,165,486**	$	**831,018**

Life insurance in-force and related reinsurance amounts are shown below (in thousands):

	Successor	Predecessor	
	December 31, 2022	December 31, 2021	December 31, 2020
Direct life insurance in-force	$ 142,903,807	$ 136,710,529	$ 128,075,765
Reinsurance risks assumed from other companies	222,104	221,023	171,433
Reinsurance risks ceded to other companies	(22,026,691)	(22,835,954)	(24,006,683)
Net life insurance in-force	$ **121,099,220**	$ **114,095,598**	$ **104,240,515**

Note 19 – Pension and Postretirement Benefits

Savings Plans

American National sponsors a qualified defined contribution (401(k) plan) for all employees, and non-qualified defined contribution plans for certain employees whose otherwise eligible earnings exceed the statutory limits under the qualified plans. The total expense associated with matching contributions to these plans was $11.2 million and $10.8 million 2022 and 2021, respectively.

Pension Benefits

American National sponsors qualified and non-qualified defined benefit pension plans, all of which have been frozen. As such, no additional benefits are accrued through these plans for additional years of service credit or future salary increase credit, and no new participants are added to the plans. Benefits earned by eligible employees prior to the plans being frozen have not been affected.

The qualified pension plans are noncontributory. The plans provide benefits for salaried and management employees and corporate clerical employees subject to a collective bargaining agreement based on years of service and employee compensation. The non-qualified pension plans cover key employees and restore benefits that would otherwise be curtailed by statutory limits on qualified plan benefits.

Amounts recognized in the consolidated statements of financial position consist of (in thousands):

| | Qualified | | Non-qualified | |
| | Successor | Predecessor | Successor | Predecessor |
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Reconciliation of benefit obligation				
Beginning obligation	$ 343,098	$ 427,745	$ 54,840	$ 65,791
Service cost	198	589	—	—
Interest cost on projected benefit obligation	8,601	10,290	1,195	917
Actuarial loss	(25,325)	(11,640)	699	2,496
Benefits paid	(17,677)	(27,604)	(4,905)	(8,510)
Obligation at December 31,	**308,895**	**399,380**	**51,829**	**60,694**
Reconciliation of fair value of plan assets				
Beginning fair value of plan assets	498,994	511,989	—	—
Actual return on plan assets	(7,749)	90,822	—	—
Employer contributions	—	—	4,905	8,510
Benefits paid	(17,636)	(27,597)	(4,905)	(8,510)
Fair value of plan assets at December 31,	**473,609**	**575,214**	**—**	**—**
Funded status at December 31,	$ 164,714	$ 175,834	$ (51,829)	$ (60,694)

The components of net periodic benefit cost for the defined benefit pension plans are shown below (in thousands):

| | Successor | Predecessor | |
	December 31, 2022	December 31, 2021	December 31, 2020
Service cost	$ 198	$ 589	$ 543
Interest cost	9,796	11,207	14,868
Expected return on plan assets	(15,561)	(25,921)	(26,109)
Amortization of net actuarial loss	—	7,628	4,848
Settlement Recognition	—	1,973	—
Net periodic benefit cost	$ (5,567)	$ (4,524)	$ (5,850)

Note 19 – Pension and Postretirement Benefits - (Continued)

Amounts related to the defined benefit pension plans recognized as a component of AOCI are shown below (in thousands):

	Successor	Predecessor	Predecessor
	December 31, 2022	December 31, 2021	December 31, 2020
Actuarial gain	$ 1,469	$ 85,666	$ (15,061)
Deferred tax expense	(308)	(17,990)	3,163
Other comprehensive income, net of tax	$ 1,161	$ 67,676	$ (11,898)

Amounts recognized as a component of AOCI that have not been recognized as a component of the combined net periodic benefit cost of the defined benefit pension plans, are shown below (in thousands):

	Successor	Predecessor	Predecessor
	December 31, 2022	December 31, 2021	December 31, 2020
Net actuarial gain	$ 1,469	$ 690	$ (84,976)
Deferred tax expense	(308)	(144)	17,846
Amounts included in AOCI	$ 1,161	$ 546	$ (67,130)

The weighted average assumptions used are shown below:

	Used for Net Benefit Cost for year ended December 31, 2022	Used for Benefit Obligations as of December 31, 2022
Discount rate	4.47 %	5.44 %
Long-term rate of return	5.50 %	— %

American National's funding policy for the qualified pension plans is to make annual contributions to meet the minimum funding standards of the Pension Protection Act of 2006. American National and its affiliates did not contribute to its qualified plans in 2022 and 2021 due to the substantial contribution over minimum funding standards of $60.0 million made in 2018. The benefits paid from the non-qualified plans were $4.9 million and $8.5 million in 2022 and 2021, respectively. Future payments from the non-qualified pension benefit plans will be funded out of general corporate assets.

The following table shows pension benefit payments expected to be paid (in thousands):

2023	$ 46,238
2024	39,457
2025	30,657
2026	30,173
2027	29,654
2028-2032	129,275

Note 19 – Pension and Postretirement Benefits - (Continued)

American National utilizes third-party pricing services to estimate fair value measurements of its pension plan assets. Refer to Note 9, Fair Value of Financial Instruments for further information concerning the valuation methodologies and related inputs utilized by the third-party pricing services. The fair values (hierarchy measurements) of the pension plan assets by asset category are shown below (in thousands):

		Successor						
		December 31, 2022						
		Total		Level 1		Level 2		Level 3
Asset Category								
Corporate debt securities	$	120,878	$	—	$	120,878	$	—
Residential mortgage-backed securities		30		—		30		—
Equity securities by sector								
Consumer goods		55,392		55,392		—		—
Energy and utilities		25,931		25,931		—		—
Finance		46,463		46,463		—		—
Healthcare		52,476		52,476		—		—
Industrials		30,721		30,721		—		—
Information technology		87,616		87,616		—		—
Other		49,926		49,926		—		—
Commercial paper		358		—		358		—
Unallocated group annuity contract		174		—		174		—
Other		3,644		3,644		—		—
Total	$	473,609	$	352,169	$	121,440	$	—

		Predecessor						
		December 31, 2021						
		Total		Level 1		Level 2		Level 3
Asset Category								
Corporate debt securities	$	144,770	$	—	$	144,770	$	—
Residential mortgage-backed securities		61		—		61		—
Equity securities by sector								
Consumer goods		63,296		63,296		—		—
Energy and utilities		27,078		27,078		—		—
Finance		48,401		48,401		—		—
Healthcare		60,972		60,972		—		—
Industrials		29,375		29,375		—		—
Information technology		103,379		103,379		—		—
Other		86,256		86,256		—		—
Commercial paper		3,104		—		3,104		—
Unallocated group annuity contract		498		—		498		—
Other		8,024		8,024		—		—
Total	$	575,214	$	426,781	$	148,433	$	—

Note 19 – Pension and Postretirement Benefits - (Continued)

The investment policy for the retirement plan assets is designed to provide the highest return commensurate with sound and prudent underwriting practices. The investment diversification goals are to have investments in cash and cash equivalents as necessary for liquidity, debt securities up to 100% and equity securities up to 75% of the total invested plan assets. The amount invested in any particular investment is limited based on credit quality, and no single investment may at the time of purchase be more than 5% of the total invested assets.

The corporate debt securities category are investment grade bonds of U.S. and foreign issuers denominated and payable in U.S. dollars from diverse industries, with a maturity of 1 to 30 years. Foreign bonds in the aggregate shall not exceed 20% of the bond portfolio. Residential mortgage-backed securities represent asset-backed securities with a maturity date of 1 to 30 years with a Level 1 or 2 rating.

Equity portfolio managers have discretion to choose the degree of concentration in various issues and industry sectors for the equity securities. Permitted securities are those for which there is an active market providing liquidity for the specific security. Commercial paper investments generally have a credit rating of A2 by Moody's or P2 by Standard & Poor's with at least BBB rating on the issuer's outstanding debt, or selected issuers with no outstanding debt.

Postretirement Life and Health Benefits

Under American National's various group benefit plans for active employees, life insurance benefits are provided upon retirement for eligible participants who meet certain age and length of service requirements.

The accrued postretirement benefit obligation, included in the liability for retirement benefits, was $7.4 million and $12.2 million at December 31, 2022 and 2021, respectively. These amounts were approximately equal to the unfunded accumulated postretirement benefit obligation.

Note 20 – Subsequent events

On January 1, 2023, American National Insurance Company reorganized the Company's subsidiaries, effectively 'de-stacking' these subsidiaries by way of an extraordinary dividend to the parent holding company, American National Group, LLC. The intent of this reorganization was to facilitate a more efficient legal entity organizational model for the American National Group of companies. Upon executing this extraordinary dividend of the Company's subsidiaries, the Company will have a reduction of equity holdings of these subsidiaries in the amount of $3.2 billion. American National Insurance Company will continue to operate at a target NAIC RBC of 400%.

Based on our evaluation, no other subsequent events were identified.